SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

11 May 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents (continued)

Risk and balance sheet management	94

Capital	94
Risk-weighted assets by division	97
Liquidity and funding risk	98
Funding sources	98
Liquidity portfolio	101
Loan:deposit ratio and customer funding gap	102
Net stable funding ratio	103
Credit risk	104
Loans and advances to customers by sector	104
Risk elements in lending	105
Loans, REIL and impairments by division	107
Impairment provisions	108
Loan impairment charge	109
Debt securities	110
Ulster Bank Group (Core and Non-Core)	112
Country risk	117
Summary	119
Eurozone	124
Eurozone periphery	125
Market risk	131
Additional information	136
Signature page	138
Appendix 1 Businesses outlined for disposal

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; the Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or delay in transferring, certain business assets and liabilities from RBS N.V. to RBS; the ability to access sufficient sources of liquidity and funding; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking (ICB) and their potential implications; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

RBS Holdings N.V. (formerly ABN AMRO Holding N.V.)

In 2007, RFS Holdings B.V., which was jointly owned by the Group, the Dutch State (successor to Fortis) and Santander (together, the “Consortium Members”) completed the acquisition of ABN AMRO Holding N.V.

On 6 February 2010, the businesses of ABN AMRO Holding N.V. acquired by the Dutch State were legally demerged to a newly established company, ABN AMRO Bank N.V., which on 1 April 2010 was transferred to ABN AMRO Group N.V., itself owned by the Dutch State. Following legal separation, RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) has one operating subsidiary, The Royal Bank of Scotland N.V. (“RBS N.V.”), a fully operational bank within the Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. Certain assets within RBS N.V. continue to be shared by the Consortium Members.

On 19 April 2011, the Group announced the proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank. Subject to, among other matters, regulatory and other approvals and procedures, it is expected that the transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the transfers is expected to have taken place by the end of 2012.

On 17 October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to the Royal Bank pursuant to Part VII of the UK Financial Services and Markets Act 2000.

Approximately 98% of the issued share capital of RFS Holdings B.V. is held by the Group.

Non-GAAP financial information

The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis on pages 83 to 85 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis on pages 83 to 85. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “Core” and “Non- Core”. Certain measures disclosed in this document for Core operations and used by RBS management are non- GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions. This is a non GAAP financial measure. Lastly, the Basel III net stable funding ratio (see page 103) represents a non-GAAP financial measure given it is a metric that is not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Presentation of information (continued)

Disposal groups
In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, in Q4 2011 the Group transferred the assets and liabilities relating to the planned disposal of its RBS England and Wales, and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’), to assets and liabilities of disposal groups.

Restatements

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes have seen the reorganisation of the Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the proposed exit and/or downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against the Group’s strategy.

The changes will include an exit from cash equities, corporate broking, equity capital markets and mergers and acquisitions advisory businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented

Revised allocation of Group Treasury costs
In the first quarter of 2012, the Group revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. The new methodology is designed to ensure that the allocated funding and liquidity costs more fully reflect each division’s funding requirement.

Revised divisional return on equity ratios
For the purposes of divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets (RWAs), adjusted for capital deductions. Historically, notional equity was allocated at 9% of RWAs for the Retail & Commercial divisions and 10% of RWAs for Global Banking & Markets. This has been revised and 10% of RWAs is now applied to both the Retail & Commercial and Markets divisions.

Fair Value of own Debt and Derivative Liabilities
The Group had previously excluded changes in the fair value of own debt (FVOD) in presenting the underlying performance of the Group on a managed basis given it is a volatile non-cash item. To better align our managed view of performance, movements in the fair value of own derivative liabilities (FVDL), previously incorporated within Markets operating performance, are now combined with the movement in FVOD in a single measure, ‘Own Credit Adjustments’ (OCA). Group and Markets operating results have been adjusted to reflect this change which does not affect profit/(loss) before and after tax.

Comparatives have been restated accordingly.

Condensed consolidated income statement
for the quarter ended 31 March 2012

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Interest receivable	5,017	5,234	5,401
Interest payable	(2,018)	(2,160)	(2,100)

Net interest income	2,999	3,074	3,301

Fees and commissions receivable	1,487	1,590	1,642
Fees and commissions payable	(290)	(573)	(260)
Income from trading activities	212	(238)	835
Gain/(loss) on redemption of own debt	577	(1)	-
Other operating income (excluding insurance net premium income)	(747)	205	391
Insurance net premium income	938	981	1,149
Non-interest income	2,177	1,964	3,757
Total income	5,176	5,038	7,058
Staff costs	(2,570)	(1,993)	(2,399)
Premises and equipment	(563)	(674)	(571)
Other administrative expenses	(1,016)	(1,296)	(921)
Depreciation and amortisation	(468)	(513)	(424)
Write-down of goodwill and other intangible assets	-	(91)	-

Operating expenses	(4,617)	(4,567)	(4,315)

Profit before insurance net claims and impairment losses	559	471	2,743
Insurance net claims	(649)	(529)	(912)
Impairment losses	(1,314)	(1,918)	(1,947)

Operating loss before tax	(1,404)	(1,976)	(116)
Tax (charge)/credit	(139)	186	(423)

Loss from continuing operations	(1,543)	(1,790)	(539)
Profit from discontinued operations, net of tax	5	10	10

Loss for the period	(1,538)	(1,780)	(529)
Non-controlling interests	14	(18)	1

Loss attributable to ordinary and B shareholders	(1,524)	(1,798)	(528)

Basic loss per ordinary and B share from continuing operations	(1.4p)	(1.7p)	(0.5p)

Diluted loss per ordinary and B share from continuing operations	(1.4p)	(1.7p)	(0.5p)

Basic loss per ordinary and B share from discontinued operations	-	-	-

Diluted loss per ordinary and B share from discontinued operations	-	-	-

Comment

Stephen Hester, Group Chief Executive, commented:
The start of 2012 has shown pleasing progress at RBS within the context of a flat economic environment.

RBS has two jobs. Excellent progress continues in removing “mistakes” of the past. Non-Core assets have fallen, again. Liquidity is stronger, again. This week the bank will repay the last of the UK Government-backed funding support we received during the crisis. We will also recommence paying dividends/coupons on hybrid capital. These are important recovery milestones.

Our second job is running the new RBS well and better. Here the bank also shows continued progress, though held back by economic conditions. In January we announced a restructuring in our wholesale banking activities and this is proceeding well. The Markets business rebounded to a 21% ROE in the seasonally strong Q1 whilst allocated resources were reduced. Retail and Commercial businesses remain solid - still impacted by subdued income trends and Irish losses, but cash-generative and competitively robust.

Extensive restructuring activity continues apace across the Group to achieve future improvement. Customer service and support remain at the forefront of our priorities for the tens of millions who rely on us.

Highlights

First quarter 2012 results summary
RBS made further progress towards its strategic goals during Q1 2012. The Group has continued to deleverage and de-risk its balance sheet, with Non-Core funded assets falling by £11 billion to £83 billion and Markets funded assets falling by £13 billion.

With growth prospects muted in the major economies in which the Group operates, and with fragilities persisting in European financial markets, the focus has remained on improving balance sheet strength and a strong liquidity position. RBS has prioritised stable sources of deposit funding, with the Group loan:deposit ratio improving 200 basis points to 106% at the end of Q1 2012. Utilisation of short-term wholesale funding was cut by £23 billion during the quarter to £80 billion, which represents c.8% of funded assets and more than meets the Group’s medium-term target. The Group will this week repay the final tranche of notes issued under the Government’s CGS; over the last three years RBS will have repaid £75 billion of funding under the CGS and the Special Liquidity Scheme. The capital position remains robust, with a Core Tier 1 ratio of 10.8% and a Tier 1 leverage ratio of 16.3x.

Operating profit
Group operating loss was £1,404 million, compared with a loss of £1,976 million in Q4 2011. On a managed basis, Group operating profit in Q1 2012 totalled £1,184 million, compared with a loss of £144 million in the previous quarter and a profit of £1,133 million in Q1 2011. Income was up 3% to £5,176 million, expenses rose 1% to £4,617 million and impairments fell by 31% to £1,314 million. On a managed basis income was up 25% to £7,131 million, while expenses rose 9% to £3,984 million, and impairments fell by 22% to £1,314 million. Core operating profits were £1,667 million, up 46% from Q4 2011, while Non-Core operating losses fell to £483 million (Q4 2011 - £1,282 million).

The improvement in Core results was driven by Markets, where operating profits rose to £824 million from a loss of £109 million in Q4 2011. Retail & Commercial operating performance remained resilient in challenging economic conditions, with overall operating profit of £903 million (Q4 2011 - £1,033 million) which includes a £77 million sequential quarter decline in Ulster Bank due to higher impairments.

•	UK Retail operating profit was up 4% at £477 million. While the low interest rate environment creates some income challenges, this has been more than offset by favourable impairment trends.

•	UK Corporate delivered stable pre-impairment profits and a strong improvement in operating profit to £492 million, in the absence of any large impairments as were incurred in Q4 2011.

•	Wealth operating profit totalled £45 million. Adjusting for the release of deposit insurance levies in Q4 2011 and for a regulatory fine in Q1 2012, profits were broadly stable.

•	Ulster Bank still faces exceedingly difficult market conditions, with operating losses of £310 million driven by the continuing deterioration in retail mortgage credit metrics.

•
US Retail & Commercial operating profits rose again on an underlying basis. However they fell 42% to £102 million ($160 million), due to the impact of a litigation settlement of £88 million ($138 million).

Highlights (continued)

First quarter 2012 results summary (continued)
•
International Banking delivered good income from its cash management and trade finance businesses, offset by reduced revenue from outstanding loans, reflecting the Group’s focused reduction of capital-intensive activities.

•
The restructured Markets division benefited from improved market conditions in the first quarter, with a strong performance in rates and a recovery in credit markets and asset backed products. Operating profit totalled £824 million, compared with a loss of £109 million in Q4 2011.

•	Direct Line Group’s operating profit of £84 million was down 33% from Q4 2011, largely reflecting seasonal weather claims, but up 25% relative to Q1 2011.

Non-Core achieved a significant reduction in operating losses, largely reflecting lower trading losses than those incurred in the restructure and divestment of a number of capital-intensive exposures during Q4 2011. Impairment losses were 35% lower, primarily reflecting lower commercial real estate provisioning.

Non-operating items
Restructuring costs were £460 million during the quarter, slightly lower than in Q4. This includes c.£271 million relating to the Markets and International Banking restructuring. This cost was offset by a gain of £577 million from a liability management exercise whereby the Group exchanged £2.8 billion of new Lower Tier 2 (LT2) instruments for £3.4 billion of existing LT2 instruments during March. A charge of £43 million was booked in respect of the APS, which is accounted for as a credit derivative. A total of £2.5 billion has now been expensed for the APS, which equals the minimum fee payable. The Group took an additional reserve of £125 million for PPI claims during Q1 and has now accrued £1.2 billion for PPI claims, through new and pre-existing reserves, of which £501 million has been paid out as of 31 March 2012.

As RBS’s credit spreads tightened during the quarter, a charge of £2,456 million was booked for own credit adjustments, compared with a charge of £472 million in Q4 2011.

After these non-operating items the Group’s operating loss before tax totalled £1,404 million and loss attributable to shareholders was £1,524 million. Excluding own credit adjustments, operating profit before tax was £1,052 million.

Efficiency
Group expenses were up 1% from Q4 2011 driven by the variability of staff expense accruals tied to increased revenues in Markets and PPI costs of £125 million, and up 7% compared with Q1 2011 primarily due to bank levy charges of £300 million in Q4 2011. On a managed basis, Core expenses were up 12% from Q4 2011, but down 2% compared with Q1 2011. This largely reflects the variability of staff expense accruals, as accruals of deferred compensation are more heavily weighted to the first quarter. Markets’ compensation to revenue ratio was 29%, compared with 33% in Q1 2011. Non-Core expenses, meanwhile, were down 16%, leaving Group expenses on a managed basis in Q1 2012 at £3,984 million, up 9% from Q4 2011 but down 3% from Q1 2011.

Highlights (continued)

First quarter 2012 results summary (continued)
The Core Group’s cost:income ratio in Q1 2012 was 60%, compared with 62% in Q4 2011 and 55% in Q1 2011. The improvement compared to Q4 2011 was driven by the improved income performance in Markets, while Retail & Commercial’s cost:income ratio weakened to 60%, compared with 56% in Q4 2011.

Risk
Impairment losses totalled £1,314 million, down 22% from Q4 2011 and 33% from Q1 2011, with improvements across all divisions except Ulster Bank. UK Retail and US R&C showed continuing favourable credit quality trends. UK Corporate impairments were lower than in Q4 2011, with fewer individual impairment charges. Credit conditions in Ireland, however, remain challenging, and this was reflected both in Core Ulster Bank impairments and in Non-Core, which combined totalled £654 million in Q1 2012 compared with £570 million in Q4 2011 and £1,294 million in Q1 2011.

Overall, Core Q1 2012 annualised impairments represented 0.8% of loans and advances, compared with 0.9% in Q4 2011. For the Group as a whole, annualised impairments represented 1.1% of loans and advances, down from 1.3% in Q4 2011 and 1.5% in Q1 2011.

Balance sheet
The Group’s funded balance sheet decreased by a further £27 billion in Q1 to £950 billion at 31 March 2012. Non-Core continued to exceed its run-off targets, as funded assets decreased £11 billion to £83 billion and a further £5 billion of signed transactions are pending, principally the sale of the Group’s aviation finance business which is expected to complete by the end of Q3 2012. Markets reduced funded assets by £13 billion, reflecting the Group’s decision to exit certain businesses and reduce balance sheet consumption in a number of other capital-intensive areas.

Since the end of 2008 the Group has reduced its funded balance sheet by £276 billion.

Liquidity and funding
Since embarking on its Strategic Plan in 2009 RBS has targeted a more stable deposit-led funding position with reduced dependence on wholesale funding sources. During Q1 2012, the Group has achieved significant progress towards this objective.

One key measure, the Group loan:deposit ratio, improved 200 basis points to 106% at the end of Q1 2012. This was driven by the continuing run-off of Non-Core and accelerated deleveraging in International Banking. The Core loan:deposit ratio improved further, by 1%, to 93%. UK Retail customer deposits grew strongly, up £2.3 billion in Q1 2012 and up 8% from Q1 2011, while Corporate deposits were stable year-on-year.

Another key focus has been to lower the amount of short-term wholesale funding while increasing the amount of liquidity coverage. During Q1 2012, short-term wholesale funding decreased by £23 billion to £80 billion. This represents c.8% of funded assets, and is already within the Group’s medium-term target for short-term wholesale funding of less than 10%. Liquidity reserves were £153 billion, or 1.9 times the short-term wholesale funding, also above the Group’s medium-term target of 150% coverage.

Highlights (continued)

First quarter 2012 results summary (continued)
Funding sources have been diversified, with usage of Moody’s rated US money market funds reduced from 15% of unsecured short-term funding to less than 3%. The liquidity portfolio was maintained above target levels at £153 billion, which covers outstanding commercial paper and certificates of deposit five times over.

Net term issuance during the quarter totalled £2.3 billion. In addition, the Group issued £2.8 billion of lower tier 2 securities as part of a liability management exercise. The Group plans no further unsecured term issuance over the balance of the year.

The final tranche of notes issued under the Government’s Credit Guarantee Scheme will be repaid next week; as a result the Group will have repaid a total of £75 billion of funding under the CGS and the Special Liquidity Scheme.

Capital
The Group’s capital position remains robust, with a Core Tier 1 ratio of 10.8% at 31 March 2012, compared with 10.6% at 31 December 2011. The increase reflects retained profits, net of changes in fair value of debt, as well as a reduction in RWAs of £12 billion in the quarter to £496 billion, excluding the effect of the APS. The Core Tier 1 benefit arising from the APS was 85bp. RBS’s Tier 1 leverage ratio was 16.3x at 31 March 2012.

Highlights (continued)

First quarter 2012 results summary (continued)

Preference dividends
On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments (the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011). On 30 April 2012 this period ended for RBS Group instruments. RBS has determined that it is now in a position to recommence payments on the RBS Group instruments.

The Core Tier 1 capital impact of discretionary amounts that will be payable over the remainder of 2012 on the RBS Group instruments on which payments have previously been stopped is c.£350 million. In the context of recent macro-prudential policy discussions, the Board of RBS has decided to neutralise any impact on Core Tier 1 capital through equity issuance. Approximately £250 million of this is ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group’s Employee Benefit Trust, which is now substantially complete. An additional c.£100 million will be raised through the issue of new ordinary shares, which is expected to take place over time during the second half of 2012.

The Directors have declared the discretionary dividends on Series M, N, P, Q, R, S, and T non-cumulative dollar preference shares of US$0.01 each for the three months to 30 June 2012, and the discretionary dividend on the Series 2 non-cumulative Euro preference shares of €0.01 for the 12 months to 30 June 2012. These discretionary dividends as well as the discretionary distributions on the RBSG/RBS innovative securities RBS Capital Trust A, RBS Capital Trust B, RBS Capital Trust D, RBS Capital Trust I, RBS Capital Trust II and RBS Capital Trust IV will be paid on their scheduled payment dates in June 2012.  Future coupons and dividends on RBS Group hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Share consolidation
The Group’s Annual General Meeting on 30 May 2012 will consider resolutions which, if approved, will sub-divide and consolidate the Group’s ordinary shares. As the Group currently has a very large number of ordinary shares in issue, a small movement in the share price can result in large percentage movements and considerable volatility in the Group’s shares. The Board believes that the sub-division and consolidation will result in a share price and nominal value more appropriate for a company of the Group’s size in the UK market and may assist in reducing volatility, thereby enabling a more consistent valuation.

Highlights (continued)

First quarter 2012 results summary (continued)

Disposals
The Group continues to target the second half of 2012 for the sale of the first tranche in Direct Line Group through a public flotation, subject to market conditions. Preparations for Direct Line Group’s separation have continued, with good progress on the business’s new name and identity and the appointment of Mike Biggs as chairman.

Planning and integration work for the carve out and sale to Santander of the RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK, continues to progress as expected.

These two disposals will substantially complete the series of divestments the Group agreed to make to comply with EC state aid requirements.

Customer franchises
RBS’s first priority is to serve its customers well. Full year 2011 results of both UK Retail and Ulster Bank’s customer charters were published in Q1 2012, with UK Retail achieving 23 of the 25 goals and Ulster Bank achieving 28 of their 29 objectives. Further improvements are still needed in service and in resolving complaints fairly, consistently and promptly.

US Retail & Commercial completed the rollout of its core customer commitments during the quarter.

Following the success of mobile applications launched in a number of the Group’s retail businesses during 2011, UK Corporate launched a new iPhone application for business banking customers during Q1 2012. The application allows customers to manage multiple accounts without the need to log in and out, view an extended transaction list and make intra-account transfers.

UK lending
RBS continues to support economic recovery in the UK and remains committed to providing the credit UK businesses need in order to achieve this.

In Q1 2012, RBS provided £14.3 billion of gross new loans and facilities to UK businesses, of which £7.9 billion was to SME customers, and £6.4 billion of overdraft renewals, including £1.5 billion to SME customers. Gross new loans and facilities to SMEs were up 18% from Q1 2011 and broadly flat to Q4 2011.

SME customers remained cautious in their economic outlook at the start of 2012 but Q1 2012 did indicate a small improvement in sentiment with Core drawn balances, excluding real estate and construction, falling only 1% from Q4 2011. This compares with a 5% quarterly fall into Q4 2011. Overdraft utilisation also increased marginally in the quarter, although largely reflecting seasonal fluctuations. Overall, utilisation remained below 50% as it has for over two years. The Group has seen a steady increase in the demand for invoice and asset financing by SME customers, with Core net advances from these sources a significant component of gross lending and up 6% year-on-year.

Highlights (continued)

First quarter 2012 results summary (continued)
Gross new loans and facilities provided to mid and large corporates fell quarter on quarter, and compared with Q1 2011, reflecting many businesses’ decision to bring re-financing forward into 2011 and also the continuing low level of merger & acquisition activity in the market.

The UK Government’s National Loan Guarantee Scheme (NLGS) was launched in March, with support from a number of the UK’s leading banks, including RBS. RBS is the only bank to offer the 1% pricing discount to customers for loans from £1,000 in value, thus ensuring that we use NLGS to support as wide a range of customers as possible. Six weeks after launch, the Group has provided 1,600 loans and asset finance facilities under the scheme, with two thirds of these being for amounts under £25,000.

The Group also participates in the Regional Growth Fund, Business Growth Fund and the Enterprise Finance Guarantee for UK businesses. It also offers mortgages under the NewBuy scheme announced at the start of March 2012 which provide first time buyers, and other movers unable to raise a large deposit, with a more affordable way to move onto, or up, the property ladder.

Gross new mortgage lending in Q1 2012 was £4.0 billion, with the proportion of mortgages provided to first time buyers increasing to almost a quarter during March 2012, largely reflecting higher demand prior to the end of the stamp duty holiday.

Outlook
Economic and regulatory challenges should continue throughout 2012.

Against this backdrop, we nonetheless expect Retail and Commercial performance to remain resilient.

Markets, while off to a good start, will remain market-dependent.

Group net interest margin outlook is stable with the first quarter of 2012.

We expect to achieve further progress in our balance sheet ‘safety and soundness’ agenda. Non-Core is on track to hit asset targets within our loss tolerance, and funding and liquidity momentum should continue.

Analysis of results

	Quarter ended
	31 March 2012	31 December 2011
Net interest income	£m	£m

Net interest income	2,999	3,074

Average interest-earning assets	640,658	663,519

Net interest margin
- Group	1.88%	1.84%
- Retail & Commercial (1)	2.91%	2.90%
- Non-Core	0.31%	0.42%

Notes:
(1)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions.

Key points

Q1 2012 compared with Q4 2011
•	Group net interest income decreased by £75 million, primarily reflecting the deleveraging of the Group’s balance sheet. Core was down £38 million, Non-Core £35 million.

•
Retail & Commercial net interest margin (NIM) was 1 basis point higher, driven by modest widening of asset margins, partially mitigated by continuing pressure on deposit margins in the Core UK franchises.

•
Group NIM increased 4 basis points benefiting from lower funding and liquidity costs, as the expensive Credit Guarantee Scheme funding was repaid, and the run-off of the lower spread Non-Core book continued.

Analysis of results (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
Non-interest income	£m	£m	£m

Fees and commissions receivable	1,487	1,590	1,642
Fees and commissions payable	(290)	(573)	(260)
Net fees and commissions	1,197	1,017	1,382
Income from trading activities
- managed basis	1,264	242	1,570
- Asset Protection Scheme	(43)	(209)	(469)
- Own credit adjustments*	(1,009)	(272)	(266)
- RFS Holdings minority interest	-	1	-
	212	(238)	835
Gain/(loss) on redemption of own debt	577	(1)	-
Other operating (loss)/ income (excluding insurance net premium income)
- managed basis	725	405	710
- strategic disposals**	(8)	(2)	(23)
- Own credit adjustments*	(1,447)	(200)	(294)
- Intergration and restructuring costs	-	-	(4)
- RFS Holdings minority interest	(17)	2	2
	(747)	205	391
Insurance net premium income	938	981	1,149
Total non-interest income	2,177	1,964	3,757

* Own credit adjustments impact:
Income from trading activities	(1,009)	(272)	(266)
Other operating income	(1,447)	(200)	(294)
Own credit adjustments	(2,456)	(472)	(560)

**Strategic disposals
(Loss)/gain on sale and provision for loss on disposal of investments in:
- Global Merchant Services	-	-	47
- Goodwill relating to UK branch-based businesses	-	(80)	-
- Other	(8)	(2)	(70)
	(8)	(82)	(23)

Key points

Q1 2012 compared with Q4 2011
•
Non-interest income increased by £213 million, 11%, primarily reflecting a strong seasonal bounce in trading income in Markets, a gain on redemption of own debt of £577 million, offset by own credit adjustments of £2,456 million.

•
A charge of £43 million was taken in relation to the APS. The cumulative charge on APS now totals £2.5 billion, equal to the minimum fee payable. The Group plans to exit the APS, subject to the approval of the FSA, in the fourth quarter of 2012.

•	Significant tightening of the Group’s credit spreads resulted in a charge of £2,456 million in relation to own credit adjustments, compared with a charge of £472 million in Q4 2011.

•
The Group recorded a gain of £577 million on the redemption of its own debt, following a liability management exercise as the Group exchanged £2.8 billion of new lower tier 2 (LT2) instruments for £3.4 billion of existing LT2 instruments.

Analysis of results (continued)

Key points (continued)

Q1 2012 compared with Q4 2011 (continued)

•	Non-Core non-interest income increased, with gains on disposals of £182 million compared with prior period losses of £36 million, along with lower fair-value write-downs.

Q1 2012 compared with Q1 2011
•
Non-interest income was 42% lower, largely as a result of decreased trading income in Markets, reflecting a less pronounced seasonal recovery in activity and lower investor confidence compared with the same period last year and own credit adjustments of £2,456 million.

•	UK Retail fees and commissions fell as subdued consumer spending activity led to reduced transaction volumes. In addition, various Helpful Banking initiatives resulted in lower current account fees.

•	Insurance net premium income decreased by 18% driven by lower volumes written by Direct Line Group during 2011, reflecting the de-risking of the Motor book and the exit of certain business lines.

Analysis of results (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
Operating expenses and insurance claims	£m	£m	£m

Staff costs	2,570	1,993	2,399
Premises and equipment	563	674	571
Other administrative expenses
- managed basis	819	838	865
- Payment Protection Insurance costs	125	-	-
- bank levy	-	300	-
- other	72	158	56
	1,016	1,296	921

Administrative expenses	4,149	3,963	3,891
Depreciation and amortisation	468	513	424
Write-down of goodwill and other intangible assets	-	91	-
Operating expenses	4,617	4,567	4,315

Insurance net claims	649	529	912
Staff costs as a % of total income	50%	40%	34%

Key points

Q1 2012 compared with Q4 2011
•
Group operating expenses increased 1%, driven by the variability of staff expense accruals tied to increased revenues in Markets and PPI costs of £125 million, and the non-repeat of a bank levy charge of £300 million in Q4 2011.

•	R&C expenses increased by 5% largely reflecting the phasing of staff expense accruals and a litigation settlement of £88 million ($138 million) in US Retail & Commercial.

•
Integration and restructuring costs totalled £460 million, driven by costs relating to business exits in Markets and International Banking, Group property exits, transfer of RBS NV activities to RBS plc, and further expenditure incurred in preparation for the divestment of Direct Line Group and the branch sale to Santander.

•	Insurance net claims were 23% higher primarily due to adverse weather experienced in the early part of Q1 2012.

Q1 2012 compared with Q1 2011
•
Group operating expenses increased 7% primarily driven by PPI costs of £125 million and an increase in staff costs of 7% to £2,570 million. On a managed basis Group expenses declined 3% primarily driven by benefits from the Group cost reduction programme. Headcount declined by 1%, principally as a result of the restructuring of the Markets and International Banking businesses, and branch closures in the US.

•	Non-Core expenses fell by 19% reflecting the on-going run down of the division, including further business disposals and country exits.

•	Insurance net claims decreased by £263 million, driven by a combination of reduced exposure on Motor and the exit of certain business lines.

Analysis of results (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
Impairment losses	£m	£m	£m

Loan impairment losses	1,295	1,654	1,898
Securities
- managed basis	19	38	49
- sovereign debt impairment (1)	-	224	-
- RFS Holding minority interest	-	2	-
	19	264	49

Group impairment losses	1,314	1,918	1,947
Loan impairment losses
- individually assessed	745	1,253	1,285
- collectively assessed	595	591	720
- latent	(57)	(190)	(107)
Customer loans	1,283	1,654	1,898
Bank loans	12	-	-
Loan impairment losses	1,295	1,654	1,898
Core	796	924	852
Non-Core	499	730	1,046
Group	1,295	1,654	1,898

Customer loan impairment charge as a % of gross loans and advances (2)
Group	1.1%	1.3%	1.5%
Core	0.8%	0.9%	0.8%
Non-Core	2.7%	3.7%	4.0%

Notes:
(1)
In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of its AFS portfolio of Greek government debt as a result of Greece’s continuing fiscal difficulties. In the third and fourth quarters of 2011, additional impairment losses of £142 million and £224 million respectively were recorded. In Q1 2012, as part of private sector involvement in the Greek government bail-out, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

(2)	Customer loan impairment charge as a percentage of gross customer loans and advances excluding reverse repurchase agreements and including disposal groups.

Key points

Q1 2012 compared with Q4 2011
•
Group impairment losses fell by £604 million or 31%, primarily due to a decrease in loan  impairment losses and an additional impairment of £224 million taken in Q4 2011 as a result of the decline in the value of Greek sovereign bonds.

•
Group loan impairment losses fell by £359 million or 22% driven by lower individual charges in Non-Core and improvement across Retail & Commercial businesses, with the exception of Ulster Bank. Ulster Bank continued to face challenging credit conditions.

•
UK Retail impairment losses fell by £36 million, largely driven by lower default levels and improved collections performance on the unsecured portfolio. UK Corporate impairments were lower than Q4 2011, which included a number of sizeable single-name provisions.

•
Total Ulster Bank (Core and Non-Core) loan impairments were £654 million compared with £570 million in Q4 2011, an increase of 15%, primarily driven by further deterioration in asset quality in the Core residential mortgage portfolio. Non-Core Ulster Bank impairments increased by 7% to £260 million.

Analysis of results (continued)

Q1 2012 compared with Q1 2011
•	Group loan impairment losses decreased by £603 million or 32%, driven by a significant decrease in Non-Core, principally due to lower losses on the Ulster Bank portfolio.
•
R&C impairment losses, excluding Ulster Bank, were stable at £395 million, with improved credit conditions in UK Retail and US Retail & Commercial largely offset by lower provision releases in UK Corporate and International Banking.

•
Core and Non-Core Ulster Bank loan impairment losses fell from £1,294 million in Q1 2011 to £654 million in Q1 2012, although credit conditions in Ireland remain challenging with credit quality continuing to weaken over the period largely due to asset value deflation.

Analysis of results (continued)

Capital resources and ratios	31 March 2012	31 December 2011

Core Tier 1 capital	£47bn	£46bn
Tier 1 capital	£57bn	£57bn
Total capital	£61bn	£61bn
Risk-weighted assets
- gross	£496bn	£508bn
- benefit of Asset Protection Scheme	(£62bn)	(£69bn)
Risk-weighted assets	£434bn	£439bn
Core Tier 1 ratio (1)	10.8%	10.6%
Tier 1 ratio	13.2%	13.0%
Total capital ratio	14.0%	13.8%

Note:
(1)	The benefit of APS in the Core Tier 1 ratio is 85bp at 31 March 2012 and 90bp at 31 December 2011.

Key points

Q1 2012 compared with Q4 2011
•	The Group’s capital ratios strengthened further, with the Core Tier 1 ratio increasing to 10.8%, driven by retained profits and a reduction of 2% in gross risk-weighted assets.

•	RWAs fell by £12 billion during the quarter to £496 billion, excluding the effect of the APS. Post-APS, RWAs were £5 billion lower.

Analysis of results (continued)

Balance sheet	31 March 2012	31 December 2011

Funded balance sheet (1)	£950bn	£977bn
Total assets	£1,403bn	£1,507bn
Loans and advances to customers (2)	£460bn	£474bn
Customer deposits (3)	£432bn	£437bn
Loan:deposit ratio - Core (4)	93%	94%
Loan:deposit ratio - Group (4)	106%	108%
Short-term wholesale funding	£80bn	£102bn
Wholesale funding	£234bn	£258bn
Liquidity portfolio	£153bn	£155bn

Notes:
(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing, and including disposal groups.
(3)	Excluding repurchase agreements and stock lending, and including disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 31 March 2012 were 93% and 107% respectively (31 December 2011 - 94% and 110% respectively).

Key points
•	Group funded assets fell by £27 billion, driven by declines of £11 billion in Non-Core and £13 billion in Markets, as the Group continued to deleverage and to reduce capital-intensive assets.

•	Loans and advances to customers were £14 billion lower, principally reflecting accelerated customer repayments in International Banking and weak customer credit demand.

•
Customer deposits were £5 billion lower, principally reflecting seasonal movements in corporate balances. The Group loan:deposit ratio improved 200 basis points to 106% and the Core loan:deposit ratio also improved, by 100 basis points, to 93%.

•
The Group has maintained a robust liquidity position, with a liquidity portfolio of £153 billion (16% of funded assets) substantially exceeding outstanding short-term wholesale funding, which was reduced during the quarter by £23 billion to £80 billion.

Further analysis of the Group’s liquidity and funding position is included on pages 98 to 102.

Divisional performance

The operating profit/(loss) of each division is shown below.
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Operating profit/(loss) by division
UK Retail	477	458	518
UK Corporate	492	406	617
Wealth	45	73	70
International Banking	97	152	226
Ulster Bank	(310)	(233)	(365)
US Retail & Commercial	102	177	94
Retail & Commercial	903	1,033	1,160
Markets	824	(109)	1,029
Direct Line Group	84	125	67
Central items	(144)	89	(32)
Core	1,667	1,138	2,224
Non-Core	(483)	(1,282)	(1,091)
Managed basis	1,184	(144)	1,133

Reconciling Items:
Own credit adjustments	(2,456)	(472)	(560)
Asset Protection Scheme	(43)	(209)	(469)
Sovereign debt impairment	-	(224)	-
Payment Protection Insurance costs	(125)	-	-
Amortisation of purchased intangible assets	(48)	(53)	(44)
Integration and restructuring costs	(460)	(478)	(145)
Gain/ (loss) on redemption of debt	577	(1)	-
Strategic disposals	(8)	(82)	(23)
Bank levy	-	(300)	-
Bonus tax	-	-	(11)
Write-down of goodwill and other intangible assets	-	(11)	-
RFS Holdings minority interest	(25)	(2)	3
Statutory basis	(1,404)	(1,976)	(116)

Impairment losses/(recoveries) by division
UK Retail	155	191	194
UK Corporate	176	236	107
Wealth	10	13	5
International Banking	35	56	(6)
Ulster Bank	394	327	461
US Retail & Commercial	19	65	111
Retail & Commercial	789	888	872
Markets	2	57	-
Central items	34	(4)	-
Core	825	941	872
Non-Core	489	751	1,075
Managed basis	1,314	1,692	1,947
Reconciling Items:
Sovereign debt impairment	-	224	-
RFS Holdings minority interest	-	2	-
Group impairment losses	1,314	1,918	1,947

Divisional performance (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	%	%	%

Net interest margin by division
UK Retail	3.61	3.74	4.08
UK Corporate	3.09	3.02	3.19
Wealth	3.67	3.39	3.24
International Banking	1.60	1.64	1.83
Ulster Bank	1.87	1.87	1.84
US Retail & Commercial	3.06	3.04	3.00
Retail & Commercial	2.91	2.90	3.05
Non-Core	0.31	0.42	0.72

Group net interest margin	1.88	1.84	2.03

	31 March 2012	31 December 2011
Total funded assets	£m	£m

UK Retail	116,255	114,469
UK Corporate	113,134	114,098
Wealth	21,265	21,628
International Banking	63,684	69,901
Ulster Bank	33,450	34,637
US Retail & Commercial	72,945	74,925
Markets	300,574	313,882
Direct Line Group	13,430	12,912
Central items	130,742	126,336
Core	865,479	882,788
Non-Core	83,278	93,657
	948,757	976,445
RFS Holdings minority interest	910	804
	949,667	977,249

Divisional performance (continued)

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	48.2	48.4	-	50.3	(4%)
UK Corporate	76.9	79.3	(3%)	82.3	(7%)
Wealth	12.9	12.9	-	12.6	2%
International Banking	41.8	43.2	(3%)	45.7	(9%)
Ulster Bank	38.4	36.3	6%	31.7	21%
US Retail & Commercial	58.6	59.3	(1%)	54.0	9%
Retail & Commercial	276.8	279.4	(1%)	276.6	-
Markets	115.6	120.3	(4%)	114.3	1%
Other	11.0	12.0	(8%)	15.8	(30%)
Core	403.4	411.7	(2%)	406.7	(1%)
Non-Core	89.9	93.3	(4%)	128.5	(30%)
Group before benefit of Asset Protection Scheme	493.3	505.0	(2%)	535.2	(8%)
Benefit of Asset Protection Scheme	(62.2)	(69.1)	(10%)	(98.4)	(37%)
Group before RFS Holdings minority interest	431.1	435.9	(1%)	436.8	(1%)
RFS Holdings minority interest	3.2	3.1	3%	2.9	10%
Group	434.3	439.0	(1%)	439.7	(1%)

For the purposes of the divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets, adjusted for capital deductions. Historically, notional equity was allocated at 9% for the Retail & Commercial divisions and 10% for Global Banking & Markets. A consistent 10% is now applied to the Retail & Commercial and Markets divisions.

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	31 March 2012	31 December 2011	31 March 2011

UK Retail	27,600	27,700	28,100
UK Corporate	13,400	13,600	13,200
Wealth	5,700	5,700	5,400
International Banking	5,400	5,400	5,500
Ulster Bank	4,500	4,200	4,300
US Retail & Commercial	14,700	15,400	15,600
Retail & Commercial	71,300	72,000	72,100
Markets	13,200	13,900	15,600
Direct Line Group	15,100	14,900	14,900
Group Centre	6,600	6,200	4,800
Core	106,200	107,000	107,400
Non-Core	4,300	4,700	6,700
	110,500	111,700	114,100
Business Services	33,600	34,000	34,100
Integration and restructuring	1,000	1,100	300
Group	145,100	146,800	148,500

UK Retail

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	1,001	1,032	1,086
Net fees and commissions	237	242	270
Other non-interest income	29	35	34
Non-interest income	266	277	304
Total income	1,267	1,309	1,390
Direct expenses
- staff	(207)	(200)	(215)
- other	(79)	(116)	(113)
Indirect expenses	(349)	(344)	(350)
	(635)	(660)	(678)
Impairment losses	(155)	(191)	(194)
Operating profit	477	458	518

Analysis of income by product
Personal advances	236	276	275
Personal deposits	185	214	254
Mortgages	563	577	543
Cards	219	238	238
Other	64	4	80
Total income	1,267	1,309	1,390

Analysis of impairments by sector
Mortgages	34	32	61
Personal	82	116	95
Cards	39	43	38
Total impairment losses	155	191	194

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.1%	0.3%
Personal	3.5%	4.6%	3.3%
Cards	2.8%	3.0%	2.7%
Total	0.6%	0.7%	0.7%

UK Retail (continued)

Key metrics
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	24.0%	22.8%	24.5%
Net interest margin	3.61%	3.74%	4.08%
Cost:income ratio	50%	50%	49%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- mortgages	97.5	95.0	3%	93.0	5%
- personal	9.4	10.1	(7%)	11.4	(18%)
- cards	5.6	5.7	(2%)	5.6	-
	112.5	110.8	2%	110.0	2%
Customer deposits (2)	104.2	101.9	2%	96.1	8%
Assets under management (excluding deposits)	5.8	5.5	5%	5.8	-
Risk elements in lending (2)	4.6	4.6	-	4.6	-
Loan:deposit ratio (excluding repos)	105%	106%	(100bp)	112%	(700bp)
Risk-weighted assets	48.2	48.4	-	50.3	(4%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: loans and advances to customers £7.3 billion; risk elements in lending £0.5 billion; customer deposits £8.7 billion (31 December 2011 - loans and advances to customers £7.3 billion; risk elements in lending £0.5 billion; customer deposits £8.8 billion).

Key points
In Q1 2012 UK Retail continued to focus on our commitment to customers to be the UK’s most Helpful Bank.

On 28 March 2012, the Customer Charter 2011 results were published and showed encouraging improvements. The results were independently assessed, and, of the twenty-five goals set out in the Charter, we achieved twenty-three. This result demonstrates the progress that has been made, and has been recognised by customers, but there is still work to be done to deliver improvements in service and resolve complaints fairly, consistently and promptly.

In 2012, the Charter has evolved so it is even more relevant to customers, with simplified commitments categorised under the following four key themes: knowledgeable staff will put customer needs first, we will do more to help customers when they need it most, we will provide convenient and quick service to our customers and we will continue to help strengthen the communities in which we live and work.

UK Retail (continued)

Key points (continued)

Q1 2012 compared with Q4 2011
•
UK Retail continued to deliver strong returns in Q1 2012. The division continued to achieve strong franchise growth, gaining market share on both sides of the balance sheet and increasing return on equity in the face of challenging economic conditions.

•	The division further reduced the loan to deposit ratio in the quarter to 105%.
	○	Customer deposits grew 2%, driven by increases in both savings balances, 1%, and current account balances, 5%.
	○	Gross mortgage lending market share of 11% continues above our stock position of 8%.
	○	Unsecured lending contracted by 5% as the Group actively sought to improve its risk profile and customer deleveraging continued.

•	Income growth is proving challenging in the current economic environment.
	○	Net interest margin declined 13 basis points as lower long term swap rates combined with competitive savings rates put pressure on liability margins.
	○	Consumer spending has remained subdued over the quarter resulting in lower transactional fees on cards.
	○	Customer behaviour continues to evolve supported by Helpful Banking initiatives, including the “Act Now” text alerts. This is reducing the level of late and overdraft fees.

•	The division continued to focus on strong cost discipline with good results.
	○	Headcount was further reduced, although staff costs were slightly higher as Q4 2011 included a reduction in full year incentive compensation accruals.
	○	Other costs were lower as strict cost control and efficiency measures delivered further benefits.

•	Impairment losses decreased 19% reflecting the impact of risk appetite tightening. Impairments are expected to remain stable subject to normal seasonal fluctuations and the economic environment.

	○	Mortgage impairment losses were broadly in line with the previous quarter with arrears rates and provision coverage levels remaining stable.
○
The unsecured portfolio charge fell 24% with slightly lower default volumes and improved collections performance. The recoveries performance also gave rise to a small provision release from the defaulted book. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•	Risk-weighted assets were broadly stable, with volume growth in lower risk secured mortgages more than offset by a decrease in the unsecured portfolio. Asset quality remains stable.

Q1 2012 compared with Q1 2011
•	Net interest income fell driven by lower liability margins, due to a continued decline in long-term swap rates and competitive pricing on savings.

•	Non-interest income declined as Helpful Banking initiatives and subdued consumer spending continued to depress card transaction volumes.

•	Overall expenses decreased with direct staff costs down largely due to headcount reductions. Other direct expenses decreased reflecting a number of cost saving initiatives.

•	Risk appetite tightening, combined with Helpful Banking initiatives are helping to reduce default levels, contributing to impairment losses decreasing by 20%.

UK Corporate

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m
Income statement
Net interest income	756	758	811
Net fees and commissions	336	341	345
Other non-interest income	109	78	106
Non-interest income	445	419	451
Total income	1,201	1,177	1,262
Direct expenses
- staff	(245)	(231)	(235)
- other	(85)	(99)	(104)
Indirect expenses	(203)	(205)	(199)
	(533)	(535)	(538)
Impairment losses	(176)	(236)	(107)
Operating profit	492	406	617

Analysis of income by business
Corporate and commercial lending	687	623	722
Asset and invoice finance	162	169	151
Corporate deposits	166	171	174
Other	186	214	215

Total income	1,201	1,177	1,262

Analysis of impairments by sector
Financial institutions	2	(2)	3
Hotels and restaurants	15	16	8
Housebuilding and construction	25	27	32
Manufacturing	-	13	6
Other	40	39	3
Private sector education, health, social work, recreational and community services	22	81	11
Property	30	19	18
Wholesale and retail trade, repairs	33	29	16
Asset and invoice finance	9	14	10
Total impairment losses	176	236	107

UK Corporate (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	0.1%	(0.1%)	0.2%
Hotels and restaurants	1.0%	1.0%	0.5%
Housebuilding and construction	2.7%	2.8%	2.8%
Manufacturing	-	1.1%	0.5%
Other	0.5%	0.5%	-
Private sector education, health, social work, recreational and community services	1.0%	3.7%	0.5%
Property	0.4%	0.3%	0.2%
Wholesale and retail trade, repairs	1.5%	1.3%	0.7%
Asset and invoice finance	0.3%	0.5%	0.4%
Total	0.6%	0.9%	0.4%

Key metrics
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	16.2%	13.0%	19.2%
Net interest margin	3.09%	3.02%	3.19%
Cost:income ratio	44%	45%	43%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	113.2	114.2	(1%)	117.7	(4%)
Loans and advances to customers (gross) (2)
- financial institutions	6.2	5.8	7%	6.1	2%
- hotels and restaurants	6.0	6.1	(2%)	6.7	(10%)
- housebuilding and construction	3.7	3.9	(5%)	4.5	(18%)
- manufacturing	4.7	4.7	-	5.2	(10%)
- other	34.4	34.2	1%	33.6	2%
- private sector education, health, social work, recreational and community services	8.6	8.7	(1%)	8.9	(3%)
- property	26.7	28.2	(5%)	30.2	(12%)
- wholesale and retail trade, repairs	9.1	8.7	5%	9.8	(7%)
- asset and invoice finance	10.3	10.4	(1%)	9.8	5%
	109.7	110.7	(1%)	114.8	(4%)

Customer deposits (2)	124.3	126.3	(2%)	124.4	-
Risk elements in lending (2)	4.9	5.0	(2%)	4.6	7%
Loan:deposit ratio (excluding repos)	87%	86%	100bp	91%	(400bp)
Risk-weighted assets	76.9	79.3	(3%)	82.3	(7%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: loans and advances to customers £12.0 billion; risk elements in lending £1.0 billion; customer deposits £12.7 billion (31 December 2011 - loans and advances to customers £12.2 billion; risk elements in lending £1.0 billion; customer deposits £13.0 billion).

UK Corporate (continued)

Key points
In Q1 2012 UK Corporate continued to demonstrate its commitment to customers and to supporting recovery in the UK economy.

As part of the ‘Ahead for Business’ promise, fast, reliable service and customer proximity remain at the forefront of UK Corporate’s proposition. In February 2012 the division launched a new iPhone app enabling business banking customers to keep track of their finances and effectively manage opportunities and risks within their business. The division also enhanced its telephony proposition with an extended and faster service, providing expert advice to smaller businesses.

By the end of Q1 2012, RBS staff had undertaken 4,883 ‘Working with You’ visits, spending two days at a time working in their customers’ businesses, demonstrating how serious UK Corporate is about understanding and sharing its customers’ ambitions.

Q1 2012 saw the launch of the National Loan Guarantee Scheme (NLGS). As part of the scheme UK Corporate offers a 1% pricing discount on loans, including asset finance facilities provided through the Lombard brand, to a large number of clients. RBS Group is the only bank to extend the discount for the complete range of loans, from £1,000 up to £25 million. Furthermore, UK Corporate demonstrated its continued support of the manufacturing sector by launching the 8th tranche of a £1 billion Manufacturing Fund in the quarter. The division also participated in a number of other UK Government supported schemes:

•	the Regional Growth Fund, allowing businesses to safeguard and create new jobs across the country;

•	the Business Growth Fund, an equity investment fund established to help Britain’s fast-growing small and medium sized businesses; and

•	the Enterprise Finance Guarantee, for small firms with viable business proposals that are unable to obtain a conventional loan due to lack of security.

Q1 2012 compared with Q4 2011
•	UK Corporate delivered a strong performance, with return on equity of 16.2% and operating profit increasing 21% to £492 million, driven by non-interest income growth and lower impairments.

•
Net interest income was broadly flat while net interest margin increased 7 basis points, benefiting from a revision to deferred income recognition assumptions and increased customer margins, partially offset by higher funding costs.

•	Non-interest income increased 6% largely reflecting valuation movements and lower derivative close out costs associated with impaired assets.

•	Total costs were slightly lower, reflecting lower revenue related costs and cost efficiencies achieved in non-staff discretionary spend, largely offset by the phasing of staff incentive costs.

•	Impairments at £176 million were down 25%, primarily as a result of lower individual and collectively assessed provisions.

•	Risk-weighted assets decreased £2.4 billion reflecting improved risk parameters and marginally lower net lending, primarily property which more than offset growth in other sectors.

UK Corporate (continued)

Key points (continued)

Q1 2012 compared with Q1 2011
•	Operating profit decreased by £125 million, or 20%, with lower net interest income combined with an increase in impairments, partially offset by lower costs.

•
Net interest income decreased by 7% largely reflecting the higher impact from revisions made to deferred income recognition assumptions in Q1 2011 (£50 million) compared with Q1 2012(£28 million). Excluding these revisions, net interest income fell 4% whilst net interest margin decreased 2 basis points reflecting higher net funding costs and lower lending. Lending decreased £5 billion, including targeted reductions in the property sector.

•
Non-interest income decreased 1%, largely reflecting strong refinancing activity in Q1 2011, not repeated in Q1 2012, partially offset by increased operating lease activity and Markets revenue share income.

•	Total costs declined £5 million, 1%, with reductions in non-staff discretionary spending, largely offset by increased staff costs relating to strategic investment and control initiatives.

•	Impairments were 64% higher primarily driven by the significant release of latent provisions in Q1 2011.

•	Risk-weighted assets decreased £5.4 billion as the result of improved risk parameters and lower lending balances.

Wealth

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	179	168	157
Net fees and commissions	93	89	97
Other non-interest income	18	23	17
Non-interest income	111	112	114
Total income	290	280	271
Direct expenses
- staff	(117)	(96)	(100)
- other	(60)	(43)	(44)
Indirect expenses	(58)	(55)	(52)
	(235)	(194)	(196)
Impairment losses	(10)	(13)	(5)
Operating profit	45	73	70
Analysis of income
Private banking	237	232	221
Investments	53	48	50
Total income	290	280	271

Key metrics
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	9.5%	15.2%	15.0%
Net interest margin	3.67%	3.39%	3.24%
Cost:income ratio	81%	69%	72%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.4	8.3	1%	7.8	8%
- personal	6.8	6.9	(1%)	7.0	(3%)
- other	1.7	1.7	-	1.7	-
	16.9	16.9	-	16.5	2%
Customer deposits (2)	38.3	38.2	-	37.5	2%
Assets under management (excluding deposits) (2)	31.4	30.9	2%	34.4	(9%)
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos) (2)	44%	44%	-	44%	-
Risk-weighted assets	12.9	12.9	-	12.6	2%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	31 March 2011 comparatives were revised in Q3 2011 to reflect the current reporting methodology.

Wealth (continued)

Key points
Q1 2012 saw further progress in the implementation of the refreshed Coutts divisional strategy across all jurisdictions.

•
Reshaping of the UK business progressed to the next phase with the restructure of key professionals in client servicing. The restructure will enable the division to provide class leading banking and wealth management propositions and assists in the preparations for the implementation of Retail Distribution Review (RDR) regulations. Revised Private Banker and Wealth Manager roles will ensure clients receive the best service and advice based on their specific needs.

•
On the international front, Coutts announced the sale of the Latin American, Caribbean and African business to RBC Wealth Management. The business has client assets in the region of £1.5 billion, representing approximately 2% of Coutts’ total client assets. This decision followed from the 2011 divisional strategy to focus the Coutts growth strategy on key geographies. These include the UK, Switzerland, Middle East, Russia/Commonwealth of Independent States and selected countries in Asia.

•
Coutts continued to prepare the deployment of a single global technology platform with the UK rollout completed in Q1 2012. The bank’s strategic investment will enable the business to operate as a global organisation on a single IT platform, transforming the way clients are served.

Q1 2012 compared with Q4 2011
•	Operating profit decreased 38% to £45 million, with a 4% increase in income more than offset by increased expenses.

•	Income growth of £10 million largely reflects improved deposit margins and strong treasury income.

•
Expenses increased 21% largely driven by phasing in Financial Services Compensation Scheme levies and the timing of incentive accruals. The division also incurred an £8.75 million fine from the Financial Services Authority (FSA) relating to Anti Money Laundering control processes during the period from December 2007 to November 2010.

•
Client assets and liabilities managed by the division increased by 1%. Assets under management increased by 2%, benefiting from a recovery in the markets in Q1 2012, and positive net new business, particularly in Asia where an improved sales management framework has been introduced.

Wealth (continued)

Key points (continued)

Q1 2012 compared with Q1 2011
•	Operating profit decreased by 36% with a 7% growth in income more than offset by higher expenses and impairments.

•
Net interest income increased 14% with growth in lending volumes and margins, particularly within the UK, as well as sustained improvement in divisional treasury income. The decline in non-interest income reflected lower assets under management and a reduction in brokerage income.

•
Expenses increased 20% largely reflecting continued investment in International front office recruitment, strategic technology initiatives, including the new Avaloq based wealth management platform in the UK, regulatory projects and changes in bonus accounting methodology. Q1 2012 also included the FSA fine.

•
Client assets and liabilities managed by the division decreased by 2%. Customer deposits grew 2% and lending volumes increased by 2% in response to continued customer demand, particularly for UK mortgages, reflecting high interest in London property. Assets under management declined 9%, as a result of negative market movements and fund outflows occurring in the second half of 2011.

International Banking

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m
Income statement
Net interest income from banking activities	260	293	303
Funding costs of rental assets	(9)	(12)	(10)
Net interest income	251	281	293
Non-interest income	291	312	354
Total income	542	593	647
Direct expenses
- staff	(187)	(160)	(195)
- other	(48)	(51)	(61)
Indirect expenses	(175)	(174)	(171)
	(410)	(385)	(427)
Impairment (losses)/recoveries	(35)	(56)	6
Operating profit	97	152	226

Of which:
Ongoing businesses	113	145	235
Run-off businesses	(16)	7	(9)

Analysis of income by product
Cash management	268	241	216
Trade finance	72	67	62
Portfolio	197	257	353
Ongoing businesses	537	565	631
Run-off businesses	5	28	16
Total income	542	593	647

Analysis of impairments by sector
Manufacturing and infrastructure	(17)	(75)	(32)
Property and construction	-	-	(6)
Transport and storage	4	-	(9)
Telecommunications, media and technology	(9)	-	-
Banks and financial institutions	(12)	-	1
Other	(1)	19	52
Total impairment (losses)/recoveries	(35)	(56)	6

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.3%	0.4%	-

Key metrics
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios (ongoing businesses)
Return on equity (1)	7.5%	9.1%	13.2%
Net interest margin	1.60%	1.64%	1.83%
Cost:income ratio	72%	64%	64%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

International Banking (continued)

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	52.3	56.9	(8%)	62.6	(16%)
Loans and advances to banks	3.9	3.4	15%	3.8	3%
Securities	4.0	6.0	(33%)	5.9	(32%)
Cash and eligible bills	0.3	0.3	-	1.0	(70%)
Other	3.2	3.3	(3%)	3.5	(9%)

Total third party assets (excluding derivatives mark-to-market)	63.7	69.9	(9%)	76.8	(17%)
Customer deposits (excluding repos)	45.0	45.1	-	44.1	2%
Risk elements in lending	0.9	1.6	(44%)	1.5	(40%)
Loan:deposit ratio (excluding repos)	116%	126%	(1,000bp)	142%	(2,600bp)
Risk-weighted assets	41.8	43.2	(3%)	45.7	(9%)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
Run-off businesses (1)	£m	£m	£m

Total income	5	28	16
Direct expenses	(21)	(21)	(25)
Operating (loss)/profit	(16)	7	(9)

Note:
(1)	Run-off businesses consist of the exited corporate finance business.

Key points
The formation of International Banking in January 2012 created a significant and integrated client focused business, well placed to serve clients’ financing, working capital and risk management needs internationally. Cash management and trade finance, both in the UK and internationally, remain key offerings for the Group’s customers and, overall, International Banking continues to invest in improving existing products and in developing new ones.

Since the restructure, substantial progress has been made on the integration. The senior management team is in place. Early engagement with clients on the integrated proposition has been positive and management are reviewing a number of revenue enhancing opportunities arising from leveraging the Group’s network coverage and product capabilities.

Q1 2012 compared with Q4 2011
•	Operating profit was down £55 million, reflecting lower income and increased expenses, partially offset by lower impairments.
•
Excluding run-off businesses, income was £28 million lower reflecting the uncertain and volatile macroeconomic backdrop and the continued low interest rate environment. Net interest margin decreased by 4 basis points mainly due to a reduction in higher priced Portfolio assets.

	○	Portfolio income fell by £60 million reflecting the managed reduction in average assets in order to improve capital efficiency and liquidity levels.
	○	Trade finance income was 7% higher due to increased guarantee fee income, mainly in Asia.
	○	Cash management income was 11% higher than Q4 2011, despite weak European activity and lower global payments, and due to a higher funding surplus arising from lower liquidity buffer requirements.

International Banking (continued)

Key points (continued)

Q1 2012 compared with Q4 2011 (continued)
•	Expenses increased by £25 million, largely reflecting the timing of incentive accruals and reduced pension accruals in Q4 2011 following actuarial valuations.

•	Impairments of £35 million related to a small number of specific provisions.

•
Third party assets decreased by 9% due to managed reductions in the Portfolio loan book of £5 billion, reflecting capital management discipline, (which also resulted in a decrease in undrawn commitments) and reduced collateral required for Japanese business activities.

•	Customer deposits remained flat despite an increasingly competitive environment and the adverse impact of Sterling:Euro exchange rate.

•	The loan to deposit ratio improved from 126% to 116% mainly driven by reductions in the loan book.

Q1 2012 compared with Q1 2011
•	Operating profit was down £129 million reflecting lower Portfolio income and higher impairments, partially offset by lower discretionary expenses.

•
Income decreased by £105 million due to a managed reduction in average assets and lower business volumes. Net interest margin decreased by 23 basis points primarily reflecting a reduction in higher yielding Portfolio assets.

○
Portfolio income was 44% lower largely reflecting an active reduction in third party assets, down 17%, and higher funding costs. Corporate product volumes fell as activity in the debt market remained subdued, and a low inflation environment also reduced hedging activity.

○ Trade finance income grew 16% as a result of strong growth in trade funded assets and trade guarantees, mainly in Asia.
○
Cash management was 24% higher, as customer deposits grew by £1 billion following the success of deposit gathering initiatives, partially offset by adverse exchange rate movements and lower interest rates.

•	Expenses decreased by 4% driven by lower headcount, continued cost saving initiatives including tight management control over discretionary non-staff related costs.

•	Impairments in Q1 2011 included a significant write back of latent provisions within Portfolio.

•	The Portfolio loan book fell by £10 billion due to repayments and active capital management. This drove a 17% reduction in third party assets and a 9% reduction in risk-weighted assets.

Ulster Bank

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	165	177	181
Net fees and commissions	38	28	36
Other non-interest income	11	21	15
Non-interest income	49	49	51

Total income	214	226	232
Direct expenses
- staff	(52)	(53)	(56)
- other	(12)	(15)	(18)
Indirect expenses	(66)	(64)	(62)
	(130)	(132)	(136)
Impairment losses	(394)	(327)	(461)
Operating loss	(310)	(233)	(365)

Analysis of income by business
Corporate	102	98	113
Retail	88	101	113
Other	24	27	6
Total income	214	226	232

Analysis of impairments by sector
Mortgages	215	133	233
Corporate
- property	54	83	97
- other corporate	114	100	120
Other lending	11	11	11

Total impairment losses	394	327	461

Loan impairment charge as % of gross customer loans and advance (excluding reverse repurchase agreements) by sector
Mortgages	4.3%	2.7%	4.3%
Corporate
- property	4.4%	6.9%	7.2%
- other corporate	5.8%	5.2%	5.5%
Other lending	3.4%	2.8%	2.9%
Total	4.6%	3.8%	5.0%

Ulster Bank (continued)

Key metrics
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	(25.8%)	(20.7%)	(36.8%)
Net interest margin	1.87%	1.87%	1.84%
Cost:income ratio	61%	58%	59%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	19.8	20.0	(1%)	21.5	(8%)
- corporate
- property	4.9	4.8	2%	5.4	(9%)
- other corporate	7.9	7.7	3%	8.8	(10%)
- other lending	1.3	1.6	(19%)	1.5	(13%)
	33.9	34.1	(1%)	37.2	(9%)
Customer deposits	21.0	21.8	(4%)	23.8	(12%)
Risk elements in lending
- mortgages	2.5	2.2	14%	1.8	39%
- corporate
- property	1.3	1.3	-	1.0	30%
- other corporate	1.9	1.8	6%	1.6	19%
- other lending	0.2	0.2	-	0.2	-
Total risk elements in lending	5.9	5.5	7%	4.6	28%
Loan:deposit ratio (excluding repos)	147%	143%	400bp	147%	-
Risk-weighted assets	38.4	36.3	6%	31.7	21%

Spot exchange rate - €/£	1.200	1.196	-	1.131	6%

Note:
(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Economic conditions in Ireland remain challenging. Despite growth in the export sector, the domestic economy continues to be weak, unemployment remains elevated and residential property values continue to decline. These conditions adversely affected financial performance in Q1 2012, particularly the level of impairments on the residential mortgage portfolio.

Ulster Bank remains focused on the recovery of the business and on the rebuilding of a sustainable franchise into the future. Ulster Bank also continues to support the changing needs of customers, in difficult economic conditions, through the provision of a range of restructuring solutions.

Deposit gathering remains a priority and the implementation of a number of cost management initiatives across the business is progressing.

Ulster Bank (continued)

Key points (continued)

Q1 2012 compared with Q4 2011
•
Operating loss increased by £77 million in the quarter reflecting the impact of higher funding costs on income. Impairment losses increased by 20%, primarily due to deteriorating credit metrics of the retail mortgage portfolio, in line with market trends.

•
Income decreased by £12 million due to the impact of intense deposit competition. Net interest margin remained stable at 1.87% with the benefit of loan pricing initiatives, coupled with a reduced stock of liquid assets offsetting the impact of higher funding costs.

•	Expenses decreased by £2 million with further progress made on cost initiatives across the business, with particular focus on reducing staff costs and marketing expenditure.

•
Impairment losses increased by £67 million in the quarter, largely due to rising arrears rates on the residential mortgage portfolio and the continued deterioration in asset quality as property prices declined further.

•
Retail and SME deposit balances remained stable in the quarter despite the competitive market. However, there were further outflows of wholesale balances. Loans and advances to customers fell marginally.

•	Risk-weighted assets increased by £2.1 billion, mainly as a result of deterioration in mortgage credit metrics.

Q1 2012 compared with Q1 2011
•	Operating loss decreased by £55 million to £310 million, with lower impairment losses partly offset by lower income.

•
Income fell by 8% reflecting the impact of a reducing loan book coupled with higher funding costs. Net interest margin increased by 3 basis points primarily driven by the benefit of initiatives to improve asset margins implemented during 2011 coupled with a reduction in the stock of liquid assets.

•	Expenses decreased by 4%, with a 14% fall in direct expenses, primarily driven by tight management of discretionary spend. Management continued to focus on implementing cost saving initiatives.

•	Impairment losses fell by 15% but credit conditions in Ireland remain challenging and overall, credit quality has deteriorated over the period driven by asset price deflation and affordability issues.

•	Loans and advances to customers declined by 9% reflecting further amortisation and ongoing weak demand for credit.

•	Customer deposit balances declined by 12% with growth in retail and SME balances more than offset by lower wholesale balances.

US Retail & Commercial (£ Sterling)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	496	496	452
Net fees and commissions	195	199	202
Other non-interest income	65	95	73
Non-interest income	260	294	275
Total income	756	790	727
Direct expenses
- staff	(223)	(216)	(201)
- other	(116)	(137)	(126)
- litigation settlement	(88)	-	-
Indirect expenses	(208)	(195)	(195)
	(635)	(548)	(522)
Impairment losses	(19)	(65)	(111)
Operating profit	102	177	94

Average exchange rate - US$/£	1.571	1.573	1.601

Analysis of income by product
Mortgages and home equity	134	128	109
Personal lending and cards	99	100	112
Retail deposits	220	237	218
Commercial lending	160	148	138
Commercial deposits	114	110	99
Other	29	67	51
Total income	756	790	727

Analysis of impairments by sector
Residential mortgages	6	4	6
Home equity	22	20	39
Corporate and commercial	(16)	8	19
Other consumer	3	21	20
Securities	4	12	27
Total impairment losses	19	65	111

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.3%	0.4%
Home equity	0.6%	0.5%	1.1%
Corporate and commercial	(0.3%)	0.1%	0.4%
Other consumer	0.2%	1.1%	1.3%
Total	0.1%	0.4%	0.7%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	4.5%	8.0%	4.5%
Return on equity - excluding litigation settlement (1)	8.4%	8.0%	4.5%
Net interest margin	3.06%	3.04%	3.00%
Cost:income ratio	84%	69%	72%
Cost:income ratio - excluding litigation settlement	72%	69%	72%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	73.7	75.8	(3%)	71.8	3%
Loans and advances to customers (gross)
- residential mortgages	6.0	6.1	(2%)	5.6	7%
- home equity	14.2	14.9	(5%)	14.7	(3%)
- corporate and commercial	22.6	22.9	(1%)	20.3	11%
- other consumer	8.1	7.7	5%	6.4	27%
	50.9	51.6	(1%)	47.0	8%
Customer deposits (excluding repos)	58.7	60.0	(2%)	57.2	3%
Risk elements in lending
- retail	0.6	0.6	-	0.5	20%
- commercial	0.3	0.4	(25%)	0.5	(40%)
Total risk elements in lending	0.9	1.0	(10%)	1.0	(10%)
Loan:deposit ratio (excluding repos)	86%	85%	100bp	81%	500bp
Risk-weighted assets	58.6	59.3	(1%)	54.0	9%

Spot exchange rate - US$/£	1.599	1.548		1.605

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
•	While sterling strengthened by 3% relative to the dollar at 31 March 2012 compared with 31 December 2011, the average sterling:dollar exchange rate was stable in Q1 2012.

•	Performance is described in full in the US dollar-based financial statements set out on pages 44 and 45.

US Retail & Commercial (US Dollar)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	$m	$m	$m
Income statement
Net interest income	779	781	724
Net fees and commissions	307	314	324
Other non-interest income	102	148	116
Non-interest income	409	462	440
Total income	1,188	1,243	1,164
Direct expenses
- staff	(350)	(339)	(322)
- other	(182)	(216)	(203)
- litigation settlement	(138)	-	-
Indirect expenses	(327)	(307)	(312)
	(997)	(862)	(837)
Impairment losses	(31)	(102)	(177)
Operating profit	160	279	150

Analysis of income by product
Mortgages and home equity	211	202	175
Personal lending and cards	156	157	179
Retail deposits	346	373	349
Commercial lending	251	233	221
Commercial deposits	179	173	158
Other	45	105	82
Total income	1,188	1,243	1,164

Analysis of impairments by sector
Residential mortgages	9	6	9
Home equity	35	31	63
Corporate and commercial	(25)	13	30
Other consumer	6	33	32
Securities	6	19	43
Total impairment losses	31	102	177

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.3%	0.4%
Home equity	0.6%	0.5%	1.1%
Corporate and commercial	(0.3%)	0.1%	0.4%
Other consumer	0.2%	1.1%	1.2%
Total	0.1%	0.4%	0.7%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on equity (1)	4.5%	8.0%	4.5%
Return on equity - excluding litigation settlement (1)	8.4%	8.0%	4.5%
Net interest margin	3.06%	3.04%	3.00%
Cost:income ratio	84%	69%	72%
Cost:income ratio - excluding litigation settlement	72%	69%	72%

	31 March 2012	31 December 2011		31 March 2011
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	117.9	117.3	1%	115.2	2%
Loans and advances to customers (gross)
- residential mortgages	9.5	9.4	1%	9.1	4%
- home equity	22.6	23.1	(2%)	23.6	(4%)
- corporate and commercial	36.2	35.3	3%	32.2	12%
- other consumer	13.2	12.0	10%	10.5	26%
	81.5	79.8	2%	75.4	8%
Customer deposits (excluding repos)	93.9	92.8	1%	91.8	2%
Risk elements in lending
- retail	0.9	1.0	(10%)	0.8	13%
- commercial	0.6	0.6	-	0.8	(25%)
Total risk elements in lending	1.5	1.6	(6%)	1.6	(6%)
Loan:deposit ratio (excluding repos)	86%	85%	100bp	81%	500bp
Risk-weighted assets	93.7	91.8	2%	86.7	8%

Note:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
In Q1 2012 US R&C continued to focus on its back-to-basics strategy, with the goal of increasing profitability through developing the customer franchise, managing expenses, and enhancing credit quality.

Consumer Banking accelerated the roll-out of its four core customer commitments to the entire branch footprint, finishing ahead of schedule. The aim of the commitments is to enhance the customer experience and further strengthen the Citizens brand, and is built around feedback received from customers.

Q1 2012 also saw Treasury Solutions (Domestic Global Transaction Services) reintegrated into the Commercial Banking Division. This reintegration will strengthen the cross-sell of Treasury Solutions products to the Commercial client base and follows the formation of a consolidated Consumer Banking division in H2 2011, aimed at strengthening the retail alignment and improving efficiencies.

A continued focus on strengthening and growing valued customer and client relationships has delivered results. For example, in Consumer Banking, the penetration of on-line banking customers, a key indicator of customer retention, continued to improve in Q1 2012 and the penetration of loan products to deposit households has shown a steady increase over the past eleven consecutive quarters.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)
In Commercial Banking, a recent Greenwich Associates survey indicated strong year-on-year improvements. Clients placed Citizens number one or number two versus peers in several key categories, including ‘values long-term relationships’, ‘understanding of your industry’, ‘likelihood to recommend bank’ and ‘likelihood to continue using for future banking needs’.

Q1 2012 compared with Q4 2011
•
Operating profit of £102 million ($160 million) compares with £177 million ($279 million) in the prior quarter, a decrease of £75 million ($119 million), or 42%, reflecting the settlement of an outstanding litigation matter. Excluding the litigation settlement, operating profit increased by £13 million ($19 million) or 7%, to £190 million ($298 million) reflecting lower impairment losses partially offset by lower gains on the sale of securities.

•	The macroeconomic operating environment remained challenging, with low rates, high unemployment, a soft housing market, sluggish consumer activity and the continuing impact of legislative changes.

•
Net interest income was stable. In US dollar terms net interest income was down $2 million reflecting reducing asset yields offset by lower funding costs. Net interest margin was up 2 basis points from the prior quarter.

•
Loans and advances were down £0.7 billion, or 1%. In US dollar terms loans and advances were up $1.7 billion, or 2%, due to strong growth in commercial loan volumes and the purchase of a $1 billion auto loan portfolio, partly offset by the planned run-off of long term fixed rate consumer products.

•	Non-interest income was down £34 million ($53 million), or 12%, largely reflecting lower securities gains.

•
Total expenses were up £87 million ($135 million), or 16%, reflecting a litigation settlement of £88 million ($138 million) in Q1 2012. A settlement has been reached in a class action lawsuit relating to how overdraft fees were assessed on customer accounts prior to 2010. Citizens was one of more than 30 banks included in these class action lawsuits.

•
Excluding the litigation settlement, total expenses were down £1 million ($3 million) reflecting a mortgage servicing rights recapture, lower costs related to regulatory projects and the elimination of the Everyday Points rewards programme for consumer debit card customers, partially offset by the phasing of the annual incentive plan accruals, and a seasonal increase in payroll taxes.

•
Impairment losses were down £46 million ($71 million), or 71%, reflecting an improved credit environment and lower impairments related to securities. REIL decreased from £1.0 million ($1.6 billion) to £0.9billion ($1.5 billion).

Q1 2012 compared with Q1 2011
•
Operating profit increased to £102 million ($160 million) from £94 million ($150 million), an increase of £8 million ($10 million), or 9%, substantially driven by significantly lower impairments and increased income, largely offset by the settlement of an outstanding litigation. Excluding the litigation settlement operating profit increased by £96 million ($148 million), or 102%, to £190 million ($298 million).

•	Net interest income was up £44 million ($55 million), or 10%, driven by commercial loan growth, deposit pricing discipline and lower funding costs, partially offset by consumer loan run off.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q1 2012 compared with Q1 2011 (continued)
•	Customer deposits were up 3% with strong growth achieved in checking balances. Consumer checking balances grew by 3% while small business checking balances grew by 9% over the year.

•
Non-interest income was down £15 million ($31 million), or 5%, reflecting lower debit card fees, as a result of the Durbin Amendment legislation, and lower gains on the sale of securities, partially offset by strong mortgage banking fees.

•	The Durbin Amendment became effective on 1 October 2011 and lowers the allowable interchange on debit transactions by approximately 50% to $0.23 - $0.24 per transaction.

•
Total expenses excluding the litigation settlement were up £25 million ($22 million), or 5% reflecting a change in accrual methodology related to the annual incentive plan during Q1 2011, partially offset by a mortgage servicing rights recapture and the elimination of the Everyday Points rewards programme for consumer debit card customers in Q1 2012.

•	Impairment losses declined by £92 million ($146 million), or 83%, reflecting an improved credit environment as well as lower impairments related to securities.

Markets

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	16	20	53
Net fees and commissions receivable	77	25	155
Income from trading activities	1,379	501	1,623
Other operating income	262	146	277
Non-interest income	1,718	672	2,055
Total income	1,734	692	2,108
Direct expenses
- staff	(544)	(354)	(727)
- other	(166)	(197)	(166)
Indirect expenses	(198)	(193)	(186)
	(908)	(744)	(1,079)
Impairment losses	(2)	(57)	-
Operating profit/(loss)	824	(109)	1,029

Of which:
Ongoing businesses	861	(96)	1,039
Run-off businesses	(37)	(13)	(10)

Analysis of income by product
Rates	801	396	749
Currencies	246	259	241
Asset backed products	427	29	617
Credit markets	313	36	430
Investor products and equity derivatives	123	118	216

Total income continuing businesses	1,910	838	2,253
Inter-divisional revenue share	(186)	(177)	(208)
Run-off businesses	10	31	63
Total income	1,734	692	2,108

Memo - Fixed income and currencies
Rates/currencies/ABP/credit markets	1,785	718	2,038
Less: primary credit markets	(171)	(134)	(229)
Total fixed income and currencies	1,614	584	1,809

Markets (continued)

Key metrics
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios (ongoing businesses)
Return on equity (1)	21.1%	(2.4%)	26.0%
Cost:income ratio	50%	106%	49%
Compensation ratio (2)	29%	49%	33%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances	50.5	61.2	(17%)	67.5	(25%)
Reverse repos	90.8	100.4	(10%)	104.9	(13%)
Securities	106.6	108.1	(1%)	128.7	(17%)
Cash and eligible bills	24.2	28.1	(14%)	33.9	(29%)
Other	27.7	14.8	87%	31.6	(12%)
Total third party assets (excluding derivatives mark-to-market)	299.8	312.6	(4%)	366.6	(18%)
Net derivative assets (after netting)	29.3	37.0	(21%)	34.5	(15%)
Risk-weighted assets	115.6	120.3	(4%)	114.3	1%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
Run-off businesses (1)	£m	£m	£m

Total income	10	31	63
Direct expenses	(47)	(44)	(73)
Operating loss	(37)	(13)	(10)

Balance sheet	£bn	£bn	£bn

Total third party assets (excluding derivatives mark to market)	0.8	1.3	3.0

Note:
(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Markets (continued)

Key points
Good progress has been made on the restructure announced in January 2012. The sale of Hoare Govett has been completed and sales of other businesses designated for exit are well advanced. The Markets management team and governance structure is in place and implementation of the new structure through the lower levels of the organisation is underway.

Markets benefited from a traditionally strong first quarter of the year as investors returned boosted by the ECB’s Long Term Refinancing Operation (LTRO) programme and a re-emergence of confidence. However, overall activity and risk appetite remained tempered by continued concerns over the economic outlook, especially in Europe.

Q1 2012 compared with Q4 2011
•	Markets returned to profit during Q1 2012, reflecting seasonally improved trading conditions and greater investor confidence.

•	Rates benefited from the increased liquidity and normalisation in the markets following the success of the ECB’s LTRO.

•	Currencies fell back as client activity declined. In response, client interaction has been increased through a more extensive programme of trading and research contact.

•
Asset backed products recovered strongly from a poor performance in Q4 2011. Trading volumes for non-agency products doubled, driven by strong investor demand, partly reflecting an improving macroeconomic environment in the United States.

•
Capital Markets benefited from the improved credit environment following the ECB’s LTRO and a seasonal recovery in origination activity. The EMEA origination business completed two large transactions during the quarter, generating significant fees. Flow credit trading benefited from a rally in corporate credit and inflows from US and European investors contrasting sharply with Q4 2011, when client activity and investor confidence were both weak.

•
Total expenses increased by 22%, with staff costs up 54%, reflecting a higher incentive compensation accrual related to increased revenue compared with Q4 2011, partially offset by reduced headcount. Other costs declined as cost saving programmes continued to take effect. Improvement in the cost:income ratio, and a reduction in the compensation ratio largely reflected improved revenue performance.

•	Impairments in both Q1 2012 and Q4 2011 reflected a small number of individual provisions.

•	Markets continued to carefully manage the balance sheet, with third party assets falling by 4% compared with the end of 2011, well on track to meet previously disclosed funded balance sheet targets.

•	Return on equity for the ongoing businesses was 21%, a significant improvement on the prior quarter due to the recovery in revenue.

Markets (continued)

Key points (continued)

Q1 2012 compared with Q1 2011
•	Both Q1 2012 and Q1 2011 benefited from seasonally high levels of investor activity, with Q1 2012 reflecting a significant recovery from prior quarter activity levels.

•	Operating profit of the ongoing businesses fell 17%, driven by lower revenue, partly offset by lower costs.
○
The largest absolute fall in revenue was in Asset Backed Products where the recovery in client demand in Q1 2012, though significant, was not as strong as Q1 2011. Balance sheet usage was materially reduced, despite an increase in ‘pass-through’ trading volumes following the reorganisation of the agency desk.

○ Similarly, Credit Markets also recovered in the quarter, although the increase in confidence and activity was less pronounced than Q1 2011.
○ Investor Products and Equity Derivatives weakened significantly compared with a particularly strong Q1 2011, falling by 43%, as client volumes were significantly below the levels of a year ago.

•	Costs also declined, reflecting a lower level of incentive rewards and the implementation of cost saving measures, driving reduced headcount.

•	Active balance sheet management has lowered third party assets by 18% with an emphasis on reducing levels of short-term unsecured wholesale funding, improving the stability of the funding base.

•	Risk-weighted assets increased by 1% driven by the implementation of CRD III at the end of 2011, partially offset by lower levels of market risk across the period.

•	Return on equity for the ongoing businesses fell from 26% to 21% reflecting lower revenue, combined with higher risk-weighted assets.

Direct Line Group

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Earned premiums	1,020	1,043	1,065
Reinsurers' share	(82)	(71)	(54)
Net premium income	938	972	1,011
Fees and commissions	(109)	(161)	(75)
Instalment income	31	33	35
Investment income	90	60	64
Other income	16	19	35
Total income	966	923	1,070
Direct expenses
- staff expenses	(79)	(75)	(76)
- other expenses	(91)	(79)	(87)
Indirect expenses	(63)	(55)	(56)
	(233)	(209)	(219)
Net claims	(649)	(589)	(784)
Operating profit	84	125	67

Analysis of income by product
Personal lines motor excluding broker
- own brands	451	460	468
- partnerships	36	36	80
Personal lines home excluding broker
- own brands	121	126	121
- partnerships	92	83	102
Personal lines rescue and other excluding broker
- own brands	46	47	47
- partnerships	44	(15)	49
Commercial	91	95	87
International	87	88	81
Other (1)	(2)	3	35
Total income	966	923	1,070

For the notes to this table refer to page 54.

Direct Line Group (continued)

Key metrics
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,827	3,787	4,071
- partnerships	322	320	559
Personal lines home excluding broker
- own brands	1,812	1,811	1,776
- partnerships	2,520	2,497	2,501
Personal lines rescue and other excluding broker
- own brands	1,803	1,844	1,971
- partnerships	7,493	7,307	7,909
Commercial	417	422	383
International	1,412	1,387	1,234
Other (1)	43	1	418
Total in-force policies (2)	19,649	19,376	20,822

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	398	348	390
- partnerships	37	28	37
Personal lines home excluding broker
- own brands	110	112	112
- partnerships	136	132	138
Personal lines rescue and other excluding broker
- own brands	43	40	42
- partnerships	41	44	40
Commercial	107	102	112
International	173	142	169
Other (1)	1	2	(3)
Total gross written premium	1,046	950	1,037

For the notes to this table refer to page 54.

Direct Line Group (continued)

Key metrics (continued)
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Return on tangible equity (3)	7.4%	11.0%	6.3%
Loss ratio (4)	69%	61%	78%
Commission ratio (5)	12%	17%	7%
Expense ratio (6)	25%	22%	22%
Combined operating ratio (7)	106%	100%	107%

Balance sheet
Total insurance reserves - (£m) (8)	8,132	7,284	7,617

Notes:
(1)	‘Other’ predominantly consists of the personal lines broker business and from Q1 2012 business previously reported in Non-Core.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)
Return on tangible equity is based on annualised operating profit after tax divided by average tangible equity. Q1 2012 tangible equity has been adjusted for a £300 million dividend paid to RBS Group on 27 March 2012.

(4)	Loss ratio is based on net claims divided by net premium income.
(5)	Commission ratio is based on fees and commissions divided by net premium income.
(6)	Expense ratio is based on expenses divided by net premium income.
(7)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(8)	Consists of general and life insurance liabilities, unearned premium reserve and liability adequacy reserve. Q1 2012 includes business previously reported in Non-Core.

Key points
Direct Line Group continues to make good progress ahead of its divestment from the RBS Group. Q1 2012 operating profit of £84 million was negatively affected by adverse weather, but benefited from reserve releases from prior years.

The second phase of Direct Line Group’s transformation plan - to rebuild competitive advantage - is continuing and tangible benefits are beginning to be delivered. During Q1 2012, Direct Line Group began renewing own brand Home policies on its new rating engine as part of the ongoing roll out of increased functionality. Additionally, since July last year, over 200,000 claims have been registered on the new claims management system and over 1,500 new claims are now processed every day. The rationalisation of sites continues as planned with one further location exited during Q1 2012.

In the period from 2009 to 2011 Motor in-force policies decreased by 27%, in line with the de-risking and exit of certain business lines during the first phase of Direct Line Group’s transformation plan. During Q1 2012 Motor in-force policies grew by 1% marking a stabilisation of the portfolio. This was achieved whilst maintaining underwriting discipline.

Direct Line Group (continued)

Key points (continued)
During Q1 2012 Direct Line Group made progress with a number of partnership arrangements, which represent a significant portion of the Home segment. Expanding on the established relationship with Nationwide Building Society, a contract was signed to extend the provision of home insurance until the end of 2015. Direct Line Group is also concluding terms with UK Retail division for an arm’s length, five year distribution agreement for the continued provision of general insurance products to its customers after the divestment of Direct Line Group. Additionally, following the launch of the Sainsbury’s Bank car insurance partnership, during Q1 2012 the contract was extended to provide home insurance for Sainsbury’s customers.

Following a period of strong growth, the International division consolidated its position in the quarter. Growth in Italy arose primarily from price increases, while in Germany a contract was signed with Check24 to expand Direct Line Group’s market reach.

Commercial maintained underwriting discipline in a difficult market and work continued to improve the product offering and service to brokers.

Investment markets remained challenging with continued low yields. Direct Line Group’s investment portfolio is composed primarily of cash, investment grade corporate bonds and gilts with minimal exposure to periphery Eurozone nations. At 31 March 2012, there was no exposure to debt issued in Portugal or Greece and a total exposure of £57 million, less than 1% of the portfolio, to debt issued in Ireland, Italy and Spain.

Separation update
Ahead of the planned divestment from RBS Group, which is targeted to commence in the second half of 2012 by way of a public flotation, subject to market conditions, Direct Line Group has continued with activities in readiness for standalone status. The first stage of the separation programme is progressing as Direct Line Group begins the novation or transfer of contracts with RBS Group suppliers, and where necessary, commencement of the tendering process for new contracts. Standalone head office and other control functions are being established and key senior management have been appointed. On 23 March 2012 the appointment of Mike Biggs as Chairman of Direct Line Group was announced. He brings with him extensive industry experience and a successful track record.

A significant milestone was reached for Direct Line Group’s principal underwriting entity, U K Insurance Limited, being assigned an inaugural credit rating of A, with a stable outlook, from Standard and Poor’s and an A2 rating, with a stable outlook, from Moody’s Investors Service. Following publication of these ratings, Direct Line Group issued £500 million of Tier 2 subordinated debt on 27 April 2012.

Overall, Direct Line Group has powerful brands and is focused on delivering a disciplined, profitable business while maintaining a robust balance sheet. It has continued to make progress in executing the second phase of its business transformation plan, rebuilding competitive advantage.

Direct Line Group (continued)

Key points (continued)

Q1 2012 compared with Q4 2011
•
Operating profit of £84 million was £41 million, 33%, lower compared with Q4 2011, due to higher weather related claims experienced during Q1 2012 and increased expenses resulting from the timing of marketing expenditure, partially offset by higher investment income. Q1 2012 includes the results of insurance business previously reported in Non-Core, which overall had a negligible impact on operating result.

•
Gross written premium of £1,046 million rose by £96 million, or 10%, primarily as a result of the Motor sales campaign with enhanced Direct Line and Churchill marketing activity and an increase in International gross written premium, where a significant proportion of policies on the German book start on 1 January each year.

•
Total income of £966 million rose £43 million, or 5%, primarily due to the non-repeat of £57 million profit share paid to UK Retail during Q4 2011, which was partially offset by commissions payable relating to business previously reported in Non-Core and lower net premium income.

•
Net claims of £649 million were £60 million, or 10%, higher partly due to the adverse weather experienced early in Q1 2012 and the non-repeat of a release from creditor insurance reserves in Q4 2011, which was matched by a similar payment to UK Retail within fees and commissions.

•	Direct expenses of £170 million were £16 million, or 10%, higher mainly due to the timing of marketing expenditure associated with the new Churchill advertising campaign.

•
Investment income of £90 million was £30 million, or 50%, higher than Q4 2011 largely as a result of the inclusion of business previously reported in Non-Core and investment gains arising from portfolio management initiatives.

•
Total in-force policies grew by 1% due to Rescue and other personal lines, Motor and International. Rescue and other personal lines business grew as a result of a one-off migration of UK Retail customers to packaged current accounts, increasing the uptake of bundled travel insurance. Additionally 43,000 in-force policies relate to business moved across from Non-Core during Q1 2012 in preparation for separation.

Direct Line Group (continued)

Key points (continued)

Q1 2012 compared with Q1 2011
•
Operating profit rose by £17 million, or 25%, compared with Q1 2011 due to an improvement in loss ratio and higher investment income, which was partially offset by higher commissions payable and increased direct expenses relating to the timing of marketing and to the preparation for separation.

•	Gross written premiums rose by £9 million, or 1%, driven by Motor as a result of sale and marketing campaigns and due to price increases in International.

•
Total income fell by £104 million, or 10%, reflecting lower volumes written during the previous year following planned de-risking and higher commissions payable, partly due to the inclusion of business previously reported within Non-Core.

•
Net claims decreased by £135 million, or 17%, through a combination of reduced exposure on Motor and the exit of certain business lines. Additionally Q1 2012 includes reserve releases from prior years.

•	Direct expenses increased by £7 million or 4%, due to the marketing expenditure associated with the new Churchill advertising campaign, and activity to support separation.

•
Investment income rose by £26 million, or 41%, compared with Q1 2011 due to the inclusion of business previously reported within Non-Core and investment gains arising from portfolio management initiatives.

•
Combined operating ratio improved by 1 percent compared with Q1 2011 due to lower claims offset by higher expenses and commissions payable. For continuing business only (excluding personal lines broker and business previously reported in Non-Core) the combined operating ratio was 104% in Q1 2012 compared to 106% in Q1 2011.

Central items

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Central items not allocated	(144)	89	(32)

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q1 2012 compared with Q4 2011
•	Central items not allocated represented a debit of £144 million, a decrease of £233 million compared with Q4 2011. The debit primarily results from unallocated volatility costs in Group Treasury.

•	Q4 2011 benefited from higher securities gains and a VAT recovery.

Q1 2012 compared with Q1 2011
•	Central items not allocated represented a debit of £144 million, a decrease of £112 million compared with Q1 2011.

•	The decrease was largely as a result of lower securities gains in Q1 2012, £90 million compared with £158 million.

Non-Core

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Income statement
Net interest income	13	43	146
Funding costs of rental assets	51	56	53
Net interest income	64	99	199
Net fees and commissions	31	(47)	47
Loss from trading activities	(270)	(407)	(298)
Insurance net premium income	-	9	138
Other operating income
- rental income	219	219	245
- other (1)	225	(151)	104
Non-interest income	205	(377)	236
Total income/(loss)	269	(278)	435
Direct expenses
- staff	(71)	(82)	(91)
- operating lease depreciation	(83)	(91)	(87)
- other	(41)	(57)	(69)
Indirect expenses	(68)	(84)	(76)
	(263)	(314)	(323)

Insurance net claims	-	61	(128)
Impairment losses	(489)	(751)	(1,075)

Operating loss	(483)	(1,282)	(1,091)

Note:
(1)	Includes gains/(losses) on disposals (Q1 2012 - £182 million gain; Q4 2011 - £36 million loss; Q1 2011 - £34 million loss).

Non-Core (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	177	(142)	556
International businesses	85	92	81
Markets	7	(228)	(202)
Total income/(loss)	269	(278)	435

Loss from trading activities
Monoline exposures	(128)	(243)	(130)
Credit derivative product companies	(38)	(19)	(40)
Asset-backed products (1)	31	(22)	66
Other credit exotics	20	(8)	(168)
Equities	(1)	1	1
Banking book hedges	-	(36)	(29)
Other	(154)	(80)	2
	(270)	(407)	(298)

Impairment losses
Banking and portfolios	484	714	1,058
International businesses	11	30	20
Markets	(6)	7	(3)
Total impairment losses	489	751	1,075

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (2)
Banking and portfolios	2.8%	3.6%	4.1%
International businesses	2.1%	5.3%	2.1%
Markets	(0.8%)	(8.8%)	(0.1%)
Total	2.7%	3.7%	4.0%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Net interest margin	0.31%	0.42%	0.72%
Cost:income ratio	98%	nm	74%
Adjusted cost:income ratio	98%	nm	105%

	31 March 2012	31 December 2011		31 March 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives) (1)	83.3	93.7	(11%)	124.8	(33%)
Total third party assets (including derivatives)	91.8	104.7	(12%)	137.1	(33%)
Loans and advances to customers (gross) (2)	72.7	79.4	(8%)	101.0	(28%)
Customer deposits (2)	3.1	3.5	(11%)	7.1	(56%)
Risk elements in lending (2)	23.5	24.0	(2%)	24.0	(2%)
Risk-weighted assets (1)	89.9	93.3	(4%)	128.5	(30%)

nm = not meaningful

Notes:
(1)
Includes RBS Sempra Commodities JV (31 March 2012 third party assets, excluding derivatives (TPAs) nil, RWAs £1.0 billion, 31 December 2011 TPAs £0.1 billion, RWAs £2.4 billion, 31 March 2011 TPAs £3.9 billion, RWAs £1.6 billion).

(2)	Excludes disposal groups.

	31 March 2012	31 December 2011	31 March 2011
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	70.8	77.3	98.0
International businesses	1.9	2.0	2.9
Markets	-	0.1	0.1
	72.7	79.4	101.0
Risk-weighted assets
Banking and portfolios	66.1	64.8	76.5
International businesses	3.8	4.1	5.1
Markets	20.0	24.4	46.9
	89.9	93.3	128.5
Third party assets (excluding derivatives)
Banking and portfolios	73.2	81.3	105.4
International businesses	2.7	2.9	3.8
Markets	7.4	9.5	15.6
	83.3	93.7	124.8

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 31 March 2012
	31 December 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2012
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	31.5	(1.5)	(0.4)	0.1	(0.4)	(0.2)	29.1
Corporate	42.2	(0.8)	(1.1)	0.4	(0.1)	(0.5)	40.1
SME	2.1	(0.3)	-	0.1	-	-	1.9
Retail	6.1	(0.2)	(1.6)	-	-	(0.1)	4.2
Other	1.9	(1.2)	-	-	-	(0.1)	0.6
Markets	9.8	(0.2)	(2.1)	0.1	-	(0.2)	7.4
Total (excluding derivatives)	93.6	(4.2)	(5.2)	0.7	(0.5)	(1.1)	83.3
Markets - RBS Sempra Commodities JV	0.1	(0.1)	-	-	-	-	-
Total (1)	93.7	(4.3)	(5.2)	0.7	(0.5)	(1.1)	83.3

Quarter ended 31 December 2011
	30 September 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	35.3	(1.8)	(1.1)	0.1	(0.6)	(0.4)	31.5
Corporate	46.9	(1.6)	(3.6)	0.6	(0.1)	-	42.2
SME	2.4	(0.3)	-	0.1	(0.1)	-	2.1
Retail	7.4	(0.2)	(1.1)	-	-	-	6.1
Other	1.9	-	-	-	-	-	1.9
Markets	10.9	(0.2)	(1.0)	-	-	0.1	9.8
Total (excluding derivatives)	104.8	(4.1)	(6.8)	0.8	(0.8)	(0.3)	93.6
Markets - RBS Sempra Commodities JV	0.3	-	(0.2)	-	-	-	0.1
Total (1)	105.1	(4.1)	(7.0)	0.8	(0.8)	(0.3)	93.7

Note:
(1)	Disposals of £5 billion have been signed as at 31 March 2012 but are pending completion (31 December 2011 - £0.2 billion; 31 March 2011 - £7 billion).

Non-Core (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	-	-	3
Personal	2	(28)	(3)
Total UK Retail	2	(28)	-

UK Corporate
Manufacturing and infrastructure	7	26	-
Property and construction	55	83	13
Transport	(2)	6	20
Financial institutions	1	1	3
Lombard	10	20	18
Other	6	21	11
Total UK Corporate	77	157	65

Ulster Bank
Commercial real estate
- investment	84	151	223
- development	142	77	503
Other corporate	34	15	107
Other EMEA	4	2	6
Total Ulster Bank	264	245	839

US Retail & Commercial
Auto and consumer	9	7	25
Cards	5	1	(7)
SBO/home equity	18	33	53
Residential mortgages	3	2	4
Commercial real estate	(3)	14	19
Commercial and other	(4)	7	(3)
Total US Retail & Commercial	28	64	91

International Banking
Manufacturing and infrastructure	6	42	(2)
Property and construction	86	241	105
Transport	13	10	(6)
Telecoms, media and technology	16	18	(11)
Banking and financial institutions	(12)	(31)	1
Other	9	29	(8)
Total International Banking	118	309	79

Other
Wealth	(1)	-	1
Central items	1	4	-

Total Other	-	4	1
Total impairment losses	489	751	1,075

Non-Core (continued)

	31 March 2012	31 December 2011	31 March 2011
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	-	1.4	1.6
Personal	0.1	0.1	0.3
Total UK Retail	0.1	1.5	1.9

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.2
Property and construction	4.8	5.9	8.0
Transport	4.3	4.5	5.1
Financial institutions	0.6	0.6	0.8
Lombard	0.9	1.0	1.5
Other	7.0	7.5	7.5
Total UK Corporate	17.7	19.6	23.1

Ulster Bank
Commercial real estate
- investment	3.7	3.9	3.9
- development	8.0	8.5	8.9
Other corporate	1.7	1.6	2.0
Other EMEA	0.4	0.4	0.5
Total Ulster Bank	13.8	14.4	15.3

US Retail & Commercial
Auto and consumer	0.8	0.8	2.4
Cards	0.1	0.1	0.1
SBO/home equity	2.4	2.5	2.9
Residential mortgages	0.5	0.6	0.7
Commercial real estate	0.9	1.0	1.4
Commercial and other	-	0.4	0.4
Total US Retail & Commercial	4.7	5.4	7.9

International Banking
Manufacturing and infrastructure	5.8	6.6	8.9
Property and construction	15.4	15.3	19.1
Transport	2.4	3.2	4.5
Telecoms, media and technology	0.7	0.7	1.1
Banking and financial institutions	5.7	5.6	11.1
Other	6.4	7.0	8.4
Total International Banking	36.4	38.4	53.1

Other
Wealth	0.2	0.2	0.4
Direct Line Group	-	-	0.1
Central items	(0.3)	(0.2)	(1.0)

Total Other	(0.1)	-	(0.5)
Gross loans and advances to customers (excluding reverse repurchase agreements)	72.6	79.3	100.8

Non-Core (continued)

Key points
Non-Core has maintained momentum from 2011 and delivered further reductions in third party assets, impairments and costs during Q1 2012.

Third party assets fell to £83 billion in the first quarter, a reduction of £11 billion driven principally by disposals of £5 billion and run-off of £4 billion. The division has also signed, but not yet completed, a further £5 billion of disposals, including the sale of RBS Aviation Capital.

The division continues to focus upon reducing exposures to current and future capital intensive positions. Risk-weighted assets decreased by £3 billion resulting from foreign exchange and mark-to-market movements of £4 billion, sales and run-off of £2 billion and market risk movements of £2 billion, largely offset by higher operational risk RWAs, up £4 billion. Restructuring and disposal activity also reduced Non-Core deductions to the capital base by £0.8 billion in Q1 2012.

An operating loss of £483 million in Q1 2012 was £799 million lower than Q4 2011. Income increased as the losses associated with restructuring monoline exposures and valuation movements on equity positions in Q4 2011 were not repeated. In addition, trading income increased as a result of tightening spreads and favourable market conditions. Impairments declined by £262 million which reflected improvements across the portfolio in general, although Ulster Bank charges remain elevated.

Q1 2012 compared with Q4 2011
•	The lower operating loss of £483 million reflected improvements in income, costs and impairments.

•
Trading losses decreased by £137 million, principally reflecting lower losses resulting from restructuring activity focussed on reducing capital intensive positions. Trading revenues also improved, as prices rallied and spreads tightened. Other income of £225 million was £376 million favourable to Q4 2011 due to positive equity valuation movements as well as gains on disposal of £182 million compared with losses of £36 million in Q4 2011.

•	Third party assets fell by £11 billion to £83 billion in Q1 2012 principally reflecting disposals of £5 billion and run-off of £4 billion.

Q1 2012 compared with Q1 2011
•	Third party assets of £83 billion were £42 billion lower than Q1 2011 principally reflecting disposals of £22 billion and run-off of £19 billion.

•
Risk-weighted assets decreased by £39 billion between Q1 2011 and Q1 2012. The decrease principally reflects the restructuring of monoline exposures in 2011 which totalled £15 billion, and sales and run-off of £14 billion. A further £9 billion reduction was due to market risk reductions as a result of de-risking activities. These were partially offset by an increase in operational risk RWAs.

•
The Q1 2012 operating loss of £483 million was £608 million favourable to Q1 2011 principally due to lower impairments incurred in relation to the Ulster Bank portfolio and reduced costs due to the ongoing run-down of the division, partially offset by lower revenues relate to the reduction of the balance sheet.

•	Since Q1 2011 headcount has reduced by approximately 2,400, 36%, reflecting business and country exits and run-down, specifically in India, China, RBS Sempra Commodities and Non-Core Insurance.

Condensed consolidated income statement
for the quarter ended 31 March 2012

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Interest receivable	5,017	5,234	5,401
Interest payable	(2,018)	(2,160)	(2,100)

Net interest income	2,999	3,074	3,301

Fees and commissions receivable	1,487	1,590	1,642
Fees and commissions payable	(290)	(573)	(260)
Income from trading activities	212	(238)	835
Gain/(loss) on redemption of own debt	577	(1)	-
Other operating income (excluding insurance net premium income)	(747)	205	391
Insurance net premium income	938	981	1,149

Non-interest income	2,177	1,964	3,757

Total income	5,176	5,038	7,058

Staff costs	(2,570)	(1,993)	(2,399)
Premises and equipment	(563)	(674)	(571)
Other administrative expenses	(1,016)	(1,296)	(921)
Depreciation and amortisation	(468)	(513)	(424)
Write-down of goodwill and other intangible assets	-	(91)	-

Operating expenses	(4,617)	(4,567)	(4,315)

Profit before insurance net claims and impairment losses	559	471	2,743
Insurance net claims	(649)	(529)	(912)
Impairment losses	(1,314)	(1,918)	(1,947)

Operating loss before tax	(1,404)	(1,976)	(116)
Tax (charge)/credit	(139)	186	(423)

Loss from continuing operations	(1,543)	(1,790)	(539)
Profit from discontinued operations, net of tax	5	10	10

Loss for the period	(1,538)	(1,780)	(529)
Non-controlling interests	14	(18)	1

Loss attributable to ordinary and B shareholders	(1,524)	(1,798)	(528)

Basic loss per ordinary and B share from continuing operations	(1.4p)	(1.7p)	(0.5p)

Diluted loss per ordinary and B share from continuing operations	(1.4p)	(1.7p)	(0.5p)

Basic loss per ordinary and B share from discontinued operations	-	-	-

Diluted loss per ordinary and B share from discontinued operations	-	-	-

Condensed consolidated statement of comprehensive income
for the quarter ended 31 March 2012

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Loss for the period	(1,538)	(1,780)	(529)

Other comprehensive income/(loss)
Available-for-sale financial assets	525	(107)	(37)
Cash flow hedges	33	124	(227)
Currency translation	(554)	(117)	(360)
Actuarial losses on defined benefit plans	-	(581)	-

Other comprehensive income/(loss) before tax	4	(681)	(624)
Tax (charge)/credit	(19)	(500)	32

Other comprehensive loss after tax	(15)	(1,181)	(592)

Total comprehensive loss for the period	(1,553)	(2,961)	(1,121)

Total comprehensive loss is attributable to:
Non-controlling interests	(3)	(12)	(9)
Ordinary and B shareholders	(1,550)	(2,949)	(1,112)

	(1,553)	(2,961)	(1,121)

Key points
•	The movement in available-for-sale financial assets reflects net unrealised gains on sovereign bonds.

•	Currency translation losses largely result from the 3.4% weakening of the US dollar against sterling during the quarter.

•	The tax charge for Q4 2011 included a £664 million write-off of deferred tax assets in The Netherlands associated with available-for-sale assets in the liquidity portfolio.

Condensed consolidated balance sheet
at 31 March 2012

	31 March 2012	31 December 2011
	£m	£m

Assets
Cash and balances at central banks	82,363	79,269
Net loans and advances to banks	36,064	43,870
Reverse repurchase agreements and stock borrowing	34,626	39,440
Loans and advances to banks	70,690	83,310
Net loans and advances to customers	440,406	454,112
Reverse repurchase agreements and stock borrowing	56,503	61,494
Loans and advances to customers	496,909	515,606
Debt securities	195,931	209,080
Equity shares	17,603	15,183
Settlement balances	20,970	7,771
Derivatives	453,354	529,618
Intangible assets	14,771	14,858
Property, plant and equipment	11,442	11,868
Deferred tax	3,849	3,878
Prepayments, accrued income and other assets	10,079	10,976
Assets of disposal groups	25,060	25,450

Total assets	1,403,021	1,506,867

Liabilities
Bank deposits	65,735	69,113
Repurchase agreements and stock lending	41,415	39,691
Deposits by banks	107,150	108,804
Customer deposits	410,207	414,143
Repurchase agreements and stock lending	87,303	88,812
Customer accounts	497,510	502,955
Debt securities in issue	142,943	162,621
Settlement balances	17,597	7,477
Short positions	37,322	41,039
Derivatives	446,534	523,983
Accruals, deferred income and other liabilities	20,278	23,125
Retirement benefit liabilities	1,840	2,239
Deferred tax	1,788	1,945
Insurance liabilities	6,251	6,312
Subordinated liabilities	25,513	26,319
Liabilities of disposal groups	23,664	23,995

Total liabilities	1,328,390	1,430,814

Equity
Non-controlling interests	1,215	1,234
Owners’ equity*
Called up share capital	15,397	15,318
Reserves	58,019	59,501

Total equity	74,631	76,053

Total liabilities and equity	1,403,021	1,506,867

* Owners’ equity attributable to:
Ordinary and B shareholders	68,672	70,075
Other equity owners	4,744	4,744

	73,416	74,819

Commentary on condensed consolidated balance sheet

Total assets of £1,403.0 billion at 31 March 2012 were down £103.8 billion, 7%, compared with 31 December 2011. This was principally driven by a decrease in the mark-to-market value of derivatives and a reduction in loans and advances to banks and customers.

Cash and balances at central banks increased £3.1 billion, 4%, to £82.4 billion principally due to the placing of short term surpluses.

Loans and advances to banks decreased £12.6 billion, 15%, to £70.7 billion. Within this, reverse repurchase agreements and stock borrowing (‘reverse repos’) were down £4.8 billion, 12%, to £34.6 billion and bank placings declined £7.8 billion, 18%, to £36.1 billion.

Loans and advances to customers declined £18.7 billion, 4%, to £496.9 billion. Within this, reverse repurchase agreements were down £5.0 billion, 8%, to £56.5 billion. Customer lending decreased by £13.7 billion, 3%, to £440.4 billion, or £13.4 billion, 3%, to £460.5 billion before impairments. This reflected planned reductions in Non-Core of £6.1 billion, along with declines in International Banking, £4.0 billion, Markets, £2.3 billion, UK Corporate, £0.9 billion, and Ulster Bank, £0.1 billion, together with the effect of exchange rate and other movements, £2.9 billion. These were partially offset by growth in UK Retail, £1.8 billion, US Retail & Commercial, £1.0 billion and Wealth, £0.1 billion.

Debt securities were down £13.1 billion, 6%, to £195.9 billion, driven mainly by reductions in holdings of Government securities within Markets and Group Treasury.

Equity shares increased £2.4 billion, 16%, to £17.6 billion reflecting seasonal increases in holdings.

Settlement balances increased £13.2 billion to £21.0 billion as a result of increased customer activity from seasonal year-end lows.

Movements in the value of derivative assets, down £76.3 billion, 14%, to £453.4 billion, and liabilities, down £77.4 billion, 15% to £446.5 billion, primarily reflect the mark-to-market movements on interest rate contracts and the effect of currency movements, with Sterling strengthening against both the US dollar and the Euro.

Deposits by banks decreased £1.7 billion, 2%, to £107.1 billion, with a decrease in inter-bank deposits, down £3.4 billion, 5%, to £65.7 billion partly offset by higher repurchase agreements and stock lending (‘repos’), up £1.7 billion, 4%, to £41.4 billion.

Customer accounts were down £5.4 billion, 1%, to £497.5 billion. Within this, repos decreased £1.5 billion, 2%, to £87.3 billion. Excluding repos, customer deposits were down £3.9 billion, 1%, at £410.2 billion, reflecting decreases in Markets, £1.7 billion, UK Corporate, £1.8 billion, Ulster Bank, £0.7 billion, Non-Core, £0.6 billion and exchange and other movements, £2.5 billion. This was partly offset by increases in UK Retail, £2.4 billion, US Retail & Commercial, £0.6 billion, and International Banking, £0.4 billion.

Commentary on condensed consolidated balance sheet (continued)

Debt securities in issue declined £19.7 billion, 12%, to £142.9 billion largely due to the maturity of government guaranteed medium term notes within Markets and Group Treasury.

Settlement balances increased £10.1 billion to £17.6 billion as a result of increased customer activity from seasonal year-end lows.

Short positions were down £3.7 billion, 9%, to £37.3 billion, mirroring decreases in debt securities.

Subordinated liabilities were down £0.8 billion, 3%, to £25.5 billion, primarily reflecting the £0.6 billion net decrease in dated loan capital as a result of the liability management exercise completed in March 2012, with redemptions of £3.4 billion offset by the issuance of £2.8 billion new capital, together with exchange rate movements and other adjustments of £0.2 billion.

Owners’ equity decreased by £1.4 billion, 2%, to £73.4 billion, due to the attributable loss for the period of £1.5 billion and exchange and other movements of £0.5 billion, partially offset by positive movements in available-for-sale reserves of £0.5 billion and the issue of £0.1 billion new ordinary shares in settlement of deferred variable compensation awards.

Average balance sheet

	Quarter ended
	31 March 2012	31 December 2011
	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.15	3.13
Cost of interest-bearing liabilities of banking business	(1.62)	(1.70)

Interest spread of banking business	1.53	1.43
Benefit from interest-free funds	0.35	0.41

Net interest margin of banking business	1.88	1.84

Average interest rates
The Group's base rate	0.50	0.50

London inter-bank three month offered rates
- Sterling	1.06	0.99
- Eurodollar	0.51	0.43
- Euro	0.97	1.50

Average balance sheet (continued)

	Quarter ended			Quarter ended
	31 March 2012			31 December 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	87,025	148	0.68	91,370	207	0.90
Loans and advances to customers	443,414	4,252	3.86	452,530	4,336	3.80
Debt securities	110,219	617	2.25	119,619	691	2.29

Interest-earning assets - banking business	640,658	5,017	3.15	663,519	5,234	3.13

Trading business	251,081			271,183
Non-interest earning assets	633,995			656,468

Total assets	1,525,734			1,591,170

Liabilities
Deposits by banks	44,472	191	1.73	60,397	226	1.48
Customer accounts	327,442	914	1.12	335,577	926	1.09
Debt securities in issue	112,454	698	2.50	128,701	793	2.44
Subordinated liabilities	21,636	190	3.53	22,906	191	3.31
Internal funding of trading business	(6,432)	25	(1.56)	(44,408)	24	(0.21)

Interest-bearing liabilities - banking business	499,572	2,018	1.62	503,173	2,160	1.70

Trading business	262,047			299,789
Non-interest-bearing liabilities
- demand deposits	72,370			70,538
- other liabilities	617,945			642,503
Owners’ equity	73,800			75,167

Total liabilities and owners’ equity	1,525,734			1,591,170

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2012

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Called-up share capital
At beginning of period	15,318	15,318	15,125
Ordinary shares issued	79	-	31

At end of period	15,397	15,318	15,156

Paid-in equity
At beginning and end of period	431	431	431

Share premium account
At beginning of period	24,001	23,923	23,922
Ordinary shares issued	26	78	-

At end of period	24,027	24,001	23,922

Merger reserve
At beginning and end of period	13,222	13,222	13,272

Available-for-sale reserve (1)
At beginning of period	(957)	(292)	(2,037)
Unrealised gains/(losses)	724	(179)	162
Realised (gains)/losses	(212)	69	(197)
Tax	6	(555)	9

At end of period	(439)	(957)	(2,063)

Cash flow hedging reserve
At beginning of period	879	798	(140)
Amount recognised in equity	290	389	14
Amount transferred from equity to earnings	(257)	(265)	(241)
Tax	9	(43)	53

At end of period	921	879	(314)

Note:
(1)	Analysis provided on page 90.

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2012 (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,775	4,847	5,138
Retranslation of net assets	(648)	(111)	(429)
Foreign currency gains on hedges of net assets	96	20	76
Tax	4	13	(31)
Recycled to profit or loss on disposal of businesses	-	6	-

At end of period	4,227	4,775	4,754

Capital redemption reserve
At beginning and end of period	198	198	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	18,929	20,977	21,239
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(1,524)	(1,798)	(530)
- discontinued operations	-	-	2
Actuarial losses recognised in retirement benefit schemes
- gross	-	(581)	-
- tax	(38)	86	-
Shares issued under employee share schemes	(13)	151	(41)
Share-based payments
- gross	45	98	38
- tax	6	(4)	5

At end of period	17,405	18,929	20,713

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2012 (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Own shares held
At beginning of period	(769)	(771)	(808)
(Purchase)/disposal of own shares	(2)	1	12
Shares issued under employee share schemes	6	1	11

At end of period	(765)	(769)	(785)

Owners’ equity at end of period	73,416	74,819	74,076

Non-controlling interests
At beginning of period	1,234	1,433	1,719
Currency translation adjustments and other movements	(2)	(32)	(7)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(20)	8	(9)
- discontinued operations	6	10	8
Dividends paid	-	(1)	-
Movements in available-for-sale securities
- unrealised (losses)/gains	(4)	1	1
- realised losses	17	2	(3)
- tax	-	(1)	1
Equity withdrawn and disposals	(16)	(186)	-

At end of period	1,215	1,234	1,710

Total equity at end of period	74,631	76,053	75,786

Total comprehensive loss recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(3)	(12)	(9)
Ordinary and B shareholders	(1,550)	(2,949)	(1,112)

	(1,553)	(2,961)	(1,121)

Notes

1. Basis of preparation
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Form 6-K for the quarter ended 31 March 2012 has been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). There have been no significant changes to the Group’s principal accounting policies as set out on pages 273 to 282 of the 2011 Form 20-F.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Loans and advances to customers	4,252	4,336	4,593
Loans and advances to banks	148	207	172
Debt securities	617	691	636

Interest receivable	5,017	5,234	5,401

Customer accounts	914	926	831
Deposits by banks	191	226	259
Debt securities in issue	698	794	817
Subordinated liabilities	190	190	185
Internal funding of trading businesses	25	24	8

Interest payable	2,018	2,160	2,100

Net interest income	2,999	3,074	3,301

Fees and commissions receivable	1,487	1,590	1,642
Fees and commissions payable
- banking	(179)	(339)	(181)
- insurance related	(111)	(234)	(79)

Net fees and commissions	1,197	1,017	1,382

Foreign exchange	225	308	203
Interest rate	672	76	649
Credit	(799)	(695)	(248)
Other	114	73	231

Income/(loss) from trading activities	212	(238)	835

Gain on redemption of own debt	577	(1)	-

Operating lease and other rental income	301	308	322
Own credit adjustments	(1,447)	(200)	(294)
Changes in the fair value of securities and other financial assets and liabilities	81	6	68
Changes in the fair value of investment properties	32	(65)	(25)
Profit on sale of securities	223	179	236
Profit/(loss) on sale of property, plant and equipment	5	(5)	11
Loss on sale of subsidiaries and associates	(12)	(15)	(29)
Life business losses	(2)	-	(2)
Dividend income	16	15	15
Share of (losses)/profits less losses of associated entities	(4)	6	7
Other income/(loss)	60	(24)	82

Other operating (loss)/income	(747)	205	391

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Non-interest income (excluding insurance net premium income)	1,239	983	2,608
Insurance net premium income	938	981	1,149

Total non-interest income	2,177	1,964	3,757

Total income	5,176	5,038	7,058

Staff costs	2,570	1,993	2,399
Premises and equipment	563	674	571
Other	1,016	1,296	921

Administrative expenses	4,149	3,963	3,891
Depreciation and amortisation	468	513	424
Write-down of goodwill and other intangible assets	-	91	-

Operating expenses	4,617	4,567	4,315

Loan impairment losses	1,295	1,654	1,898
Securities impairment losses
- sovereign debt impairment and related interest rate hedge adjustments	-	224	-
- other	19	40	49

Impairment losses	1,314	1,918	1,947

Payment Protection Insurance (PPI)
To reflect current experience of PPI complaints received, the Group has strengthened its provision for PPI by £125 million in Q1 2012, bringing the cumulative charge taken to £1.2 billion, of which £501 million in redress had been paid by 31 March 2012. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

	Quarter ended 31 March 2012	Year ended 31 December 2011
	£m	£m

At beginning of period	745	-
Transfers from accruals and other liabilities	-	215
Charge to income statement	125	850
Utilisations	(181)	(320)

At end of period	689	745

Notes (continued)

4. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £1,295 million (Q4 2011 - £1,654 million; Q1 2011 - £1,898 million). The balance sheet loan impairment provisions increased in the quarter ended 31 March 2012 from £19,883 million to £20,211 million and the movements thereon were:

	Quarter ended
	31 March 2012			31 December 2011				31 March 2011
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,414	11,469	19,883	8,873	11,850	-	20,723	7,866	10,316	18,182
Transfers to disposal groups	-	-	-	(773)	-	-	(773)	-	(9)	(9)
Intra-group transfers	-	-	-	-	-	-	-	177	(177)	-
Currency translation and other adjustments	(8)	(80)	(88)	(75)	(162)	-	(237)	56	95	151
Disposals	-	-	-	-	-	(3)	(3)	-	-	-
Amounts written-off	(405)	(440)	(845)	(526)	(981)	-	(1,507)	(514)	(438)	(952)
Recoveries of amounts previously written-off	62	33	95	48	99	-	147	39	80	119
Charge to income statement
- continuing	796	499	1,295	924	730	-	1,654	852	1,046	1,898
- discontinued	-	-	-	-	-	3	3	-	-	-
Unwind of discount (recognised in interest income)	(62)	(67)	(129)	(57)	(67)	-	(124)	(60)	(71)	(131)

At end of period	8,797	11,414	20,211	8,414	11,469	-	19,883	8,416	10,842	19,258

Provisions at 31 March 2012 include £135 million (31 December 2011 - £123 million; 31 March 2011 - £130 million) in respect of loans and advances to banks.

The table above excludes impairments relating to securities (see page 109).

Notes (continued)

5. Tax
The actual tax (charge)/credit differs from the expected tax credit computed by applying the standard UK corporation tax rate of 24.5% (2011 - 26.5%) as follows:

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Loss before tax	(1,404)	(1,976)	(116)

Expected tax credit	344	524	31
Sovereign debt impairment where no deferred tax asset recognised	-	(56)	-
Derecognition of deferred tax asset in respect of losses in Australia	(161)	-	-
Other losses in period where no deferred tax asset recognised	(173)	(195)	(166)
Foreign profits taxed at other rates	(102)	(46)	(200)
UK tax rate change - deferred tax impact	(30)	27	(87)
Unrecognised timing differences	-	-	5
Non-deductible goodwill impairment	-	(24)	-
Items not allowed for tax
- losses on strategic disposals and write-downs	(4)	(58)	(3)
- UK bank levy	(18)	(80)	-
- employee share schemes	(15)	(101)	(4)
- other disallowable items	(51)	(123)	(36)
Non-taxable items
- gain on sale of Global Merchant Services	-	-	12
- other non-taxable items	24	208	12
Taxable foreign exchange movements	1	2	2
Losses brought forward and utilised	15	(29)	16
Adjustments in respect of prior periods	31	137	(5)

Actual tax (charge)/credit	(139)	186	(423)

The tax charge in the quarter ended 31 March 2012 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the derecognition of deferred tax assets of £161 million in respect of losses in Australia, following the strategic changes to the Markets and International Banking businesses announced in January 2012.

The combined effect of the tax losses in Ireland and the Netherlands in the quarter ended 31 March 2012 for which no deferred tax asset has been recognised and the derecognition of the deferred tax asset in respect of losses in Australia account for £387 million (80%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

The Group has recognised a deferred tax asset at 31 March 2012 of £3,849 million (31 December 2011 - £3,878 million; 31 March 2011 - £6,299 million) of which £3,134 million (31 December 2011 - £2,933 million; 31 March 2011 - £3,770 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 March 2012 and concluded that it is recoverable based on future profit projections.

Notes (continued)

6. (Loss)/profit attributable to non-controlling interests

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

RBS Sempra Commodities JV	-	(5)	(9)
RFS Holdings BV Consortium Members	(19)	8	10
Other	5	15	(2)

(Loss)/profit attributable to non-controlling interests	(14)	18	(1)

7. Dividends
On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments (the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011). On 30 April 2012 this period ended for RBS Group instruments. RBS has determined that it is now in a position to recommence payments on the RBS Group instruments.

The Core Tier 1 capital impact of discretionary amounts that will be payable over the remainder of 2012 on the RBS Group instruments on which payments have previously been stopped is c.£350 million. In the context of recent macro-prudential policy discussions, the Board of RBS has decided to neutralise any impact on Core Tier 1 capital through equity issuance. Approximately £250 million of this is ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group’s Employee Benefit Trust, which is now substantially complete. An additional c.£100 million will be raised through the issue of new ordinary shares, which is expected to take place over time during the second half of 2012.

The Directors have declared the discretionary dividends on Series M, N, P, Q, R, S, and T non-cumulative dollar preference shares of US$0.01 each for the three months to 30 June 2012, and the discretionary dividend on the Series 2 non-cumulative Euro preference shares of €0.01 for the 12 months to 30 June 2012. These discretionary dividends as well as the discretionary distributions on the RBSG/RBS innovative securities RBS Capital Trust A, RBS Capital Trust B, RBS Capital Trust D, RBS Capital Trust I, RBS Capital Trust II and RBS Capital Trust IV will be paid on their scheduled payment dates in June 2012. Future coupons and dividends on RBS Group hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Notes (continued)

8. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011

Earnings
Loss from continuing operations attributable to ordinary and B shareholders (£m)	(1,524)	(1,798)	(530)

Profit from discontinued operations attributable to ordinary and B shareholders (£m)	-	-	2

Ordinary shares in issue during the period (millions)	57,704	57,552	56,798
B shares in issue during the period (millions)	51,000	51,000	51,000

Weighted average number of ordinary and B shares in issue during the period (millions)	108,704	108,552	107,798

Basic loss per ordinary and B share from continuing operations	(1.4p)	(1.7p)	(0.5p)

Notes (continued)

9. Segmental analysis
In January 2012, the Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results have been presented based on the new organisational structure. In addition, the Group had previously included movements in the fair value of own derivative liabilities within the Markets operating segment. These movements have now been combined with movements in the fair value of own debt in a single measure, ‘own credit adjustments’ and presented as a reconciling item. Refer to ‘presentation of information’ on page 5 for further details. Comparatives have been restated accordingly.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) for the quarters ended 31 March 2012, 31 December 2011 and 31 March 2011 by main income statement captions.

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,001	266	1,267	(635)	-	(155)	477
UK Corporate	756	445	1,201	(533)	-	(176)	492
Wealth	179	111	290	(235)	-	(10)	45
International Banking	251	291	542	(410)	-	(35)	97
Ulster Bank	165	49	214	(130)	-	(394)	(310)
US Retail & Commercial	496	260	756	(635)	-	(19)	102
Markets	16	1,718	1,734	(908)	-	(2)	824
Direct Line Group	84	882	966	(233)	(649)	-	84
Central items	(5)	(103)	(108)	(2)	-	(34)	(144)

Core	2,943	3,919	6,862	(3,721)	(649)	(825)	1,667
Non-Core	64	205	269	(263)	-	(489)	(483)

Managed basis	3,007	4,124	7,131	(3,984)	(649)	(1,314)	1,184
Reconciling items
Own credit adjustments (1)	-	(2,456)	(2,456)	-	-	-	(2,456)
Asset Protection Scheme (2)	-	(43)	(43)	-	-	-	(43)
PPI costs	-	-	-	(125)	-	-	(125)
Amortisation of purchased intangible assets	-	-	-	(48)	-	-	(48)
Integration and restructuring costs	-	-	-	(460)	-	-	(460)
Gain on redemption of own debt	-	577	577	-	-	-	577
Strategic disposals	-	(8)	(8)	-	-	-	(8)
RFS Holdings minority interest	(8)	(17)	(25)	-	-	-	(25)

Statutory basis	2,999	2,177	5,176	(4,617)	(649)	(1,314)	(1,404)

Notes:
(1)	Comprises £1,009 million loss included in ‘Income from trading activities’ and £1,447 million loss included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’.

Notes (continued)

9. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,032	277	1,309	(660)	-	(191)	458
UK Corporate	758	419	1,177	(535)	-	(236)	406
Wealth	168	112	280	(194)	-	(13)	73
International Banking	281	312	593	(385)	-	(56)	152
Ulster Bank	177	49	226	(132)	-	(327)	(233)
US Retail & Commercial	496	294	790	(548)	-	(65)	177
Markets)	20	672	692	(744)	-	(57)	(109)
Direct Line Group	82	841	923	(209)	(589)	-	125
Central items	(37)	46	9	77	(1)	4	89

Core	2,977	3,022	5,999	(3,330)	(590)	(941)	1,138
Non-Core	99	(377)	(278)	(314)	61	(751)	(1,282)

Managed basis	3,076	2,645	5,721	(3,644)	(529)	(1,692)	(144)
Reconciling items
Own credit adjustments (1)	-	(472)	(472)	-	-	-	(472)
Asset Protection Scheme (2)	-	(209)	(209)	-	-	-	(209)
Sovereign debt impairment	-	-	-	-	-	(224)	(224)
Amortisation of purchased intangible assets	-	-	-	(53)	-	-	(53)
Integration and restructuring costs	-	-	-	(478)	-	-	(478)
Loss on redemption of own debt	-	(1)	(1)	-	-	-	(1)
Strategic disposals	-	(2)	(2)	(80)	-	-	(82)
Bank levy	-	-	-	(300)	-	-	(300)
Write-down of goodwill and other intangible assets	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(2)	3	1	(1)	-	(2)	(2)

Statutory basis	3,074	1,964	5,038	(4,567)	(529)	(1,918)	(1,976)

Notes:
(1)	Comprises £272 million loss included in ‘Income from trading activities’ and £200 million loss included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’.

Notes (continued)

9. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,086	304	1,390	(678)	-	(194)	518
UK Corporate	811	451	1,262	(538)	-	(107)	617
Wealth	157	114	271	(196)	-	(5)	70
International Banking	293	354	647	(427)	-	6	226
Ulster Bank	181	51	232	(136)	-	(461)	(365)
US Retail & Commercial	452	275	727	(522)	-	(111)	94
Markets	53	2,055	2,108	(1,079)	-	-	1,029
Direct Line Group	88	982	1,070	(219)	(784)	-	67
Central items	(18)	(11)	(29)	(3)	-	-	(32)

Core	3,103	4,575	7,678	(3,798)	(784)	(872)	2,224
Non-Core	199	236	435	(323)	(128)	(1,075)	(1,091)

Managed basis	3,302	4,811	8,113	(4,121)	(912)	(1,947)	1,133
Reconciling items
Own credit adjustments (1)	-	(560)	(560)	-	-	-	(560)
Asset Protection Scheme (2)	-	(469)	(469)	-	-	-	(469)
Amortisation of purchased intangible assets	-	-	-	(44)	-	-	(44)
Integration and restructuring costs	(2)	(4)	(6)	(139)	-	-	(145)
Strategic disposals	-	(23)	(23)	-	-	-	(23)
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	1	2	3	-	-	-	3

Statutory basis	3,301	3,757	7,058	(4,315)	(912)	(1,947)	(116)

Notes:
(1)	Comprises £266 million loss included in ‘Income from trading activities’ and £294 million loss included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.

Notes (continued)

10. Discontinued operations and assets and liabilities of disposal groups

Profit from discontinued operations, net of tax
	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Discontinued operations
Total income	8	15	8
Operating expenses	(1)	(1)	(1)
Impairment losses	-	(3)	-

Profit before tax	7	11	7
Tax	(3)	(1)	(3)

Profit after tax	4	10	4

Businesses acquired exclusively with a view to disposal
Profit after tax	1	-	6

Profit from discontinued operations, net of tax	5	10	10

Discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

Notes (continued)

10. Discontinued operations and assets and liabilities of disposal groups (continued)

	31 March 2012			31 December 2011 £m
	UK branch- based businesses	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	63	24	87	127
Loans and advances to banks	-	112	112	87
Loans and advances to customers	18,535	729	19,264	19,405
Debt securities and equity shares	-	5	5	5
Derivatives	360	8	368	439
Intangible assets	-	15	15	15
Settlement balances	-	4	4	14
Property, plant and equipment	113	4,496	4,609	4,749
Other assets	-	438	438	456

Discontinued operations and other disposal groups	19,071	5,831	24,902	25,297
Assets acquired exclusively with a view to disposal	-	158	158	153

	19,071	5,989	25,060	25,450

Liabilities of disposal groups
Deposits by banks	-	83	83	1
Customer accounts	21,447	834	22,281	22,610
Derivatives	41	8	49	126
Settlement balances	-	-	-	8
Other liabilities	-	1,239	1,239	1,233

Discontinued operations and other disposal groups	21,488	2,164	23,652	23,978
Liabilities acquired exclusively with a view to disposal	-	12	12	17

	21,488	2,176	23,664	23,995

The assets and liabilities of disposal groups at 31 March 2012 primarily comprise the RBS England and Wales and NatWest Scotland branch-based businesses (“UK branch-based businesses”) and the RBS Aviation Capital business.

UK branch-based businesses
Loans, REIL and impairment provisions at 31 March 2012 relating to the Group's UK branch-based businesses are set out below.

	Gross loans	REIL	Impairment provisions
	£m	£m	£m

Residential mortgages	5,716	184	32
Personal lending	1,751	333	287
Property	4,042	453	136
Construction	585	171	55
Service industries and business activities	4,226	318	159
Other	2,995	51	32
Latent	-	-	79

Total	19,315	1,510	780

Notes (continued)

11. Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

Credit valuation adjustments and other adjustments
Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. The following table shows credit valuation adjustments and other reserves.

	31 March 2012	31 December 2011
	£m	£m

CVA
Monoline insurers	991	1,198
Credit derivative product companies (CDPCs)	624	1,034
Other counterparties	2,014	2,254

	3,629	4,486
Bid-offer, liquidity and other reserves	2,228	2,704

	5,857	7,190

Key points
•
The gross exposure to monolines reduced in the quarter from £1.9 billion to £1.6 billion primarily due to an increase in underlying asset prices. The CVA decreased on a total basis reflecting the lower exposure, and also on a relative basis (from 63% to 60%) primarily due to tighter credit spreads.

•
The exposure to CDPCs has decreased in Q1 2012 from £1.9 billion to £1.1 billion. This was primarily driven by tighter credit spreads of the underlying reference instruments, together with a decrease in the relative value of senior tranches compared with the underlying reference portfolios. Whilst the CVA decreased in line with the exposure, it increased marginally (from 55% to 56%) on a relative basis.

•	The CVA held against exposures to other counterparties decreased in the quarter, principally reflecting credit spreads tightening.

•	Bid-offer reserves decreased due to risk reduction and the impact of Greek government debt restructuring. Other reserves were also lower across a range of businesses and products.

Notes (continued)

11. Valuation reserves (continued)

Own credit
The following table shows the cumulative own credit adjustment recorded on securities classified as fair value through profit or loss and derivative liabilities.

	Debt securities in issue (2)			Subordinated liabilities DFV £m
Cumulative own credit adjustment (1)	HFT £m	DFV £m	Total £m		Total £m	Derivatives £m	Total (3) £m

31 March 2012	91	1,207	1,298	520	1,818	466	2,284
31 December 2011	882	2,647	3,529	679	4,208	602	4,810

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 March 2012	10.7	33.3	44.0	1.0	45.0
31 December 2011	11.5	35.7	47.2	0.9	48.1

Notes:
(1)
The own credit adjustment for fair value does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

(2)	Consists of wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs.

Key points
•	Own credit adjustment decreased significantly during the quarter reflecting tightening of credit spreads across all tenors.

•
Senior issued debt valuation adjustments are determined with reference to secondary debt issuance spreads. At 31 March 2012, the five year level tightened to 265 basis points from 451 basis points at the year end.

•	Derivative liability own credit adjustment decreased as credit spreads tightened, for example the five year level was 299 basis points compared with 337 basis points at 31 December 2011.

Notes (continued)

12. Available-for-sale financial assets
The Q1 2012 movement in available-for-sale financial assets primarily reflects net unrealised gains on securities of £724 million, largely as yields tightened on sovereign bonds.

	Quarter ended
	31 March 2012	31 December 2011		31 March 2011
Available-for-sale reserve	£m	£m		£m

At beginning of period	(957)	(292)		(2,037)
Unrealised losses on Greek sovereign debt	-	(224)		-
Impairment of Greek sovereign debt	-	224		-
Other unrealised net gains	724	45		162
Realised net gains	(212)	(155)		(197)
Tax	6	(555)	*	9

At end of period	(439)	(957)		(2,063)

* The Q4 2011 tax charge included a £664 million write-off of deferred tax assets in The Netherlands.

In Q2 2011, as a result of the deterioration in Greece’s fiscal position and the announcement of proposals to restructure Greek government debt, the Group concluded that the Greek sovereign debt was impaired. Accordingly, £733 million of unrealised losses recognised in available-for-sale reserves together with £109 million related interest rate hedge adjustments were recycled to the income statement. Further losses of £224 million were recorded in Q4 2011.

Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group’s sovereign exposures to these countries were not considered impaired at 31 March 2012.

13. Contingent liabilities and commitments

	31 March 2012			31 December 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	22,660	921	23,581	23,702	1,330	25,032
Other contingent liabilities	11,582	223	11,805	10,667	245	10,912

	34,242	1,144	35,386	34,369	1,575	35,944

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	225,237	11,575	236,812	227,419	12,544	239,963
Other commitments	666	1,919	2,585	301	2,611	2,912

	225,903	13,494	239,397	227,720	15,155	242,875

Total contingent liabilities and commitments	260,145	14,638	274,783	262,089	16,730	278,819

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

14. Litigation, investigations, reviews and proceedings
Except for the developments noted below, there have been no material changes to the litigation and investigations, reviews and proceedings as disclosed in the Form 20-F for the year ended 31 December 2011.

Litigation
RBS Citizens N.A. and its affiliates were among more than thirty banks named as defendants in US class action lawsuits alleging that the way in which banks posted transactions to consumer accounts caused customers to incur excessive overdraft fees. The complaints against Citizens, which concerned the period between 2002 and 2010, alleged that this conduct violated its duty of good faith and fair dealing, and was unconscionable, an unfair trade practice and a conversion of customers' funds. Citizens has agreed to settle this case for $137.5 million. A notice of settlement has been filed with the court, which requests that all proceedings in the case be stayed. If the settlement is given final approval by the court, consumers who do not opt out of the settlement will be deemed to have released any claims related to the allegations in the lawsuits.

Investigations, reviews and proceedings
On 26 March 2012, the FSA published a Final Notice, having reached a settlement with Coutts & Co under which Coutts agreed to pay a fine of £8.75 million. This follows an investigation by the FSA into Coutts & Co’s anti-money laundering (AML) systems and controls in relation to high risk clients. The fine relates to activity undertaken between December 2007 and November 2010.

Coutts has cooperated fully and openly with the FSA throughout the investigation. Coutts accepts the findings contained in the FSA's Final Notice regarding certain failures to meet the relevant regulatory standards between December 2007 and November 2010. Coutts has found no evidence that money laundering took place during that time.

Since concerns were first identified by the FSA, Coutts & Co has enhanced its client relationship management process which included a review of its AML procedures, and is confident in its current processes and procedures.

During March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs. With respect to the latter inquiry, in March 2012, the SEC communicated to the Group that it had completed its investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS.

The Group continues to respond to investigations by various authorities into its submissions, communications and procedures relating to the setting of LIBOR and other interest rates, including the US Commodity Futures Trading Commission, the US Department of Justice, the European Commission, the FSA and the Japanese Financial Services Agency. In addition to co-operating with the investigations as described above, the Group is also keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group, including the timing and effect of any resolution of these investigations.

Notes (continued)

15. Other developments

Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of The Royal Bank of Scotland N.V. (RBS N.V.) to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. The transfer of substantially all of the UK business was completed during Q4 2011. A large part of the remainder of Proposed Transfers is expected to have taken place by the end of 2012.

On 26 March 2012, the Boards of The Royal Bank of Scotland Group plc, RBS plc, RBS Holdings N.V., RBS N.V. and RBS II B.V. announced that (1) RBS N.V. (as the demerging company) and RBS II B.V. (as the acquiring company) filed a proposal with the Dutch Trade Register for a legal demerger and (2) following a preliminary hearing at the Court of Session in Scotland, RBS plc and RBS II B.V. made filings with Companies House in the UK and the Dutch Trade Register respectively for a proposed cross-border merger of RBS II B.V. into RBS plc (“the Dutch Scheme”).

Upon implementation of these proposals, a substantial part of the business conducted by RBS N.V. in the Netherlands as well as in certain EMEA branches of RBS N.V. will be transferred to RBS plc. Implementation will be by the demerger of the transferring businesses into RBS II B.V. by way of a Dutch statutory demerger followed by the merger of RBS II B.V. into RBS plc through a cross-border merger. RBS plc and RBS N.V. have discussed the transfer in detail with De Nederlandsche Bank and the Financial Services Authority.

Implementation is subject, amongst other matters, to regulatory and court approvals. Subject to these matters, it is expected that the Dutch Scheme will take effect on 9 July 2012.

Rating agencies
On 15 February 2012, Moody’s placed the ratings of 114 European banks and 17 firms with global capital markets activities on review for possible downgrade. Included in the rating reviews were the ratings of RBS and certain subsidiaries. Moody’s’ long term ratings of RBS Group plc (A3), RBS plc (A2), NatWest (A2), RBS N.V. (A2), Ulster Bank Ltd (Baa1) and Ulster Bank Ireland Ltd (Baa1) are on review for possible downgrade; along with the short-term P-1 ratings of RBS plc, NatWest and RBS N.V. The short-term ratings of RBS Group plc, Ulster Bank Ireland Ltd and Ulster Bank Ltd were affirmed at P-2. Moody’s cite three reasons for their reviews across all of the affected firms; (i) the adverse and prolonged impact of the euro area crisis; (ii) the deteriorating creditworthiness of euro, area sovereigns; and (iii) the substantial challenges faced by banks and securities firms with significant capital market activities.

Notes (continued)

15. Other developments (continued)
Following their ratings announcement on 15 February 2012, on 22 February 2012 Moody’s also placed on review for possible downgrade selected ratings of North American bank subsidiaries of European banks. Included in these rating actions were the long-term (A2) and short-term (P-1) ratings of RBS Citizens, NA and Citizens Bank of Pennsylvania.

During the quarter, no material rating actions have been undertaken on the Group and RBS plc by the rating agencies, Standard & Poor’s and Fitch Ratings.

16. Post balance sheet events
There have been no significant events between 31 March 2012 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Risk and balance sheet management

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements. Capital adequacy and risk management are closely aligned. The Group’s risk-weighted assets and risk asset ratios, calculated in accordance with Financial Services Authority (FSA) definitions, are set out below.

	31 March 2012	31 December 2011
Risk-weighted assets (RWAs) by risk	£bn	£bn

Credit risk	332.9	344.3
Counterparty risk	56.8	61.9
Market risk	61.0	64.0
Operational risk	45.8	37.9

	496.5	508.1
Asset Protection Scheme (APS) relief	(62.2)	(69.1)

	434.3	439.0

Risk asset ratios	%	%

Core Tier 1	10.8	10.6
Tier 1	13.2	13.0
Total	14.0	13.8

Key points
•
RWAs excluding the effect of APS relief fell by £11.6 billion, largely reflecting the impact of large corporate portfolio deleveraging on credit risk RWAs in UK Corporate and International Banking and continued risk reduction in Non-Core.

•	The decreases in counterparty risk (£5.1 billion) and market risk (£3.0 billion) RWAs were primarily in the Markets portfolios in Core and Non-Core.

•
Operational risk RWAs, which are based on Group income for the three prior years, increased by £7.9 billion as 2008, when the Group recorded a substantial reduction in income, dropped out of the calculation.

•	APS RWA relief declined by £6.9 billion, principally reflecting the £11.0 billion decrease in covered assets to £120.8 billion at 31 March 2012, mainly due to maturities, repayments and run-off.

•	The Core Tier 1 APS benefit declined marginally from 90bp to 85bp at 31 March 2012.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)
The Group’s regulatory capital resources in accordance with FSA definitions were as follows:

	31 March 2012 £m	31 December 2011 £m

Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	73,416	74,819
Preference shares - equity	(4,313)	(4,313)
Other equity instruments	(431)	(431)
	68,672	70,075

Non-controlling interests
Non-controlling interests per balance sheet	1,215	1,234
Non-controlling preference shares	(548)	(548)
Other adjustments to non-controlling interests for regulatory purposes	(259)	(259)
	408	427

Regulatory adjustments and deductions
Own credit	(845)	(2,634)
Unrealised losses on AFS debt securities	547	1,065
Unrealised gains on AFS equity shares	(108)	(108)
Cash flow hedging reserve	(921)	(879)
Other adjustments for regulatory purposes	630	571
Goodwill and other intangible assets	(14,771)	(14,858)
50% excess of expected losses over impairment provisions (net of tax)	(2,791)	(2,536)
50% of securitisation positions	(1,530)	(2,019)
50% of APS first loss	(2,489)	(2,763)
	(22,278)	(24,161)

Core Tier 1 capital	46,802	46,341

Other Tier 1 capital
Preference shares - equity	4,313	4,313
Preference shares - debt	1,064	1,094
Innovative/hybrid Tier 1 securities	4,557	4,667
	9,934	10,074

Tier 1 deductions
50% of material holdings	(300)	(340)
Tax on excess of expected losses over impairment provisions	906	915
	606	575

Total Tier 1 capital	57,342	56,990

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

	31 March 2012 £m	31 December 2011 £m

Qualifying Tier 2 capital
Undated subordinated debt	1,817	1,838
Dated subordinated debt - net of amortisation	13,561	14,527
Unrealised gains on AFS equity shares	108	108
Collectively assessed impairment provisions	571	635
Non-controlling Tier 2 capital	11	11
	16,068	17,119

Tier 2 deductions
50% of securitisation positions	(1,530)	(2,019)
50% excess of expected losses over impairment provisions	(3,697)	(3,451)
50% of material holdings	(300)	(340)
50% of APS first loss	(2,489)	(2,763)
	(8,016)	(8,573)

Total Tier 2 capital	8,052	8,546

Supervisory deductions
Unconsolidated investments
- Direct Line Group	(4,130)	(4,354)
- Other investments	(248)	(239)
Other deductions	(212)	(235)
	(4,590)	(4,828)

Total regulatory capital	60,804	60,708

Movement in Core Tier 1 capital	31 March 2012 £m

At beginning of the quarter	46,341
Attributable profit net of movements in fair value of own debt	265
Foreign currency reserves	(548)
Decrease in non-controlling interests	(19)
Decrease in capital deductions including APS first loss	508
Decrease in goodwill and other intangible assets	87
Other movements	168

At end of the quarter	46,802

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs
31 March 2012	£bn	£bn	£bn	£bn	£bn

UK Retail	40.4	-	-	7.8	48.2
UK Corporate	68.3	-	-	8.6	76.9
Wealth	10.9	-	0.1	1.9	12.9
International Banking	37.0	-	-	4.8	41.8
Ulster Bank	35.9	0.7	0.1	1.7	38.4
US Retail & Commercial	52.8	0.9	-	4.9	58.6

Retail & Commercial	245.3	1.6	0.2	29.7	276.8
Markets	15.0	36.5	48.4	15.7	115.6
Other	9.0	0.2	-	1.8	11.0

Core	269.3	38.3	48.6	47.2	403.4
Non-Core	60.6	18.5	12.4	(1.6)	89.9

Group before RFS Holdings MI	329.9	56.8	61.0	45.6	493.3
RFS Holdings MI	3.0	-	-	0.2	3.2

Group	332.9	56.8	61.0	45.8	496.5
APS relief	(53.9)	(8.3)	-	-	(62.2)

Net RWAs	279.0	48.5	61.0	45.8	434.3

31 December 2011

UK Retail	41.1	-	-	7.3	48.4
UK Corporate	71.2	-	-	8.1	79.3
Wealth	10.9	-	0.1	1.9	12.9
International Banking	38.9	-	-	4.3	43.2
Ulster Bank	33.6	0.6	0.3	1.8	36.3
US Retail & Commercial	53.6	1.0	-	4.7	59.3

Retail & Commercial	249.3	1.6	0.4	28.1	279.4
Markets	16.7	39.9	50.6	13.1	120.3
Other	9.8	0.2	-	2.0	12.0

Core	275.8	41.7	51.0	43.2	411.7
Non-Core	65.6	20.2	13.0	(5.5)	93.3

Group before RFS Holdings MI	341.4	61.9	64.0	37.7	505.0
RFS Holdings MI	2.9	-	-	0.2	3.1

Group	344.3	61.9	64.0	37.9	508.1
APS relief	(59.6)	(9.5)	-	-	(69.1)

Net RWAs	284.7	52.4	64.0	37.9	439.0

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk

Summary
The Group continued to strengthen and de-risk its balance sheet, the benefits of which are reflected in improvements in its strong liquidity and funding metrics.

•	Short-term wholesale funding excluding derivative collateral declined by £22.7 billion to £79.7 billion, 8% of the funded balance sheet, meeting the Group’s medium-term target of less than 10%.

•
In light of continued economic uncertainty, the Group has taken a prudent view and maintained a liquidity portfolio of £152.7 billion which is nearly twice short-term wholesale funding. This includes £69.5 billion of central bank cash balances, more than 2.5 times the Group’s outstanding commercial paper and certificates of deposit.

•
UK Retail deposits, both current and savings accounts, grew strongly, up 2% in Q1 2012. This growth was offset by a seasonal drop-off in deposits across other divisions. As a result, Group customer deposits decreased by 1%.

•	The Group loan:deposit ratio improved due to deleveraging and stood at 106% at 31 March 2012 compared with 108% at 31 December 2011 and 116% at 31 March 2011.

Funding sources
The table below shows the Group’s primary funding sources including deposits in disposal groups and excluding repurchase agreements.

	31 March 2012		31 December 2011
	£m	%	£m	%

Deposits by banks
- derivative cash collateral	29,390	4.4	31,807	4.6
- other deposits	36,428	5.5	37,307	5.3

	65,818	9.9	69,114	9.9

Debt securities in issue
- conduit asset backed commercial paper (ABCP)	9,354	1.4	11,164	1.6
- other commercial paper (CP)	3,253	0.5	5,310	0.8
- certificates of deposit (CDs)	14,575	2.2	16,367	2.4
- medium-term notes (MTNs)	90,674	13.6	105,709	15.2
- covered bonds	10,107	1.5	9,107	1.3
- securitisations	14,980	2.2	14,964	2.1

	142,943	21.4	162,621	23.4
Subordinated liabilities	25,513	3.9	26,319	3.8

Notes issued	168,456	25.3	188,940	27.2

Wholesale funding	234,274	35.2	258,054	37.1

Customer deposits
- cash collateral	8,829	1.3	9,242	1.4
- other deposits	423,659	63.5	427,511	61.5

Total customer deposits	432,488	64.8	436,753	62.9

Total funding	666,762	100.0	694,807	100.0

Disposal group deposits included above
- banks	83		1
- customers	22,281		22,610

	22,364		22,611

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

	31 March 2012	31 December 2011
Short-term wholesale funding (STWF) (1)	£bn	£bn

Bank deposits	32.7	32.9
Notes issued (2)	47.0	69.5

STWF excluding derivative collateral	79.7	102.4
Derivative collateral	29.4	31.8

STWF including derivative collateral	109.1	134.2

Interbank funding excluding derivative collateral (3)
- bank deposits	36.4	37.3
- bank loans	(19.7)	(24.3)

Net interbank funding	16.7	13.0

Notes:
(1)	Short-term balances denote those with a residual maturity of less than one year and includes longer-term instruments that mature within twelve months of the reporting date.
(2)	See page 100 for details.
(3)	Deposits and loans include all maturities.

Key points
•
Short-term wholesale funding excluding derivative collateral declined by £22.7 billion from £102.4 billion to £79.7 billion, primarily due to the maturity of £15.6 billion of notes issued under the UK Government Credit Guarantee Scheme (CGS). The remaining CGS notes of £5.7 billion will be repaid by May 2012.

•	Commercial paper and certificates of deposit declined by £5.7 billion in the quarter and this trend is expected to continue in light of the Group’s funding strategy.

•
The Group continues to actively diversify its wholesale funding sources through access to both the secured and unsecured wholesale debt markets. During the quarter, the Group raised £2.3 billion of net term wholesale funding. It is not anticipated that there will be any further need to access the public debt markets for term wholesale funding during the remainder of 2012 due to the continuing deleveraging of the Group's balance sheet, growth in deposit balances and robust liquidity and funding position. The Group will continue to monitor market conditions and may selectively take advantage of opportunities in order to bring forward any future term wholesale funding refinancing needs where such issuance would improve the Group’s overall wholesale funding costs.

•	To further diversify its funding sources, the Group issued its first sterling denominated covered bond of £1 billion with a 12 year maturity and a US$1.2 billion credit card securitisation.

•	The Group accessed €10 billion from the European Central Bank’s long-term refinancing operation facility to extend the term of the facilities funding euro denominated assets.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)
The table below shows the Group’s debt securities in issue and subordinated liabilities by remaining maturity.
	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securitisations	Total	Subordinated liabilities	Total notes issued	Total notes issued
	£m	£m	£m	£m	£m	£m	£m	£m	%

31 March 2012
Less than 1 year	9,354	17,532	19,686	-	22	46,594	454	47,048	28
1-3 years	-	290	30,795	2,787	1,231	35,103	4,693	39,796	24
3-5 years	-	1	16,416	3,666	-	20,083	4,998	25,081	15
More than 5 years	-	5	23,777	3,654	13,727	41,163	15,368	56,531	33

	9,354	17,828	90,674	10,107	14,980	142,943	25,513	168,456	100

31 December 2011
Less than 1 year	11,164	21,396	36,302	-	27	68,889	624	69,513	37
1-3 years	-	278	26,595	2,760	479	30,112	3,338	33,450	18
3-5 years	-	2	16,627	3,673	-	20,302	7,232	27,534	14
More than 5 years	-	1	26,185	2,674	14,458	43,318	15,125	58,443	31

	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100

Term debt issuances
The table below shows debt securities with an original maturity of one year or more issued by the Group during the last two quarters.

	Quarter ended
	31 March 2012	31 December 2011
	£m	£m

Public
- secured	1,784	3,223
Private
- unsecured	1,676	911
- secured	-	500

Gross issuance	3,460	4,634
Buybacks	(1,129)	(1,270)

Net issuance	2,331	3,364

In addition, the Group issued £2.8 billion of new ten year lower tier 2 securities as part of a liability management exercise.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Liquidity portfolio
The table below shows the composition of the Group’s liquidity portfolio (at estimated liquidity value). All assets within the liquidity portfolio are unencumbered.

	31 March 2012		31 December 2011
	Quarterly average	Period end	Quarterly average	Period end
	£m	£m	£m	£m

Cash and balances at central banks	91,287	69,489	89,377	69,932
Treasury bills	-	-	444	-
Central and local government bonds (1)
- AAA rated governments and US agencies	19,085	29,639	30,421	29,632
- AA- to AA+ rated governments (2)	8,924	14,903	5,056	14,102
- governments rated below AA	797	544	1,011	955
- local government	3,980	2,933	4,517	4,302

	32,786	48,019	41,005	48,991
Other assets (3)
- AAA rated	26,435	24,243	25,083	25,202
- below AAA rated and other high quality assets	9,194	10,972	11,400	11,205

	35,629	35,215	36,483	36,407

Total liquidity portfolio	159,702	152,723	167,309	155,330

Notes:
(1)	Includes FSA eligible government bonds of £30.5 billion at 31 March 2012 (31 December 2011 - £36.7 billion).
(2)	Includes AAA rated US government guaranteed and US government sponsored agencies.
(3)	Includes assets eligible for discounting at central banks.

Key points
•	The liquidity portfolio has consistently covered STWF by a wide margin. The £152.7 billion liquidity portfolio equates to 16% of the funded balance sheet and covers STWF by 1.9 times.

•	The cash and balances at central banks of £69.5 billion are more than 2.5 times the amount of commercial paper and certificates of deposit outstanding at 31 March 2012.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Loan:deposit ratio and customer funding gap
The table below shows the quarterly trends in the Group’s loan:deposit ratio and customer funding gap, including disposal groups.

	Loan:deposit ratio		Customer funding gap
	Group	Core	Group
	%	%	£bn

31 March 2012	106	93	27
31 December 2011	108	94	37
30 September 2011	112	95	52
30 June 2011	114	96	60
31 March 2011	116	96	67

Note:
(1)	Loans are net of provisions and exclude repurchase agreements.

Key points
•
The Group’s loan:deposit ratio improved by 2% to 106% in the first quarter, driven by the continuing run-off of Non-Core and accelerated deleveraging in International Banking. It improved 10 percentage points from 116% in Q1 2011.

•	The Core loan:deposit ratio improved 100 basis points to 93%.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)
Net stable funding ratio
The table below shows the Group’s net stable funding ratio (NSFR), which represents a non-GAAP measure as described on page 4, estimated by applying the Basel III guidance issued in December 2010.
	31 March 2012		31 December 2011
		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	75	75	76	76	100
Wholesale funding > 1 year	125	125	124	124	100
Wholesale funding < 1 year	109	-	134	-	-
Derivatives	447	-	524	-	-
Repurchase agreements	129	-	129	-	-
Deposits
- Retail and SME - more stable	230	207	227	204	90
- Retail and SME - less stable	30	24	31	25	80
- Other	173	87	179	89	50
Other (2)	85	-	83	-	-

Total liabilities and equity	1,403	518	1,507	518

Cash	82	-	79	-	-
Inter-bank lending	36	-	44	-	-
Debt securities > 1 year
- central and local governments AAA to AA-	70	3	77	4	5
- other eligible bonds	64	13	73	15	20
- other bonds	20	20	14	14	100
Debt securities < 1 year	42	-	45	-	-
Derivatives	453	-	530	-	-
Reverse repurchase agreements	91	-	101	-	-
Customer loans and advances > 1 year
- residential mortgages	145	94	145	94	65
- other	167	167	173	173	100
Customer loans and advances < 1 year
- retail loans	19	16	19	16	85
- other	129	65	137	69	50
Other (3)	85	85	70	70	100

Total assets	1,403	463	1,507	455
Undrawn commitments	237	12	240	12	5

Total assets and undrawn commitments	1,640	475	1,747	467

Net stable funding ratio		109%		111%

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key points
•	The NSFR remained broadly stable at 109% despite an £8 billion increase in term assets.

•	Equity and long-term wholesale funding remained unchanged in the quarter resulting in available stable funding being maintained at £518 billion.

•
Term assets increased by £8 billion in the quarter reflecting an increase in the seasonal settlement balances (£16 billion) and higher ineligible debt securities (£6 billion) due to some eurozone country downgrades. This was partially offset by reductions in both customer loans and advances (£10 billion) and eligible debt securities (£3 billion).

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and advances to customers by sector
In the table below loans and advances exclude disposal groups and repurchase agreements. Totals including disposal groups are also presented. Non-Core includes amounts relating to RFS MI of £0.5 billion at 31 March 2012 (31 December 2011 - £0.4 billion).
	31 March 2012			31 December 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Central and local government	8,577	1,397	9,974	8,359	1,383	9,742
Finance	42,035	3,442	45,477	46,452	3,229	49,681
Residential mortgages	139,784	3,438	143,222	138,509	5,102	143,611
Personal lending	31,209	1,297	32,506	31,067	1,556	32,623
Property	38,355	36,346	74,701	38,704	38,064	76,768
Construction	6,065	2,434	8,499	6,781	2,672	9,453
Manufacturing	22,587	4,207	26,794	23,201	4,931	28,132
Service industries and business activities
- retail, wholesale and repairs	20,528	1,981	22,509	21,314	2,339	23,653
- transport and storage	15,760	4,525	20,285	16,454	5,477	21,931
- health, education and recreation	13,294	1,304	14,598	13,273	1,419	14,692
- hotels and restaurants	7,072	1,013	8,085	7,143	1,161	8,304
- utilities	6,355	1,777	8,132	6,543	1,849	8,392
- other	23,660	3,663	27,323	24,228	3,772	28,000
Agriculture, forestry and fishing	3,497	83	3,580	3,471	129	3,600
Finance leases and instalment credit	8,534	5,596	14,130	8,440	6,059	14,499
Interest accruals	551	116	667	675	116	791

Gross loans	387,863	72,619	460,482	394,614	79,258	473,872
Loan impairment provisions	(8,663)	(11,413)	(20,076)	(8,292)	(11,468)	(19,760)

Net loans	379,200	61,206	440,406	386,322	67,790	454,112

Gross loans including disposal groups	407,178	73,364	480,542	414,063	80,005	494,068
Loan impairment provisions including disposal groups	(9,443)	(11,429)	(20,872)	(9,065)	(11,486)	(20,551)

Net loans including disposal groups	397,735	61,935	459,670	404,998	68,519	473,517

Key points
•
Gross loans and advances excluding disposal groups decreased by £13.4 billion primarily driven by the managed run-off of Non-Core, which contracted by 8%. Other than UK Retail, lending declined in all Core businesses, most notably International Banking and Markets, reflecting both management action and weak customer demand.

•	Despite a challenging environment, UK Retail lending to customers was up £1.8 billion as the business continues to focus on building its franchise.

•	In International Banking, the portfolio loan book decreased by £4.7 billion across various sectors, reflecting capital management discipline and accelerated repayments.

•	Markets’ lending decreased by £2.6 billion, mainly to non-bank financial institutions reflecting lower collateral requirements.

•	Property and construction lending decreased by £3.0 billion, principally due to Non-Core run-off and disposals.

Risk and balance sheet management (continued)

Risk management: Credit risk: Risk elements in lending
The table below analyses the Group’s risk elements in lending (REIL). REIL are stated without giving effect to any security held which could reduce the eventual loss should it occur, nor any provision marked.
	31 March 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m

Impaired loans (1)	15,007	23,023	38,030	15,306	23,441	38,747
Accruing loans past due 90 days or more (2)	1,323	447	1,770	1,556	542	2,098

Total REIL	16,330	23,470	39,800	16,862	23,983	40,845

REIL including disposal groups			41,330			42,394

REIL as a % of gross loans and advances (3)	4.3%	32.2%	8.6%	4.4%	30.1%	8.6%
Provisions as a % of REIL	54%	49%	51%	50%	48%	49%

Notes:
(1)	All loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)	Includes disposal groups and excludes reverse repos.

Key points
•	Whilst overall Group REIL remained relatively stable at 8.6% of gross loans, provision coverage increased to 51% from 49%.

•	Core REIL declined marginally and provision coverage increased to 54% from 50% which included increased coverage in Ulster Bank to 53% from 50%.

•	The increase in Non-Core’s REIL to gross loans ratio to 32.2% from 30.1% reflects a contraction in gross loans (8%), due to the continuing progress in managing down the Non-Core portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Risk elements in lending (continued)
The table below details the movements in REIL for the quarter ended 31 March 2012.

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	15,306	23,441	38,747	1,556	542	2,098	16,862	23,983	40,845
Currency translation and other adjustments	(31)	(136)	(167)	10	(6)	4	(21)	(142)	(163)
Additions	1,627	981	2,608	637	74	711	2,264	1,055	3,319
Transfers	(92)	17	(75)	(10)	(22)	(32)	(102)	(5)	(107)
Disposals and restructurings	(597)	(123)	(720)	(93)	(6)	(99)	(690)	(129)	(819)
Repayments	(801)	(717)	(1,518)	(777)	(135)	(912)	(1,578)	(852)	(2,430)
Amounts written-off	(405)	(440)	(845)	-	-	-	(405)	(440)	(845)

At 31 March 2012	15,007	23,023	38,030	1,323	447	1,770	16,330	23,470	39,800

Note:
(1)	Accruing loans past due 90 days or more.

Key points
•
REIL decreased by £1 billion, or 3% in the quarter, split equally between Core and Non-Core. Transfers to the performing book and disposals (£0.8 billion), debt repayments (£2.4 billion) and write-offs (£0.8 billion) were partially offset by additions (£3.3 billion).

•	Ulster Bank (Core and Non-Core) REIL increased by £0.4 billion largely reflecting the challenging market conditions.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairments by division
The table below analyses loans and advances to banks and customers (excluding reverse repos) and related REIL, provisions, impairments, write-offs and coverage ratios by division.

	Gross loans to banks	Gross loans to customers	REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL	Impairment charge	Amounts written-off
31 March 2012	£m	£m	£m	£m	%	%	£m	£m

UK Retail	942	105,196	4,120	2,364	3.9	57	155	155
UK Corporate	926	97,702	3,929	1,698	4.0	43	176	98
Wealth	2,028	16,967	228	87	1.3	38	10	3
International Banking	4,045	53,060	873	845	1.6	97	35	31
Ulster Bank	1,555	33,932	5,874	3,101	17.3	53	394	14
US Retail & Commercial	185	50,949	910	391	1.8	43	16	87

Retail & Commercial	9,681	357,806	15,934	8,486	4.5	53	786	388
Markets	21,963	28,848	396	311	1.4	79	10	17
Direct Line Group and other	4,129	1,209	-	-	-	-	-	-

Core	35,773	387,863	16,330	8,797	4.2	54	796	405
Non-Core	426	72,619	23,470	11,414	32.3	49	499	440

Group	36,199	460,482	39,800	20,211	8.6	51	1,295	845

Total including disposal groups	36,311	480,542	41,330	21,007	8.6	51	1,295	845

31 December 2011

UK Retail	628	103,377	4,087	2,344	4.0	57	191	165
UK Corporate	806	98,563	3,988	1,623	4.0	41	236	156
Wealth	2,422	16,913	211	81	1.2	38	13	3
International Banking	3,411	57,728	1,632	851	2.8	52	56	20
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	327	61
US Retail & Commercial	208	51,562	1,007	455	2.0	45	53	105

Retail & Commercial	9,554	362,195	16,448	8,103	4.5	49	876	510
Markets	29,991	31,490	414	311	1.3	75	48	16
Direct Line Group and other	3,829	929	-	-	-	-	-	-

Core	43,374	394,614	16,862	8,414	4.3	50	924	526
Non-Core	619	79,258	23,983	11,469	30.3	48	730	981

Group	43,993	473,872	40,845	19,883	8.6	49	1,654	1,507

Total including disposal groups	44,080	494,068	42,394	20,674	8.6	49	1,654	1,507

31 March 2011

UK Retail	448	110,045	4,641	2,652	4.2	57	194	274
UK Corporate	101	114,840	4,618	1,929	4.0	42	107	107
Wealth	2,200	16,475	214	64	1.3	30	5	5
International Banking	3,822	63,320	1,531	802	2.4	52	(6)	19
Ulster Bank	2,689	37,167	4,638	2,111	12.5	46	461	11
US Retail & Commercial	186	46,960	972	499	2.1	51	84	96

Retail & Commercial	9,446	388,807	16,614	8,057	4.3	48	845	512
Markets	46,931	22,473	404	359	1.8	89	7	2
Direct Line Group and other	2,057	1,217	-	-	-	-	-	-

Core	58,434	412,497	17,018	8,416	4.1	49	852	514
Non-Core	999	100,779	24,023	10,842	23.8	45	1,046	438

Group	59,433	513,276	41,041	19,258	8.0	47	1,898	952

Total including disposal groups	60,046	516,886	41,087	19,289	7.9	47	1,898	952

Risk and balance sheet management (continued)

Risk management: Credit risk: Loan impairment provisions

The table below analyses impairment provisions in respect of loans and advances to banks and customers.

	31 March 2012			31 December 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Individually assessed	2,829	9,998	12,827	2,674	9,960	12,634
Collectively assessed	4,543	792	5,335	4,279	861	5,140
Latent loss	1,291	623	1,914	1,339	647	1,986

Loans to customers	8,663	11,413	20,076	8,292	11,468	19,760
Loans to banks	134	1	135	122	1	123

Total provisions	8,797	11,414	20,211	8,414	11,469	19,883

Provisions as a % of REIL	54%	49%	51%	50%	48%	49%
Customer provisions as a % of customer loans (1)	2.3%	15.7%	4.4%	2.2%	14.4%	4.2%

Note:
(1)	Includes disposal groups and excludes reverse repos.

Key points
•	Group customer provisions remained relatively stable, although coverage of loans increased from 4.2% to 4.4%.

•	Impairment provisions increased by £0.3 billion in the quarter predominately in Ulster Bank Core where continued elevated impairment charges on mortgages more than offset write-offs.

•	Non-Core provisions remained at 2011 year end levels, with Ulster Bank contributing approximately 60% of the total, provision coverage increased to 15.7% from 14.4%.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment charge
The table below analyses the impairment charge for loans and securities.

	Quarter ended
	31 March 2012			31 December 2011				31 March 2011
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Individually assessed	294	451	745	533	720	-	1,253	384	901	1,285
Collectively assessed	530	65	595	478	113	-	591	584	136	720
Latent loss	(40)	(17)	(57)	(87)	(103)	-	(190)	(116)	9	(107)

Loans to customers	784	499	1,283	924	730	-	1,654	852	1,046	1,898
Loans to banks	12	-	12	-	-	-	-	-	-	-
Securities - sovereign debt (1)	-	-	-	224	-	-	224	-	-	-
- other	29	(10)	19	17	21	2	40	20	29	49

Charge to income statement	825	489	1,314	1,165	751	2	1,918	872	1,075	1,947

Charge as a % of gross loans (2)	0.8%	2.7%	1.1%	0.9%	3.7%	-	1.3%	0.8%	4.0%	1.5%

Notes:
(1)	Sovereign debt impairment and related interest rate hedge adjustments.
(2)	Customer loan impairment charge as a percentage of gross customer loans including disposal groups and excluding reverse repurchase agreements.

Key points
•
Group loan impairment losses of £1.3 billion fell by £0.4 billion or 22%, driven by lower individual charges in Non-Core and improvement across Retail & Commercial businesses, with the exception of Ulster Bank. Ulster Bank continues to face challenging credit conditions.

•	Total Ulster Bank Group impairments were £0.7 billion compared with £0.6 billion in Q4 2011, primarily due to further deterioration in asset quality in the Core residential mortgage portfolio.

•	The Group’s customer loan impairment charge as a percentage of customer loans and advances was 1.1% compared with 1.3% in Q4 2011 and 1.5% in Q1 2011.

•
In Q1 2012, as part of private sector involvement in the Greek government bail-out, the vast majority of the Group’s available-for-sale portfolio of Greek government debt was exchanged for Greek government debt and European Financial Stability Facility notes. The Greek government debt received in the exchange was sold. During April 2012, the remaining Greek government debt that had not been exchanged in Q1 2012 was exchanged and the bonds received were also sold.

For more details on Ulster Bank (Core and Non-Core) loans, REIL, provisions and related coverage ratios, refer to pages 113 and 114.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities
The table below analyses debt securities by issuer and measurement classification.

	Central and local government				Other financial institutions
	UK	US	Other	Banks		Corporate	Total	Of which ABS
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading	6,855	17,079	37,552	2,986	24,726	3,052	92,250	22,422
Designated as at fair value	1	-	132	97	581	7	818	556
Available-for-sale	11,871	20,547	20,012	12,214	30,509	2,228	97,381	38,759
Loans and receivables	10	-	4	368	4,638	462	5,482	4,630

Long positions	18,737	37,626	57,700	15,665	60,454	5,749	195,931	66,367

- Of which US agencies	-	4,778	-	-	27,221	-	31,999	30,185

Short positions (HFT)	(2,133)	(8,855)	(18,613)	(1,997)	(2,125)	(903)	(34,626)	(213)

Available-for-sale
Gross unrealised gains	1,141	1,083	1,071	88	658	93	4,134	747
Gross unrealised losses	-	-	(63)	(603)	(1,601)	(9)	(2,276)	(2,179)

31 December 2011

Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	-	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	-	1	312	5,259	477	6,059	5,200

Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

- Of which US agencies	-	4,896	-	-	25,924	-	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	-	-	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

Key points
•
Debt securities decreased by £13.1 billion or 6% in the first quarter, of which £9.9 billion were available-for-sale securities across the Group and £2.8 billion related to held-for-trading positions in Markets.

•
Held-for-trading: decreased by £2.8 billion primarily in government bonds. The decrease in UK and US central and local government long positions was due to disposals, along with an increase in netting opportunities. Other government bonds included £21.2 billion long and £13.4 billion short positions relating to eurozone countries, of which £5.0 billion and £5.3 billion respectively related to eurozone periphery countries. The increase in financial institutions mainly relates to US agency residential mortgage-backed securities, as markets picked up.

•
Available-for-sale: decreased by £9.9 billion, comprising £7.4 billion central and local government and £2.2 billion financial institutions. UK government bonds fell by £1.6 billion due to additional netting benefits (£1.1 billion) and a change in Direct Line Group investment strategy. Disposals from the RBS N.V. liquidity portfolio resulted in lower government bonds (£3.3 billion), primarily German and French. Non-Core disposals led to a £1.0 billion net reduction in ABS issued by non-bank financial institutions.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of S&P, Moody’s and Fitch.

	Central and local government			Banks	Other financial institutions	Corporate	Total	% of total	Of which ABS
	UK	US	Other
31 March 2012	£m	£m	£m	£m	£m	£m	£m		£m

AAA	18,737	12	22,792	2,651	14,460	156	58,808	30	12,982
AA to AA+	-	37,609	9,432	3,553	31,988	702	83,284	43	36,532
A to AA-	-	-	17,285	5,978	4,032	1,496	28,791	15	5,761
BBB- to A-	-	5	7,569	2,719	4,616	1,411	16,320	8	6,306
Non-investment grade	-	-	620	421	3,876	1,247	6,164	3	3,837
Unrated	-	-	2	343	1,482	737	2,564	1	949

	18,737	37,626	57,700	15,665	60,454	5,749	195,931	100	66,367

31 December 2011

AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	-	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	-	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	-	-	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	-	-	924	575	5,042	1,275	7,816	4	4,492
Unrated	-	3	2	39	1,380	411	1,835	1	1,235

	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

Key points
•
The decrease in AAA rated debt securities related to the downgrading of France and Austria to AA+ and a decrease in UK government debt securities. Additionally, certain Spanish covered bonds and the Dutch bond portfolio were downgraded during the quarter.

•	The decrease in A to AA- debt securities related to the further downgrade of Italy to BBB+ and a decrease in Japanese debt securities.

•	Non-investment grade and unrated debt securities now account for 4% of the debt securities portfolio, down from 5% at the start of the year.

The table below analyses available-for-sale debt securities and related reserves, gross of tax.

	31 March 2012				31 December 2011
	US	UK	Other (1)	Total	US	UK	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Central and local Government	20,547	11,871	20,012	52,430	20,848	13,436	25,552	59,836
Banks	326	1,207	10,681	12,214	376	1,391	11,408	13,175
Other financial institutions	15,858	3,129	11,522	30,509	17,453	3,100	11,199	31,752
Corporate	191	1,060	977	2,228	131	1,105	1,299	2,535

Total	36,922	17,267	43,192	97,381	38,808	19,032	49,458	107,298

Of which ABS	18,547	3,848	16,364	38,759	20,256	3,659	16,820	40,735

AFS reserves (gross)	616	723	(1,315)	24	486	845	(1,815)	(484)

Note:
(1)	Includes eurozone countries that are detailed on pages 119 to 130.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Overview
At 31 March 2012, Ulster Bank Group accounted for 10% of the Group’s total gross customer loans and 9% of the Group’s Core gross customer loans. The impairment charge of £654 million for Q1 2012 was £84 million higher than the charge for Q4 2011. The Q1 2012 charge was mainly driven by the residential mortgage and commercial real estate portfolios as high unemployment, austerity measures and economic uncertainty have reduced incomes and, together with limited liquidity, have depressed the property market.

Core
The impairment charge for Q1 2012 of £394 million was £67 million higher than the Q4 2011 charge. The mortgage sector accounted for £215 million (55%) of the Q1 2012 impairment charge (Q4 2011 - 41%). High unemployment, lower incomes and falling house prices have driven increases in mortgage impairments. An increase in the mortgage default portfolio in the quarter accounted for 75% of the rise in Q1 2012 REIL.

REIL increased by £351 million in the quarter, largely due to the continuing difficult conditions in residential mortgages.

Non-Core
The impairment charge for Q1 2012 was £260 million (Q4 2011 - £243 million), with the commercial real estate sector accounting for £226 million (87%) of the Q1 2012 charge. At 31 March 2012, 67% of REIL was in Non-Core (Q4 2011 - 68%). The majority of the Non-Core commercial real estate development portfolio (94%) is REIL, with 58% provision coverage.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, risk elements in lending (REIL) and impairments by sector

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 March 2012	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	19,814	2,449	1,144	12.4	47	5.8	215	6
Personal unsecured	1,317	203	188	15.4	93	14.3	11	7
Commercial real estate
- investment	3,835	976	448	25.4	46	11.7	40	-
- development	825	325	158	39.4	49	19.2	14	-
Other corporate	8,141	1,921	1,163	23.6	61	14.3	114	1

	33,932	5,874	3,101	17.3	53	9.1	394	14

Non-Core
Commercial real estate
- investment	3,719	3,010	1,429	80.9	47	38.4	84	-
- development	7,969	7,492	4,382	94.0	58	55.0	142	20
Other corporate	1,696	1,170	664	69.0	57	39.2	34	5

	13,384	11,672	6,475	87.2	55	48.4	260	25

Ulster Bank Group
Mortgages	19,814	2,449	1,144	12.4	47	5.8	215	6
Personal unsecured	1,317	203	188	15.4	93	14.3	11	7
Commercial real estate
- investment	7,554	3,986	1,877	52.8	47	24.8	124	-
- development	8,794	7,817	4,540	88.9	58	51.6	156	20
Other corporate	9,837	3,091	1,827	31.4	59	18.6	148	6

	47,316	17,546	9,576	37.1	55	20.2	654	39

31 December 2011

Core
Mortgages	20,020	2,184	945	10.9	43	4.7	133	7
Personal unsecured	1,533	201	184	13.1	92	12.0	11	6
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	51	-
- development	881	290	145	32.9	50	16.5	32	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	100	33

	34,052	5,523	2,749	16.2	50	8.1	327	62

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	151	-
- development	8,490	7,536	4,295	88.8	57	50.6	77	31
Other corporate	1,630	1,159	642	71.1	55	39.4	15	5

	13,980	11,611	6,301	83.1	54	45.1	243	36

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	133	7
Personal unsecured	1,533	201	184	13.1	92	12.0	11	6
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	202	-
- development	9,371	7,826	4,440	83.5	57	47.4	109	47
Other corporate	9,366	2,993	1,704	32.0	57	18.2	115	38

	48,032	17,134	9,050	35.7	53	18.8	570	98

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 March 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,495	1,780	676	8.3	38	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85	10.9	11	8
Commercial real estate
- investment	4,272	773	282	18.1	36	6.6	73	-
- development	1,015	210	99	20.7	47	9.8	24	-
Other corporate	8,886	1,682	890	18.9	53	10.0	120	1

	37,167	4,638	2,111	12.5	46	5.7	461	11

Non-Core
Commercial real estate
- investment	3,947	2,449	1,060	62.0	43	26.9	223	-
- development	8,881	7,588	3,524	85.4	46	39.7	503	-
Other corporate	1,995	1,186	658	59.4	55	33.0	107	-

	14,823	11,223	5,242	75.7	47	35.4	833	-

Ulster Bank Group
Mortgages	21,495	1,780	676	8.3	38	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85	10.9	11	8
Commercial real estate
- investment	8,219	3,222	1,342	39.2	42	16.3	296	-
- development	9,896	7,798	3,623	78.8	46	36.6	527	-
Other corporate	10,881	2,868	1,548	26.4	54	14.2	227	1

	51,990	15,861	7,353	30.5	46	14.1	1,294	11

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Residential mortgages
The table below shows how the continued decrease in property values has affected the distribution of residential mortgages by indexed loan-to-value (LTV). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not take account of provisions made.

LTV distribution calculated on a value basis	31 March 2012 £m	31 December 2011 £m

<= 70%	4,393	4,526
> 70% and <= 90%	2,275	2,501
> 90% and <= 110%	2,806	3,086
> 110% and <= 130%	2,850	3,072
> 130%	7,486	6,517

Total portfolio average LTV at quarter end	112.5%	106.1%

Average LTV on new originations during the year	69.8%	73.9%

Key points
•	The residential mortgage portfolio across Ulster Bank Group totalled £19.8 billion at 31 March 2012, with 89% in the Republic of Ireland and 11% in Northern Ireland.

•
The mortgage REIL continued to increase as a result of the continued challenging economic environment. At 31 March 2012, REIL as a percentage of gross mortgages was 12.4% (by value) compared with 8.3% at 31 March 2011. The impairment charge for Q1 2012 was £215 million compared with £233 million for Q1 2011. Repossession levels were higher than in Q1 2011, with a total of 46 properties repossessed during Q1 2012 (compared with 37 during Q1 2011). 50% of repossessions during Q1 2012 were through voluntary surrender or abandonment of the property.

•
Ulster Bank Group is assisting customers in this difficult environment. Mortgage forbearance policies, which are deployed through the ‘Flex’ initiative, are aimed at assisting customers in financial difficulty. At 31 March 2012, 9.4% (by value) of the mortgage book (£1.9 billion) was on a forbearance arrangement compared with 9.1% (£1.8 billion) at 31 December 2011. The majority of these forbearance arrangements are in the performing book (75%) and not 90 days past due.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio for Ulster Bank Group totalled £16.3 billion at 31 March 2012, of which £11.7 billion or 71% is Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 2011, with 26% in Northern Ireland, 63% in the Republic of Ireland and 11% in the UK excluding Northern Ireland.

	Development		Investment
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

31 March 2012
Ireland (ROI & NI)	2,472	5,897	4,965	1,106	14,440
UK (excluding NI)	72	315	1,353	100	1,840
RoW	6	32	25	5	68

	2,550	6,244	6,343	1,211	16,348

31 December 2011
Ireland (ROI & NI)	2,591	6,317	5,097	1,132	15,137
UK (excluding NI)	95	336	1,371	111	1,913
RoW	-	32	27	4	63

	2,686	6,685	6,495	1,247	17,113

Key points
•
The outlook for commercial real estate remains challenging, with limited liquidity in the marketplace to support sales or refinancing. The decline in asset valuations continues to place pressure on the portfolio.

•
Ulster Bank Group remains focused on proactive management, debt reduction and de-risking of its commercial real estate portfolio while maintaining and responsibly servicing the Core client base through the cycle.

Risk and balance sheet management (continued)

Risk management: Country risk
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of the Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

For further details of the Group’s approach to country risk management, refer to pages 166 to 168 of the Group’s 2011 Form 20-F.

The following tables show the Group’s exposures by country of incorporation of the counterparty at 31 March 2012. Countries shown are those where the Group’s balance sheet exposure to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from S&P, Moody’s or Fitch at 31 March 2012, as well as selected eurozone countries. The numbers are stated before taking into account the impact of mitigants, such as collateral (with the exception of repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

Definitions of headings in the following tables:

Lending comprises gross loans and advances to: central and local government; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term facilities; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes impaired loans and loans where an impairment event has taken place but no impairment provision is recognised.

Debt securities comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivatives comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements, but gross of collateral. Reverse repurchase agreements (repos) comprise the mtm value of counterparty exposure arising from repo transactions net of collateral.

Balance sheet exposures comprise lending exposures, debt securities and derivatives and repo exposures.

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Contingent liabilities and commitments comprise contingent liabilities, including guarantees, and committed undrawn facilities.

Asset quality (AQ) - for the probability of default range relating to each internal asset quality band, refer to page 172 of the Group’s 2011 Annual Report and Accounts.

Credit default swaps (CDSs) - under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par amount of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the notional less fair value amounts arising from sold positions netted against those arising from bought positions, and represents the net change in exposure for a given reference entity should the CDS contract be triggered by a credit event, assuming there is zero recovery rate. However, in most cases, the Group expects the recovery rate to be greater than zero and the change in exposure to be less than this amount.

Other eurozone - comprises Austria, Cyprus, Estonia, Finland, Malta, Slovakia and Slovenia.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary

	31 March 2012
	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total	CDS notional less fair value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,068	41	435	18,690	18,631	38,910	10,113	773	2,577	42,260	3,048	45,308	(138)
Spain	9	-	277	122	5,340	353	6,101	3,502	6,363	2,148	14,612	2,008	16,620	(875)
Italy	-	40	200	344	1,709	22	2,315	1,127	1,065	2,174	5,554	2,757	8,311	(425)
Portugal	-	-	1	-	422	4	427	262	204	544	1,175	228	1,403	1
Greece	3	5	1	31	395	14	449	90	38	322	809	75	884	(7)
Germany	10	20,471	473	325	5,939	148	27,366	4,819	17,395	15,496	60,257	8,287	68,544	(2,779)
Netherlands	2,582	9,842	967	1,556	4,691	22	19,660	2,440	10,287	10,063	40,010	13,019	53,029	(1,389)
France	517	4	1,254	346	3,266	74	5,461	2,268	5,486	8,729	19,676	10,218	29,894	(2,669)
Luxembourg	-	-	20	1,416	2,222	3	3,661	1,379	125	2,260	6,046	1,880	7,926	(382)
Belgium	286	55	177	271	741	21	1,551	409	1,125	2,844	5,520	1,308	6,828	(120)
Other eurozone	117	-	22	111	1,465	26	1,741	322	835	1,860	4,436	1,306	5,742	(157)

Total eurozone	3,569	31,485	3,433	4,957	44,880	19,318	107,642	26,731	43,696	49,017	200,355	44,134	244,489	(8,940)

Other countries
India	-	142	739	42	3,132	114	4,169	328	1,403	100	5,672	1,280	6,952	(76)
China	239	172	1,503	34	764	28	2,740	234	479	383	3,602	1,464	5,066	53
South Korea	-	20	716	1	543	1	1,281	3	792	423	2,496	642	3,138	(119)
Turkey	152	56	263	45	1,059	23	1,598	342	278	98	1,974	474	2,448	17
Brazil	-	-	775	-	200	3	978	64	790	90	1,858	270	2,128	403
Russia	-	24	900	7	580	59	1,570	74	223	23	1,816	725	2,541	(349)
Romania	25	136	14	4	446	381	1,006	1,005	311	5	1,322	118	1,440	(23)

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)

	31 December 2011
	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total	CDS notional less fair value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,467	136	336	18,994	18,858	39,836	10,156	886	2,824	43,546	2,928	46,474	53
Spain	9	3	206	154	5,775	362	6,509	3,735	6,155	2,393	15,057	2,630	17,687	(1,013)
Italy	-	73	233	299	2,444	23	3,072	1,155	1,258	2,314	6,644	3,150	9,794	(452)
Portugal	-	-	10	-	495	5	510	341	113	519	1,142	268	1,410	55
Greece	7	6	-	31	427	14	485	94	409	355	1,249	52	1,301	1
Germany	-	18,068	653	305	6,608	155	25,789	5,402	15,767	16,037	57,593	7,527	65,120	(2,401)
Netherlands	2,567	7,654	623	1,575	4,827	20	17,266	2,498	9,893	10,285	37,444	13,561	51,005	(1,295)
France	481	3	1,273	437	3,761	79	6,034	2,317	7,794	9,058	22,886	10,217	33,103	(2,846)
Luxembourg	-	-	101	1,779	2,228	2	4,110	1,497	130	3,689	7,929	2,007	9,936	(404)
Belgium	213	8	287	354	588	20	1,470	480	652	3,010	5,132	1,359	6,491	(99)
Other eurozone	121	-	28	115	1,375	26	1,665	324	710	1,971	4,346	1,365	5,711	(25)

Total eurozone	3,443	27,282	3,550	5,385	47,522	19,564	106,746	27,999	43,767	52,455	202,968	45,064	248,032	(8,426)

Other countries
India	-	275	610	35	2,949	127	3,996	350	1,530	218	5,744	1,280	7,024	(105)
China	74	178	1,237	17	654	30	2,190	50	597	413	3,200	1,559	4,759	(62)
South Korea	-	5	812	3	576	1	1,397	3	845	404	2,646	627	3,273	(22)
Turkey	215	193	253	66	1,072	16	1,815	423	361	94	2,270	437	2,707	10
Brazil	-	-	936	-	227	4	1,167	70	790	24	1,981	319	2,300	164
Russia	-	36	970	8	659	62	1,735	76	186	66	1,987	356	2,343	(343)
Romania	66	145	30	8	413	392	1,054	1,054	220	6	1,280	160	1,440	8

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Key points
Exposures are affected by currency movements. Over the first quarter of 2012, sterling appreciated 3.4% against the US dollar and 0.4% against the euro.

•
Balance sheet and off-balance sheet exposures to most countries declined in the first quarter of 2012 as the Group maintained a cautious stance and many clients reduced debt levels. The reductions were seen in all broad product categories and in all client groups, with a few exceptions as noted below. Non-Core exposure declined in most countries, particularly Germany and Spain, as a result of sales and repayments.

•
Eurozone periphery (Ireland, Spain, Italy, Portugal and Greece) - Exposure decreased in all five countries, in part caused by significant reductions in available-for-sale debt securities. Most of the Group’s exposure arises from the activities of Markets, International Banking, Ulster Bank (with respect to Ireland), and Group Treasury. The Group has large holdings of Spanish bank and financial institution mortgage-backed securities bonds and smaller quantities of Italian bonds. International Banking provides trade finance facilities to clients across Europe including the eurozone periphery.

•
Ireland - The Group’s exposure to Ireland is driven by Ulster Bank Group (88% of the Group’s Irish exposure at 31 March 2012). The largest components of the Group’s exposure are corporate lending of £18.7 billion (more than half of these loans being to the property sector - mainly commercial real estate, plus construction and building materials) and personal lending of £18.6 billion (mainly mortgages). In addition, the Group has cash and derivatives exposure to the Central Bank of Ireland (CBI), financial institutions and large international clients with funding subsidiaries based in Ireland.

Exposure to the central bank declined by £0.3 billion; this reduction was driven by a change in CBI regulatory requirements. Commercial real estate lending amounted to £10.8 billion at 31 March 2012, only slightly down from the 31 December 2011 level as adverse market conditions hampered asset disposals and refinancing. The commercial real estate lending exposure is largely in Ulster Bank Non-Core and includes REIL of £7.9 billion and loan provisions of £4.2 billion. In personal lending, residential mortgage loans amounted to £17.6 billion, including REIL of £2.4 billion and loan provisions of £1.1 billion. The residential housing market continues to suffer from weak domestic demand, with house prices now approximately 50% below their 2007 peak.

•
Spain - The Group maintains strong relationships with selected banks, other financial institutions and large corporate clients. The exposure to Spain is driven by corporate lending and a sizeable ABS portfolio of £6.5 billion, including £6.1 billion of residential mortgage-backed securities covered bonds. The latter portfolio, which is the Group’s largest exposure to the financial sector, continues to perform satisfactorily. The Group continues to monitor the situation closely, including undertaking stress analyses of this AFS portfolio.

Corporate lending decreased by £0.4 billion, due to reductions mostly in the natural resources and property sectors. Commercial real estate lending amounted to £2.3 billion at 31 March 2012, nearly all in Non-Core, and includes REIL of £1.0 billion and loan provisions of £0.3 billion.

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Key points (continued)
•
Italy - The Group maintains strong relationships with Italian government entities, banks, other financial institutions and large corporate clients. In addition, the Group is an active market-maker in Italian government bonds, resulting in large gross long and short positions in held-for-trading securities.

Corporate lending declined by £0.7 billion largely to manufacturing companies. AFS government and private sector bond exposure was significantly reduced through sales.

•
Portugal - Exposure was stable during the first quarter of 2012, as reductions in lending and a sale of some Group Treasury available-for-sale bonds were offset by a significant recovery in market prices.

•
Greece - The Group recognised an impairment charge in respect of AFS Greek government bonds in 2011. It participated in the restructuring of the Greek government debt in March 2012, which resulted in new bonds, most of which were sold in March (the remainder were sold in April), and in £0.2 billion of AFS bonds issued by the European Financial Stability Facility incorporated in Luxembourg. The Group now has no exposure to AFS bonds issued by the Greek government.

Remaining exposure to Greece at the end of the first quarter was £0.8 billion. This largely comprised corporate lending (part of this being exposure to local subsidiaries of international companies) and also included some partly collateralised derivative and repo exposure to banks.

•
Germany and the Netherlands - The Group holds significant short-term surplus liquidity with central banks given credit risk and capital considerations and limited alternative investment opportunities; this exposure also fluctuates as part of the Group’s asset and liability management. In addition, net long held-for-trading positions in German and Dutch bonds in Markets increased driven by market opportunities; concurrently, German AFS bond positions in Group Treasury were reduced in line with internal liquidity management strategies.

•
France - During the first quarter of 2012, in anticipation of widening credit spreads and as part of general risk management, the Group reduced its holdings in French bonds, both available-for-sale in Group Treasury and held-for-trading in Markets.

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Key points (continued)
•	CDS protection bought and sold - The Group uses CDS contracts to manage both country and counterparty exposures.

During the first quarter of 2012, gross notional CDS contracts, bought and sold, decreased significantly. This was caused by maturing of contracts and by efforts to reduce counterparty credit exposures and risk-weighted assets through derivative compression trades and other means. In addition, the decrease in gross notional CDS positions contributed to a decrease in the fair value of bought and sold CDS contracts, which also declined due to a general narrowing of eurozone CDS spreads. However, spreads generally widened in April, reflecting renewed eurozone concerns.

Greek sovereign CDS positions were minimal at 31 March 2012 and were fully closed out in April, as the use of the collective action clause in the Greek debt swap resulted in a credit event occurring, which triggered Greek sovereign CDS contracts.

The Group primarily transacts these CDS contracts with investment-grade global financial institutions that are active participants in the CDS market. These transactions are subject to regular margining. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, the risk is mitigated through specific collateralisation.

Due to their bespoke nature, exposures relating to CDPCs and associated hedges have not been included as they cannot be meaningfully attributed to a particular country or reference entity. Nth-to-default basket swaps have also been excluded as they cannot be meaningfully attributed to a particular reference entity.

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	3,569	-	-	14,710	212	21,221	13,391	22,540	1,739	27,848	36,127	34,979	3,765	(3,484)
Central banks	31,485	-	-	-	-	7	-	7	5,664	37,156	-	-	-	-
Other banks	3,433	-	-	8,126	(542)	1,175	1,189	8,112	29,338	40,883	16,333	15,944	1,047	(975)
Other financial institutions	4,957	-	-	10,283	(1,007)	1,967	533	11,717	8,621	25,295	13,122	11,634	326	(255)
Corporate	44,880	14,468	7,394	859	27	643	182	1,320	3,655	49,855	59,568	52,869	540	(180)
Personal	19,318	2,548	1,272	-	-	-	-	-	-	19,318	-	-	-	-

	107,642	17,016	8,666	33,978	(1,310)	25,013	15,295	43,696	49,017	200,355	125,150	115,426	5,678	(4,894)

31 December 2011
Central and local government	3,443	-	-	18,406	81	19,597	15,049	22,954	1,925	28,322	37,080	36,759	6,488	(6,376)
Central banks	27,282	-	-	20	-	6	-	26	5,770	33,078	-	-	-	-
Other banks	3,550	-	-	8,423	(752)	1,272	1,502	8,193	29,685	41,428	19,736	19,232	2,303	(2,225)
Other financial institutions	5,385	-	-	10,494	(1,129)	1,138	471	11,161	10,956	27,502	17,949	16,608	693	(620)
Corporate	47,522	14,152	7,267	964	23	528	59	1,433	4,118	53,073	76,966	70,119	2,241	(1,917)
Personal	19,564	2,280	1,069	-	-	-	-	-	1	19,565	-	-	-	-

	106,746	16,432	8,336	38,307	(1,777)	22,541	17,081	43,767	52,455	202,968	151,731	142,718	11,725	(11,138)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	62,327	2,949	1,475	120	198	18	-	-	64,000	3,087
Other financial Institutions	57,670	2,210	596	85	2,674	223	210	73	61,150	2,591

Total	119,997	5,159	2,071	205	2,872	241	210	73	125,150	5,678

31 December 2011	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone periphery
				AFS and LAR debt securities		HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
	Lending	REIL	Provisions		AFS reserves						Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	57	-	-	562	(177)	4,977	5,285	254	135	446	23,858	23,869	3,428	(3,180)
Central banks	1,113	-	-	-	-	-	-	-	101	1,214	-	-	-	-
Other banks	520	-	-	5,270	(755)	276	227	5,319	4,713	10,552	7,610	7,436	721	(684)
Other financial institutions	932	-	-	2,276	(593)	312	139	2,449	1,354	4,735	3,102	2,723	186	(151)
Corporate	26,556	12,296	6,581	176	-	276	31	421	1,462	28,439	8,811	7,464	480	(355)
Personal	19,024	2,522	1,247	-	-	-	-	-	-	19,024	-	-	-	-

	48,202	14,818	7,828	8,284	(1,525)	5,841	5,682	8,443	7,765	64,410	43,381	41,492	4,815	(4,370)

31 December 2011
Central and local government	61	-	-	1,207	(339)	4,854	5,652	409	236	706	25,883	26,174	5,979	(5,926)
Central banks	1,549	-	-	-	-	-	-	-	-	1,549	-	-	-	-
Other banks	585	-	-	5,279	(956)	436	318	5,397	4,824	10,806	9,372	9,159	1,657	(1,623)
Other financial institutions	820	-	-	2,331	(654)	228	56	2,503	1,855	5,178	3,854	3,635	290	(262)
Corporate	28,135	12,103	6,527	274	4	238	-	512	1,489	30,136	10,798	9,329	999	(860)
Personal	19,262	2,258	1,048	-	-	-	-	-	1	19,263	-	-	-	-

	50,412	14,361	7,575	9,091	(1,945)	5,756	6,026	8,821	8,405	67,638	49,907	48,297	8,925	(8,671)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	23,823	2,598	978	111	93	11	-	-	24,894	2,720
Other financial Institutions	17,423	1,859	236	50	765	123	63	63	18,487	2,095

Total	41,246	4,457	1,214	161	858	134	63	63	43,381	4,815

31 December 2011	48,090	8,586	998	163	819	176	-	-	49,907	8,925

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	45	-	-	115	(34)	7	13	109	11	165	2,276	2,281	364	(357)
Central banks	1,068	-	-	-	-	-	-	-	101	1,169	-	-	-	-
Other banks	41	-	-	183	(24)	156	-	339	1,220	1,600	128	125	11	(11)
Other financial institutions	435	-	-	54	-	142	63	133	809	1,377	742	677	54	(54)
Corporate	18,690	10,624	5,784	60	-	133	1	192	436	19,318	369	286	(21)	22
Personal	18,631	2,522	1,247	-	-	-	-	-	-	18,631	-	-	-	-

	38,910	13,146	7,031	412	(58)	438	77	773	2,577	42,260	3,515	3,369	408	(400)

31 December 2011
Central and local government	45	-	-	102	(46)	20	19	103	92	240	2,145	2,223	466	(481)
Central banks	1,467	-	-	-	-	-	-	-	-	1,467	-	-	-	-
Other banks	136	-	-	177	(39)	195	14	358	1,459	1,953	110	107	21	(21)
Other financial institutions	336	-	-	61	-	116	35	142	855	1,333	523	630	64	(74)
Corporate	18,994	10,269	5,689	148	3	135	-	283	417	19,694	425	322	(11)	10
Personal	18,858	2,258	1,048	-	-	-	-	-	1	18,859	-	-	-	-

	39,836	12,527	6,737	488	(82)	466	68	886	2,824	43,546	3,203	3,282	540	(566)
CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,692	233	9	1	-	-	-	-	1,701	234
Other financial Institutions	1,443	165	161	-	210	9	-	-	1,814	174

Total	3,135	398	170	1	210	9	-	-	3,515	408

31 December 2011	2,911	532	163	1	129	7	-	-	3,203	540

Risk and balance sheet management (continued)

Risk management: Country risk: Spain
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	9	-	-	35	(13)	677	899	(187)	29	(149)	5,839	5,876	687	(669)
Central banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other banks	277	-	-	4,860	(698)	104	156	4,808	1,317	6,402	1,974	1,973	128	(119)
Other financial institutions	122	-	-	1,632	(583)	112	45	1,699	366	2,187	1,427	1,214	95	(66)
Corporate	5,340	1,040	357	-	-	59	16	43	436	5,819	3,886	3,084	196	(148)
Personal	353	-	-	-	-	-	-	-	-	353	-	-	-	-

	6,101	1,040	357	6,527	(1,294)	952	1,116	6,363	2,148	14,612	13,126	12,147	1,106	(1,002)

31 December 2011
Central and local government	9	-	-	33	(15)	360	751	(358)	35	(314)	5,151	5,155	538	(522)
Central banks	3	-	-	-	-	-	-	-	-	3	-	-	-	-
Other banks	206	-	-	4,892	(867)	162	214	4,840	1,622	6,668	1,965	1,937	154	(152)
Other financial institutions	154	-	-	1,580	(639)	65	8	1,637	282	2,073	2,417	2,204	157	(128)
Corporate	5,775	1,190	442	9	-	27	-	36	454	6,265	4,831	3,959	448	(399)
Personal	362	-	-	-	-	-	-	-	-	362	-	-	-	-

	6,509	1,190	442	6,514	(1,521)	614	973	6,155	2,393	15,057	14,364	13,225	1,297	(1,201)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	6,748	532	67	5	32	3	-	-	6,847	540
Other financial Institutions	6,045	510	21	3	213	53	-	-	6,279	566

Total	12,793	1,042	88	8	245	56	-	-	13,126	1,106

31 December 2011	13,833	1,235	230	8	301	54	-	-	14,364	1,297

Risk and balance sheet management (continued)

Risk management: Country risk: Italy
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	-	-	-	348	(87)	4,247	4,341	254	77	331	12,341	12,385	1,330	(1,210)
Central banks	40	-	-	-	-	-	-	-	-	40	-	-	-	-
Other banks	200	-	-	119	(14)	15	69	65	1,509	1,774	4,357	4,199	429	(403)
Other financial institutions	344	-	-	585	(10)	39	18	606	133	1,083	891	793	29	(23)
Corporate	1,709	281	98	74	-	80	14	140	455	2,304	3,809	3,387	160	(103)
Personal	22	-	-	-	-	-	-	-	-	22	-	-	-	-

	2,315	281	98	1,126	(111)	4,381	4,442	1,065	2,174	5,554	21,398	20,764	1,948	(1,739)

31 December 2011
Central and local government	-	-	-	704	(220)	4,336	4,725	315	90	405	12,125	12,218	1,750	(1,708)
Central banks	73	-	-	-	-	-	-	-	-	73	-	-	-	-
Other banks	233	-	-	119	(14)	67	88	98	1,064	1,395	6,078	5,938	1,215	(1,187)
Other financial institutions	299	-	-	685	(15)	40	13	712	686	1,697	872	762	60	(51)
Corporate	2,444	361	113	75	-	58	-	133	474	3,051	4,742	4,299	350	(281)
Personal	23	-	-	-	-	-	-	-	-	23	-	-	-	-

	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	6,644	23,817	23,217	3,375	(3,227)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	12,448	1,096	857	97	61	8	-	-	13,366	1,201
Other financial Institutions	7,703	658	54	47	275	42	-	-	8,032	747

Total	20,151	1,754	911	144	336	50	-	-	21,398	1,948

31 December 2011	23,042	3,226	495	96	280	53	-	-	23,817	3,375

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet expo sures	CDS by reference entity
											Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	-	-	-	51	(43)	21	32	40	18	58	3,277	3,264	922	(881)
Other banks	1	-	-	108	(19)	1	2	107	402	510	1,146	1,134	152	(149)
Other financial institutions	-	-	-	5	-	19	13	11	44	55	8	5	1	(1)
Corporate	422	42	34	42	-	4	-	46	80	548	350	316	56	(37)
Personal	4	-	-	-	-	-	-	-	-	4	-	-	-	-

	427	42	34	206	(62)	45	47	204	544	1,175	4,781	4,719	1,131	(1,068)

31 December 2011
Central and local government	-	-	-	56	(58)	36	152	(60)	19	(41)	3,304	3,413	997	(985)
Other banks	10	-	-	91	(36)	12	2	101	389	500	1,197	1,155	264	(260)
Other financial institutions	-	-	-	5	-	7	-	12	30	42	8	5	1	(1)
Corporate	495	27	27	42	-	18	-	60	81	636	366	321	68	(48)
Personal	5	-	-	-	-	-	-	-	-	5	-	-	-	-

	510	27	27	194	(94)	73	154	113	519	1,142	4,875	4,894	1,330	(1,294)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,747	644	45	8	-	-	-	-	2,792	652
Other financial Institutions	1,956	466	-	-	33	13	-	-	1,989	479

Total	4,703	1,110	45	8	33	13	-	-	4,781	1,131

31 December 2011	4,796	1,303	46	12	33	15	-	-	4,875	1,330

Risk and balance sheet management (continued)

Risk management: Country risk: Greece
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	3	-	-	13	-	25	-	38	-	41	125	63	125	(63)
Central banks	5	-	-	-	-	-	-	-	-	5	-	-	-	-
Other banks	1	-	-	-	-	-	-	-	265	266	5	5	1	(2)
Other financial institutions	31	-	-	-	-	-	-	-	2	33	34	34	7	(7)
Corporate	395	309	308	-	-	-	-	-	55	450	397	391	89	(89)
Personal	14	-	-	-	-	-	-	-	-	14	-	-	-	-

	449	309	308	13	-	25	-	38	322	809	561	493	222	(161)

31 December 2011
Central and local government	7	-	-	312	-	102	5	409	-	416	3,158	3,165	2,228	(2,230)
Central banks	6	-	-	-	-	-	-	-	-	6	-	-	-	-
Other banks	-	-	-	-	-	-	-	-	290	290	22	22	3	(3)
Other financial institutions	31	-	-	-	-	-	-	-	2	33	34	34	8	(8)
Corporate	427	256	256	-	-	-	-	-	63	490	434	428	144	(142)
Personal	14	-	-	-	-	-	-	-	-	14	-	-	-	-

	485	256	256	312	-	102	5	409	355	1,249	3,648	3,649	2,383	(2,383)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	188	93	-	-	-	-	-	-	188	93
Other financial Institutions	276	60	-	-	34	6	63	63	373	129

Total	464	153	-	-	34	6	63	63	561	222

31 December 2011	3,508	2,290	64	46	76	47	-	-	3,648	2,383

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

For a description of the Group’s basis of measurement and methodologies, refer to pages 229 to 231 of the Group’s 2011 Annual Report and Accounts.

Following the implementation of CRD III at 31 December 2011, the Group is required to calculate: (i) an additional capital charge based on a stressed calibration of the VaR model - Stressed VaR; (ii) an Incremental Risk Charge to capture the default and migration risk for credit risk positions in the trading book; and (iii) an All Price Risk measure for correlation trading positions, subject to a capital floor that is based on standardised securitisation charges. The CRD III capital charges at 31 March 2012 are shown in the table below:

	31 March 2012	31 December 2011
	£m	£m

Stressed VaR	1,793	1,682
Incremental Risk Charge	659	469
All Price Risk	262	297

The Group’s US trading subsidiary was included in the internal models in March 2012 resulting in an increase in Incremental Risk Charge and Stressed VaR.

Daily distribution of Markets trading revenues

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

Risk and balance sheet management (continued)

Market risk (continued)
Key points
•
Markets delivered higher trading revenues in Q1 2012 than in Q4 2011. This reflected the temporary improvement in global markets sentiment following the approval of Greece’s bailout and debt restructuring and increased liquidity in Europe as a result of the European Central Bank’s Long-Term Refinancing Operation programme.

•
A higher volume of client activity and normalised bid-offer spreads contributed to more stable and consistent revenues compared with Q4 2011, as seen by trends in average daily revenue and standard deviation. The average daily revenue in Q1 2012 was £27 million compared with £9 million in Q4 2011. The standard deviation of the daily revenues in Q1 2012 was £15 million, down from £18 million in Q4 2011.

•	The number of days with negative revenue decreased from 18 in Q4 2011 to two in Q1 2012, primarily reflecting the factors discussed above.

•
The two most frequent results were daily revenue of: (i) between £15 million and £20 million, and (ii) between £25 million and £30 million, each of which occurred 13 times in Q1 2012. In Q4 2011, the most frequent result was daily revenue of between zero and £5 million, which occurred 12 times.

VaR disclosures
Counterparty Exposure Management (CEM) manages the OTC derivative counterparty credit and funding risk on behalf of Markets, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions CEM enters into are booked in the trading book, and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR for regulatory capital. In the interest of transparency and to more properly represent the exposure, CEM exposure and total VaR excluding CEM are disclosed separately.

The table below details VaR for the Group’s trading portfolios, analysed by type of market risk exposure, and between Core, Non-Core, CEM and the Group’s total trading VaR excluding CEM.

Risk and balance sheet management (continued)

Market risk (continued)
	Quarter ended
	31 March 2012				31 December 2011				31 March 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	73.8	68.3	95.7	51.2	62.5	68.1	72.3	50.8	60.4	60.2	79.2	42.1
Credit spread	84.2	88.5	94.9	72.6	68.4	74.3	78.5	57.4	134.1	97.7	151.1	97.7
Currency	12.5	11.1	21.3	8.2	10.9	16.2	19.2	5.7	12.2	10.5	18.0	8.1
Equity	7.5	6.3	12.5	4.7	8.3	8.0	12.5	5.0	11.1	10.7	14.5	8.0
Commodity	2.5	1.3	6.0	1.0	4.3	2.3	7.0	2.0	0.2	0.1	0.7
Diversification (1)		(69.0)				(52.3)				(71.1)
Total	116.6	106.5	137.0	97.2	109.7	116.6	132.2	83.5	156.4	108.1	181.3	108.1

Core	82.8	74.5	118.0	63.6	77.3	89.1	95.6	57.7	108.2	72.2	133.9	72.2
Non-Core	38.7	39.3	41.9	34.2	35.2	34.6	40.7	30.0	113.9	109.4	128.6	104.1

CEM (2)	79.1	78.5	84.2	73.3		75.8				43.9

Total (excluding CEM) (2)	53.5	56.6	76.4	41.0		49.7				110.8

Notes:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

(2)
CEM and total trading VaR excluding CEM for Q1 2012 have been presented on a minimum, maximum, average and period end basis. For comparative purposes, the period end VaR figures have been shown for Q4 2011 and Q1 2011.

Key points
•
The Group’s average and maximum total trading VaR and interest rate trading VaR were slightly higher during Q1 2012 than Q4 2011. This was largely driven by pre-hedging activity ahead of UK Gilt and Japanese Government bond auctions in which RBS participated.

•
The eurozone sovereign crisis caused unrest in the credit markets over the quarter as France was downgraded and Greece's debt refinancing raised concerns over Italy and Spain's ability to refinance their debt. This caused credit spreads to widen over the majority of the quarter and impacted the Group’s credit spread exposure, resulting in a higher average and maximum credit spread VaR in Q1 2012 than in Q4 2011.

•	Non-Core trading VaR showed a slight increase over Q1 2012 due to increased hedging activities in CEM as counterparty credit risks deteriorated.

Risk and balance sheet management (continued)

Market risk (continued)
The table below details VaR for the Group’s non-trading portfolio, excluding the structured credit portfolio (SCP) and loans and receivables (LAR), analysed by type of market risk exposure and between Core, Non-Core CEM, and the Group’s total non-trading VaR excluding CEM.

	Quarter ended
	31 March 2012				31 December 2011				31 March 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	9.6	8.7	10.7	8.7	9.7	9.9	10.9	8.8	7.8	7.0	10.8	6.5
Credit spread	13.9	15.2	15.4	12.9	13.9	13.6	15.7	12.1	23.8	22.5	39.3	14.2
Currency	3.7	3.3	4.5	3.2	3.5	4.0	5.1	2.4	0.6	0.6	1.8	0.1
Equity	1.9	1.8	1.9	1.8	1.9	1.9	2.0	1.8	2.5	2.3	3.1	2.2
Diversification (1)		(10.8)				(13.6)				(5.4)
Total	15.7	18.2	18.3	13.6	16.3	15.8	20.0	14.2	26.5	27.0	41.6	13.4

Core	15.7	18.8	19.0	13.5	16.0	15.1	18.9	14.1	25.5	26.1	38.9	13.5
Non-Core	2.5	2.4	2.6	2.4	3.4	2.5	3.9	2.5	2.6	2.4	3.4	2.2

CEM (2)	1.0	0.9	1.0	0.9		0.9				0.3
Total excluding CEM (2)	15.7	17.4	17.8	13.5		15.5				27.0

Notes:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

(2)
CEM and total non-trading VaR excluding CEM for Q1 2012 have been presented on a minimum, maximum, average and period end basis. For comparative purposes, the period end VaR figures have been shown for Q4 2011 and Q1 2011.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio (SCP)
	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2012
1-2 years	-	-	-	54	54	-	-	-	48	48
2-3 years	-	-	9	153	162	-	-	9	143	152
4-5 years	-	18	30	93	141	-	17	23	86	126
5-10 years	-	368	254	248	870	-	334	167	210	711
>10 years	1,115	432	833	557	2,937	202	368	569	319	1,458
	1,115	818	1,126	1,105	4,164	202	719	768	806	2,495

31 December 2011
1-2 years	-	-	-	27	27	-	-	-	22	22
2-3 years	-	-	10	196	206	-	-	9	182	191
4-5 years	-	37	37	95	169	-	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775
	2,212	982	781	1,179	5,154	796	860	514	868	3,038

31 March 2011
1-2 years	-	19	-	38	57	-	18	-	34	52
2-3 years	12	19	43	70	144	12	17	42	64	135
3-4 years	-	5	11	206	222	-	5	10	194	209
4-5 years	15	15	-	36	66	15	14	-	33	62
5-10 years	96	467	313	385	1,261	85	435	232	342	1,094
>10 years	397	624	561	530	2,112	154	500	400	369	1,423
	520	1,149	928	1,265	3,862	266	989	684	1,036	2,975

Note:
(1)
MBS include sub-prime RMBS with a notional amount of £396 million (31 December 2011 - £401 million; 31 March 2011 - £455 million) and a fair value of £258 million (31 December 2011 - £252 million; 31 March 2011 - £330 million), all with residual maturities of greater than ten years.

The Structured Credit Portfolio is within Non-Core. The risk in this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and RWA basis.

Key point
•
The CDO drawn notional was lower at 31 March 2012 than at 31 December 2011 due to the liquidation of legacy commercial real estate CDOs. Following the liquidation, the majority of the underlying assets were sold and the retained MBS assets were added to the MBS portfolio, increasing the drawn notional at 31 March 2012.

Additional information

	31 March 2012	31 December 2011

Ordinary share price	£0.276	£0.202

Number of ordinary shares in issue	59,546m	59,228m

Capitalisation of the Group
The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as at 31 March 2012

As at 31 March 2012
£m

Share capital - allotted, called up and fully paid
Ordinary shares of 25p	14,886
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1.00	-
Retained income and other reserves	15,397 58,019
Owners’ equity	73,416

Group indebtedness
Subordinated liabilities	25,513
Debt securities in issue	142,943
Total indebtedness	168,456
Total capitalisation and indebtedness	241,872

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Since 31 March 2012 issuances of debt securities net of buybacks totalled £433 million.

Other than as disclosed above, the information contained in the tables above has not changed materially since 31 March 2012.

Additional information (continued)

Ratio of earnings to fixed charges
	Quarter ended 31 March 2012(3)	Year ended 31 December
		2011	2010	2009(3)	2008(3)	2007

Ratio of earnings to combined fixed charges and preference share dividends (1,2)
- including interest on deposits	0.33	0.91	0.94	0.75	0.05	1.45
- excluding interest on deposits		0.25	0.38			5.73
Ratio of earnings to fixed charges only (1,2)
- including interest on deposits	0.33	0.91	0.95	0.80	0.05	1.47
- excluding interest on deposits		0.25	0.44			6.53

Notes:
(1)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(2)
The earnings for the quarter ended 31 March 2012 and for years ended 31 December 2011, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the quarter ended 31 March 2012 was £1,404 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £766 million, £523 million, £3,582 million and £26,287 million, respectively. The coverage deficiency for fixed charges only for quarter ended 31 March 2012 was £1,404 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £766 million, £399 million, £2,647 million and £25,691 million, respectively.

(3)	Negative ratios have been excluded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor
Group Chief Accountant
11 May 2012

Appendix 1

Businesses outlined for
disposal

Appendix 1 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of Direct Line Group, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

The sale of the Group's UK branch-based businesses to Santander UK plc continues to make good progress.

The disposal of Direct Line Group, the base case plan for which is by way of a public flotation, is targeted to commence in the second half of 2012, subject to market conditions. External advisors have been appointed to assist the Group with the disposal and the process of separation is proceeding to plan. In the meantime, the business continues to be managed and reported as a separate core division.

The table below shows total income and operating profit of Direct Line Group and the UK branch-based businesses.

	Total income		Operating profit
	Q1 2012	FY 2011	Q1 2012	FY 2011
	£m	£m	£m	£m

Direct Line Group (1)	966	4,286	84	407
UK branch-based businesses (2)	226	959	79	319
Total	1,192	5,245	163	726

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	31 March 2012	31 December 2011	31 March 2012	31 December 2011	31 March 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn
Direct Line Group (1)	n/m	n/m	13.3	13.9	4.1	4.4
UK branch-based businesses (2)	10.5	11.1	19.1	19.3	1.0	1.0
Total	10.5	11.1	32.4	33.2	5.1	5.4

Notes:
(1)
Total income includes investment income of £90 million (FY 2011 - £302 million). Total assets and estimated capital include approximately £0.9 billion of goodwill, of which £0.7 billion is attributed to Direct Line Group by RBS Group.

(2)	Estimated notional equity based on 10% (2011 - 9%) of RWAs.

Appendix 1 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:
	Division		Total
	UK Retail	UK Corporate	Q1 2012	FY 2011
	£m	£m	£m	£m
Income statement
Net interest income	79	82	161	689
Non-interest income	24	41	65	270
Total income	103	123	226	959

Direct expenses
- staff	(18)	(20)	(38)	(158)
- other	(26)	(14)	(40)	(166)
Indirect expenses	(17)	(13)	(30)	(117)
	(61)	(47)	(108)	(441)
Impairment losses	(14)	(25)	(39)	(199)
Operating profit	28	51	79	319

Analysis of income by product
Loans and advances	28	71	99	436
Deposits	22	33	55	245
Mortgages	33	-	33	134
Other	20	19	39	144
Total income	103	123	226	959

Net interest margin	4.66%	2.88%	3.55%	3.57%
Employee numbers (full time equivalents rounded to the nearest hundred)	2,800	1,600	4,400	4,400

	Division			Total
	UK Retail	UK Corporate	Markets	31 March 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets (excluding mark-to-market derivatives)	7.1	11.6	-	18.7	18.9
Loans and advances to customers (gross)	7.3	12.0	-	19.3	19.5
Customer deposits	8.7	12.7	-	21.4	21.8
Derivative assets	-	-	0.4	0.4	0.4
Derivative liabilities	-	-	-	-	0.1
Risk elements in lending	0.5	1.0	-	1.5	1.5
Loan:deposit ratio	80%	91%	-	86%	86%
Risk-weighted assets	3.6	6.9	-	10.5	11.1